Form 10-K, Exhibit 13
period 1993-12-31
RUBBERMAID INC
filed 1994-03-30
CIK 85627

MANAGEMENT'S REPORT                                     EXHIBIT 13

The integrity and objectivity of the consolidated financial statements and other data included in this Annual Report are the responsibility of Rubbermaid management and the Board of Directors. The consolidated financial statements are prepared in accordance with generally accepted accounting principles and, where necessary, include estimates based on management's judgment. Our external auditors conducted an audit of the consolidated financial statements and reported that the statements present fairly, in all material respects, the Company's financial position, results of operations, and cash flows.

Management has established a system of internal controls to provide reasonable assurance that financial information is reliable and assets are properly safeguarded. The system of internal controls is maintained by selecting and training qualified associates and by establishing and implementing sound accounting and business policies, and procedures. Rubbermaid utilizes internal auditors to monitor and evaluate the effectiveness of such internal controls, policies, and procedures.

The Audit and Environmental Committee of the Board of Directors, comprised entirely of outside directors, monitors and reviews the Company's financial reporting and accounting practices by meeting with management, the internal auditors, and the external auditors. The internal and external auditors have unrestricted access to the Committee.

/S/ Wolfgang R. Schmitt
WOLFGANG R. SCHMITT
Chairman of the Board and
Chief Executive Officer

/S/ Joseph G. Meehan
JOSEPH G. MEEHAN
Senior Vice President and
Chief Financial Officer

/S/ George C. Weigand
GEORGE C. WEIGAND
Vice President and
Corporate Controller

INDEPENDENT AUDITORS' REPORT

SHAREHOLDERS AND BOARD OF DIRECTORS
RUBBERMAID INCORPORATED:

We have audited the accompanying consolidated balance sheets of Rubbermaid Incorporated and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rubbermaid Incorporated and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992. Also, as discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for inventories in 1992.

/S/ KPMG Peat Marwick
KPMG PEAT MARWICK
Cleveland, Ohio
February 1, 1994


CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share amounts)

Years Ended December 31                                                    1993              1992              1991
- ---------------------------------------------------------------------------------------------------------------------
Net sales                                                               $1,960,207       $1,805,332        $1,667,305
Cost of sales                                                            1,285,949        1,200,651         1,102,685
Selling, general, and administrative expenses                              328,741          310,410           307,780
Realignment costs (note 3)                                                       -           27,500                 -
Other charges (credits), net:
  Interest expense                                                           7,787            7,561             8,300
  Interest income                                                           (4,921)          (4,923)           (5,889)
  Miscellaneous, net                                                           768           (2,700)           (8,158)
- ---------------------------------------------------------------------------------------------------------------------
                                                                             3,634              (62)           (5,747)
- ---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative
  effect of changes in accounting principles                               341,883          266,833           262,587
- ---------------------------------------------------------------------------------------------------------------------
Income taxes (note 12)                                                     130,470           99,907            99,937
- ---------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of
  changes in accounting principles                                         211,413          166,926           162,650
Cumulative effect of changes in accounting
  principles (note 2):
    Postretirement benefits                                                      -          (20,112)                -
    Other                                                                        -           17,281                 -
- ---------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                            $  211,413       $  164,095        $  162,650
=====================================================================================================================
Earnings per Common Share before cumulative
  effect of changes in accounting principles                            $     1.32       $     1.04        $     1.02
Cumulative effect of changes in accounting
  principles:
    Postretirement benefits                                                      -             (.13)                -
    Other                                                                        -              .11                 -
- ---------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                                           $     1.32       $     1.02        $     1.02
=====================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share amounts)

At December 31                                                                 1993             1992
- -------------------------------------------------------------------------------------------------------
ASSETS
- -------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                $  127,802        $  122,494
  Marketable securities                                                        66,260                 -
  Receivables, less allowance for doubtful accounts
    of $13,886 in 1993 and $18,883 in 1992                                    322,284           295,022
  Inventories (notes 2 and 5)                                                 303,437           271,917
  Prepaid expenses                                                              9,961            10,217
- -------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                 829,744           699,650
- -------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net (note 6)                                  572,136           517,096
Intangible and other assets, net (notes 4 and 12)                             111,244           109,823
- -------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $1,513,124        $1,326,569
=======================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable (note 7)                                                   $   12,783        $   18,413
  Long-term debt, current (note 7)                                              2,519             5,304
  Payables                                                                    116,401            99,618
  Accrued liabilities (note 8)                                                127,611            99,911
- -------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                            259,314           223,246
- -------------------------------------------------------------------------------------------------------
Deferred income taxes (notes 2 and 12)                                              -             2,039
Other deferred liabilities (notes 2 and 10)                                   103,914            93,356
Long-term debt, non-current (note 7)                                           19,414            20,279
- -------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTES 9 AND 13):
  Preferred stock, without par value.
    Authorized 20,000,000 shares; none issued                                       -                 -
  Common Shares of $1 par value.
    Authorized 400,000,000 shares;
      issued 160,357,090 shares in 1993 and
      160,238,516 shares in 1992                                              160,357           160,239
  Paid-in capital                                                               7,810             5,003
  Retained earnings                                                           966,928           820,453
  Foreign currency translation adjustment                                      (4,613)            1,954
- -------------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                         1,130,482           987,649
- -------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $1,513,124        $1,326,569
=======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)
( ) Denotes decrease in cash and cash equivalents

Years Ended December 31                                                  1993             1992             1991
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                        $ 211,413        $ 164,095         $ 162,650
  Adjustments to reconcile net earnings to
    net cash from operating activities:
      Cumulative effect of changes in
        accounting principles (note 2):
          Postretirement benefits                                             -           20,112                 -
          Other                                                               -          (17,281)                -
      Depreciation                                                       80,860           69,919            62,650
      Employee benefits                                                  14,204           16,049            16,844
      Provision for losses on accounts receivable                         4,687            6,857            12,130
      Other                                                               9,077            4,154               132
      Changes in:
        Receivables                                                     (31,949)         (24,896)           13,158
        Inventories                                                     (31,520)         (28,605)           (8,435)
        Prepaid expenses and other assets                               (12,546)           2,503           (13,364)
        Payables                                                         16,783          (18,221)           16,750
        Accrued liabilities                                              28,426           (1,313)          (13,342)
        Deferred income taxes and credits                                (2,039)         (16,477)               (8)
- ------------------------------------------------------------------------------------------------------------------
      NET CASH FROM OPERATING ACTIVITIES                                287,396          176,896           249,165
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment                          (141,697)        (134,528)         (122,513)
  Additions to marketable securities                                    (66,260)               -                 -
  Other, net                                                                 87           (3,558)            2,533
- ------------------------------------------------------------------------------------------------------------------
    NET CASH FROM INVESTING ACTIVITIES                                 (207,870)        (138,086)         (119,980)
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in notes payable                                            (5,630)           2,972            (1,425)
  Repayment of long-term debt, net                                       (3,650)         (13,199)           (2,317)
  Cash dividends paid                                                   (64,938)         (56,477)          (49,643)
  Other, net                                                                  -           (2,933)               23
- ------------------------------------------------------------------------------------------------------------------
    NET CASH FROM FINANCING ACTIVITIES                                  (74,218)         (69,637)          (53,362)
- ------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                   5,308          (30,827)           75,823
Cash and cash equivalents at beginning of year                          122,494          153,321            77,498
- ------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $ 127,802        $ 122,494         $ 153,321
==================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid                                                   $ 112,423        $ 128,501         $ 115,305
  Interest paid                                                       $   8,182        $   7,507         $   8,071
==================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in thousands except per share amounts)                                                      Foreign
                                                                                                     Currency           Total
                                                        Common        Paid-in        Retained      Translation      Shareholders'
                                                        Shares        Capital        Earnings       Adjustment         Equity
- ------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS FOR 1991:
  Opening balance                                     $ 79,993        $ 37,857       $638,551       $ 11,803        $  768,204
  Net earnings                                               -               -        162,650              -           162,650
  Cash dividends, $.31 per share                             -               -        (49,643)             -           (49,643)
  Employee stock plans                                     102           3,771              -              -             3,873
  Foreign currency
    translation adjustment                                   -               -              -            756               756
  Two-for-one stock split                               80,094         (41,569)       (38,525)             -                 -
  Other, net                                                 -               -           (100)             -              (100)
- ------------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1991                         160,189              59        712,933         12,559           885,740
TRANSACTIONS FOR 1992:
  Net earnings                                               -               -        164,095              -           164,095
  Cash dividends, $.3525 per share                           -               -        (56,477)             -           (56,477)
  Employee stock plans                                      50           4,944              -              -             4,994
  Foreign currency
    translation adjustment                                   -               -              -        (10,605)          (10,605)
  Other, net                                                 -               -            (98)             -               (98)
- ------------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1992                         160,239           5,003        820,453          1,954           987,649
TRANSACTIONS FOR 1993:
  Net earnings                                               -               -        211,413              -           211,413
  Cash dividends, $.405 per share                            -               -        (64,938)             -           (64,938)
  Employee stock plans                                     118           2,807              -              -             2,925
  Foreign currency
    translation adjustment                                   -               -              -         (6,567)           (6,567)
- ------------------------------------------------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 1993                        $160,357        $  7,810       $966,928       $ (4,613)       $1,130,482
==============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Rubbermaid Incorporated and its subsidiary companies, all of which are wholly owned. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

CASH EQUIVALENTS
Investments with maturities at date of purchase of three months or less are considered cash equivalents.

MARKETABLE SECURITIES
Marketable securities, consisting of high quality auction rate preferred stock, are stated at cost which approximates market.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 83% of inventories in both 1993 and 1992. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment is stated at cost less depreciation and amortization accumulated to date. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

FINANCIAL INSTRUMENTS
Financial instruments consist primarily of investments in cash, cash equivalents, marketable securities, and receivables and obligations under accounts payable and debt instruments. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted prices. At December 31, 1993 and 1992, the fair value of the Company's financial instruments approximated the carrying value.

NET EARNINGS PER COMMON SHARE
Net earnings per Common Share is based on the average number of Common Shares outstanding during each year. Average shares used in the calculations were 160,318,196, 160,207,099, and 160,126,310 in 1993, 1992, and 1991,
respectively.

2.  ACCOUNTING CHANGES
Effective January 1, 1992, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to immediately recognize the obligation for these benefits, resulting in a cumulative effect charge to 1992 net earnings of $20,112 (net of $12,015 of income taxes) or $.13 per share.

Effective January 1, 1992, the Company modified its inventory accounting practices to include additional costs as part of inventoriable overhead. The Company believes this change is preferable because it improves the matching of revenues and costs and improves comparability of operating results and financial position with those of other companies. The cumulative effect of this change was $11,203 (net of $6,866 of income taxes) or $.07 per share.

Effective January 1, 1992, the Company adopted FAS No. 109, "Accounting for Income Taxes." The cumulative effect of this change was $6,078 or $.04 per share.

The effect of these changes on 1992's results, after recording the cumulative effect, and the pro forma effect on the prior year results were not significant.

3.  REALIGNMENT COSTS
During 1992, the Company provided $27,500 ($17,050 after tax or $.11 per share) for the cost of actions to realign and integrate certain operations.

4. ACQUISITIONS AND JOINT VENTURES

ACQUISITIONS
In 1992, the Company acquired the businesses which comprise CIPSA, the leading Mexican plastic and rubber housewares manufacturer and marketer, and Iron Mountain Forge Corporation, a manufacturer and marketer of commercial playground equipment, in cash transactions accounted for as purchases. These acquisitions had no significant effect on 1992's results of operations.

JOINT VENTURES
The Company has a 40% interest in a joint venture, Curver Rubbermaid Group, with the Dutch conglomerate, DSM. The Company's interest in the joint venture is accounted for by the equity method. Curver Rubbermaid Group manufactures and markets plastic and rubber housewares in Europe, the Middle East, and North Africa.

Subsequent to December 31, 1993, the Company announced its intention to form a joint venture with Richell Corporation, one of Japan's leading housewares manufacturers, which will sell, market, and develop housewares, leisure, and specialty products for the Japanese market. Subject to reaching a definitive agreement, the joint venture will become operational in April 1994. At that time the Company will hold a 40% equity interest and will have the opportunity to increase its holding to a majority position by the end of 1994.

In 1992 the Company ended its resin casual furniture joint venture with Sommer-Allibert Inc. The Company continues to manufacture and distribute resin casual furniture specifically for the mass market.

5. INVENTORIES

A summary of inventories follows:
                                                         1993            1992
- -------------------------------------------------------------------------------
FIFO cost:
  Raw materials                                        $ 75,978        $ 75,777
  Work-in-process                                        15,964          15,497
  Finished goods                                        224,023         197,711
- -------------------------------------------------------------------------------
                                                        315,965         288,985
Excess of FIFO over LIFO cost                           (12,528)        (17,068)
- -------------------------------------------------------------------------------
                                                       $303,437        $271,917
===============================================================================

6. PROPERTY, PLANT, AND EQUIPMENT, NET
The components of property, plant, and equipment are summarized below:

                                                         1993            1992
- -------------------------------------------------------------------------------
Land and land improvements                            $  26,984       $  22,666
Buildings                                               242,531         227,432
Machinery and equipment                                 702,092         620,114
- -------------------------------------------------------------------------------
                                                        971,607         870,212
Accumulated depreciation                               (508,944)       (443,117)
- -------------------------------------------------------------------------------
                                                        462,663         427,095
Additions in progress                                   109,473          90,001
- -------------------------------------------------------------------------------
                                                      $ 572,136       $ 517,096
===============================================================================

7.  NOTES PAYABLE AND LONG-TERM DEBT
Notes payable includes $8,500 of variable rate industrial revenue bonds at December 31, 1993 and 1992. Although the bonds mature in 2009, they are classified as short-term debt since annually the bondholders may elect to continue their investment or return the bonds, at which time they can be redeemed or resold.

Long-term debt at December 31, 1993 and 1992 is summarized as follows:
                                                         1993            1992
- -------------------------------------------------------------------------------
Industrial revenue bonds - rates
  ranging from 5.7% to 10.875%
  with maturities through 2012                          $15,073         $16,887
Other                                                     6,860           8,696
- -------------------------------------------------------------------------------
                                                         21,933          25,583
Less current portion                                      2,519           5,304
- -------------------------------------------------------------------------------
                                                        $19,414         $20,279
===============================================================================


The aggregate principal payments due on the long-term debt for the five years subsequent to December 31, 1993 are as follows:

   1994            1995             1996            1997              1998
- -------------------------------------------------------------------------------
  $2,519          $2,552           $3,229          $3,707            $1,726
===============================================================================

8. ACCRUED LIABILITIES
Accrued liabilities at December 31, 1993 and 1992 consist of the following:
                                                         1993            1992
- -------------------------------------------------------------------------------
Compensation and commissions                           $ 28,060         $28,226
Retirement plans                                         23,338          20,416
Other                                                    76,213          51,269
- -------------------------------------------------------------------------------
                                                       $127,611         $99,911
===============================================================================

9. EMPLOYEE BENEFIT AND RETIREMENT PLANS
The Company provides retirement benefits primarily through noncontributory defined contribution plans. The cost of these plans aggregated $21,185, $20,189, and $16,611 in 1993, 1992, and 1991, respectively.

The Company's Restricted Stock Incentive Plans provide for Common Share awards to be made to key management associates with restrictions as to disposition and subject to forfeiture upon termination of employment or if certain performance goals are not achieved. The plans also provide for supplemental cash awards in the event performance goals are exceeded. During 1993, 1992, and 1991, 143,844, 139,268, and 203,758 Common Shares were awarded and 23,852, 29,128, and 74,278 shares were forfeited, respectively.

The Company also maintains an incentive plan for participating officers and key management associates and a Voluntary Employee Beneficiary Association (VEBA).

10. OTHER POSTRETIREMENT BENEFIT PLANS
The Company sponsors defined benefit health care plans that provide medical benefits to retired associates meeting certain eligibility requirements. The plans generally contain cost-sharing features such as deductibles and coinsurance, and some plans are contributory. During 1993, certain plans were amended to limit the Company's annual per capita contributions. The plans are unfunded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

10. OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

At December 31, 1993 and 1992, the actuarially determined status of these plans was as follows:

                                                                               1993            1992
- ----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                                   $29,472         $29,369
  Other fully eligible participants                                           10,355          10,110
  Other active participants                                                   14,630          20,562
- ----------------------------------------------------------------------------------------------------
                                                                              54,457          60,041
Unrecognized net reduction in prior service costs                              6,039               -
Unrecognized net gain                                                          3,765               -
- ----------------------------------------------------------------------------------------------------
Amount included in other deferred liabilities                                $64,261         $60,041
====================================================================================================

The expense related to the plans was as follows:

                                                                               1993            1992
- ----------------------------------------------------------------------------------------------------
Service cost                                                                  $1,865          $2,013
Interest cost                                                                  4,607           4,778
Amortization                                                                    (197)              -
- ----------------------------------------------------------------------------------------------------
                                                                              $6,275          $6,791
====================================================================================================

In estimating the Company's December 31, 1993 obligation under these plans, the per capita cost of covered benefits is assumed to increase by 12% in 1994, with that percentage decreasing one percentage point per year to an ultimate rate of 6% in 2000. Adjusting the assumed annual increase in the per capita cost of covered benefits upward by one percentage point each year would increase the accumulated postretirement benefit obligation and the expense related to these plans by approximately 10%. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25%.

The obligation at December 31, 1992 was estimated assuming the per capita cost of covered benefits would increase 16% in 1993, with that percentage decreasing one percentage point per year to an ultimate rate of 6%. The discount rate used was 8.5%.

11. RESEARCH AND DEVELOPMENT COSTS
Research and development costs relating to both future and present products are charged to selling, general, and administrative expenses as incurred. These costs aggregated $28,202, $25,951, and $23,239 in 1993, 1992, and 1991,
respectively.

12. INCOME TAXES

Income taxes are summarized as follows:


                                                              1993             1992           1991
- ----------------------------------------------------------------------------------------------------
Current:
  Federal                                                  $108,712         $ 87,290        $ 85,802
  State and local                                            17,306           14,294          10,589
  Foreign                                                     7,802            5,148           8,809
- ----------------------------------------------------------------------------------------------------
                                                            133,820          106,732         105,200
Deferred:
  Federal                                                    (3,019)          (6,277)         (5,094)
  State and local                                              (504)            (831)           (337)
  Foreign                                                       173              283             168
- ----------------------------------------------------------------------------------------------------
                                                             (3,350)          (6,825)         (5,263)
- ----------------------------------------------------------------------------------------------------
                                                           $130,470         $ 99,907        $ 99,937
====================================================================================================

Earnings before income taxes aggregated $316,655, $247,348, and $239,581 for domestic operations and $25,228, $19,485, and $23,006 for foreign operations in 1993, 1992, and 1991, respectively. Total tax expense as a percent of pretax income differs from the amounts computed by applying the U.S. federal income tax rate of 35% in 1993, and 34% in both 1992 and 1991, to earnings before income taxes primarily due to the effect of state and local income tax expense.

As of December 31, 1993 and 1992, the Company had aggregate deferred tax assets of $78,973 and $87,901, respectively, including $24,419 and $21,677, respectively, related to postretirement benefits, and deferred tax liabilities of $45,756 and $58,034, respectively, including $44,561 and $40,902, respectively, related to property, plant, and equipment.

13. COMMON SHARES
Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one Common Share at a price that is currently $62.50 per share. The rights are only exercisable in the event a person acquires or commences a tender offer or exchange offer for 20% or more of the Company's outstanding Common Shares.

In the event that a person who owns 20% or more of the Company's outstanding Common Shares merges into the Company, engages in one of a number of self-dealing transactions, or increases ownership to 25% or more, each right would entitle its holder to purchase the Company's Common Shares having a market value equal to twice the right's exercise price.

In the event that the Company engages in a merger or other business transaction in which the Company is not the surviving corporation, engages in a merger or other business combination transaction in which its Common Shares are changed or exchanged, or 50% or more of the Company's assets or earning power are sold, each right would entitle its holder to purchase common shares of the acquiring, surviving, or resulting person having a market value equal to twice the right's exercise price.

The rights expire June 24, 1996, and may be redeemed by the Company at a cost that is currently $.0125 per right, prior to the occurrence of the events described in the preceding two paragraphs.

14. SEGMENT REPORTING DATA

The Company operates exclusively in one industry which is the manufacture and distribution of plastic and rubber products and sells to a broad range of customers, one of which accounted for 14%, 13%, and 11% of net sales in 1993, 1992, and 1991, respectively.

At December 31, 1993, 1992, and 1991, the Company's equity in foreign subsidiaries was $105,485, $100,085, and $78,282, respectively. Revenues from non-U.S. customers, including foreign net sales, exports from U.S. operations, and the Company's proportionate interest in net sales of Curver Rubbermaid Group, represented 18% of the Company's combined domestic and international revenues for each of the years 1993, 1992, and 1991.


The following is information about the Company's operations in different geographic areas. Foreign amounts do not include the European housewares business which is accounted for under the equity method as part of Curver Rubbermaid Group (see note 4).





                                Net Sales                       Operating Earnings                     Total Assets
- --------------------------------------------------------------------------------------------------------------------------------
(in millions)         1993        1992        1991        1993        1992          1991        1993        1992        1991
- --------------------------------------------------------------------------------------------------------------------------------
United States       $1,753.6    $1,611.3    $1,494.2     $325.0      $249.1        $240.6      $1,342.9   $1,164.3     $1,101.0
Foreign                206.6       194.0       173.1       20.5        17.7          16.2         170.2      162.3        143.5
- --------------------------------------------------------------------------------------------------------------------------------
                    $1,960.2    $1,805.3    $1,667.3     $345.5      $266.8        $256.8      $1,513.1   $1,326.6     $1,244.5
================================================================================================================================

15. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                                4th Quarter                3rd Quarter               2nd Quarter                1st Quarter
- ---------------------------------------------------------------------------------------------------------------------------------
                              1993          1992         1993        1992          1993         1992          1993         1992
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales                   $472,862      $434,355     $515,208    $473,480      $488,460     $449,054      $483,677     $448,443
Cost of sales                301,998       287,238      327,791     315,636       330,365      299,964       325,795      297,813
Cumulative effect of
  accounting changes:
    Postretirement benefits        -             -            -           -             -            -             -      (20,112)
    Other                          -             -            -           -             -            -             -       17,281
Net earnings                  50,841        44,057       60,381      52,623        50,575       43,658        49,616       23,757
- -----------------------------------------------------------------------------------------------------------------------------------
Per Common Share:
  Cumulative effect of
    accounting changes:
      Postretirement benefits     -              -            -           -             -            -             -         (.13)
      Other                       -              -            -           -             -            -             -          .11
  Net earnings                  .32            .28          .37         .33           .32          .27           .31          .14
  Cash dividends paid         .1125          .0975        .0975        .085         .0975         .085         .0975         .085
  Market price range:
    High                      37.13          34.63        34.50       33.63         34.75        34.75         35.00        37.38
    Low                       32.50          30.13        28.00       28.25         28.38        27.00         29.63        30.50
===================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net sales for 1993 were a record for the 42nd consecutive year, totaling $1.960 billion, a 9% increase over 1992's level of $1.805 billion. All of the sales growth resulted from increases in unit volume achieved through aggressive marketing and advertising efforts and record new product introductions. Price realization was flat compared with the prior year. Net sales in 1992 were 8% above those in 1991. Unit volume increased 9 percentage points, led by new product introductions and creative promotional programs.

International sales for 1993 were dampened by weak economic environments in most of the markets in which we operate as well as the negative impact of currency adjustments. In local currencies, international sales growth outpaced domestic sales gains.

Looking at 1994, we anticipate gradual improvement in the domestic economic environment. Unit growth should be generated by aggressive new product introductions, creative merchandising, and promotional programs, as the Company continues to offer consumers the good values represented by Rubbermaid products.

Net earnings in 1993 were a record $211.4 million, or $1.32 per share, up 15% from $184.2 million, or $1.15 per share, in 1992 before the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." After the accounting change for FAS 106, which resulted in a onetime after-tax charge of $20.1 million (or $.13 per share), 1992 earnings were $164.1 million, or $1.02 per share. In 1991, net earnings were $162.7 million, or $1.02 per share. The record earnings in 1993 marked the 56th consecutive year of profitable performance by the Company. The growth in earnings reflects the Company's continued efforts to increase earnings through productivity improvements, vigorous cost control measures, and strong unit growth.

As previously stated, the Company changed its method of accounting for certain postretirement benefits by adopting FAS 106 in 1992. The Company retroactively recognized its accumulated benefit obligation not recorded in prior years as a charge of $32.1 million ($20.1 million, net of tax, or $.13 per share) against 1992's first quarter earnings. The Company also adopted FAS 109, "Accounting for Income Taxes," and modified inventory accounting practices in the first quarter of 1992 to better match production costs with revenues. These accounting changes had a onetime favorable impact on 1992's net earnings of $17.3 million ($.11 per share), shown as a separate after-tax line item on the consolidated statement of earnings. There was no impact on cash flow from the accounting changes made in 1992.

Cost of sales as a percent of net sales was 65.6%, 66.5%, and 66.1% in 1993, 1992, and 1991, respectively. The improvement in 1993 compared to 1992 was primarily attributable to favorable manufacturing cost trends, including a more efficient loading of factories and a reduction in the LIFO reserve. The small percentage increase in 1992 compared to 1991 resulted from increased shipping and warehouse costs and the change in our LIFO reserve in 1992 compared with the change in 1991. There were economies in each period from increased sales volumes, better factory utilization, continued emphasis on cost containment, and productivity improvement programs. Resin prices, which were slightly lower on average in 1993 compared with 1992, remained stable throughout 1993. We do not anticipate significant upward movement in resin prices for the near-term other than within general inflation trends.

Selling, general, and administrative expenses as a percentage of net sales were 16.8%, 17.2%, and 18.5% in 1993, 1992, and 1991, respectively. These costs as a percent of net sales were lower in 1993, primarily as a result of productivity improvements, which allowed us to leverage our expense level, offset partially by an increase in advertising and promotion expense.

Miscellaneous, net includes items such as income from minority interests in joint ventures, royalty income, foreign exchange gains and losses, amortization of intangible assets, and gains and losses on the disposal of property, plant, and equipment. The increase in the 1993 net expense compared with 1992 is primarily attributable to lower earnings from our minority ownership in Curver Rubbermaid Group and an increase in the loss on disposal of equipment.

The effective income tax rate as a percentage of earnings before income taxes and cumulative effect of changes in accounting principles for 1993, 1992, and 1991 was 38.2%, 37.4%, and 38.1%, respectively. The increase in the effective rate in 1993 compared with 1992 is due to the impact of the Omnibus Budget Reconciliation Act which increased the corporate federal income tax rate on domestic income from 34% to 35%. Without this increase, the effective tax rate in 1993 would have been 37.5%. The effective tax rate decreased in 1992 compared with 1991 primarily due to lower foreign taxes.

CAPITAL RESOURCES AND LIQUIDITY

The Company continues to be in a very strong financial position. Growth has been financed through a combination of cash provided from operations and new equity issues, and to a lesser extent through long-term debt financing. Cash provided from operating activities is the primary source of liquidity and amounted to $287 million in 1993, $177 million in 1992, and $249 million in 1991.

The Company has relationships with commercial banks that have informally committed to provide approximately $100 million to finance fluctuations in working capital and, if necessary, to provide other funds for operations until term financing is secured. Long-term financing is negotiated as necessary to meet growth requirements. Newly issued equity may be used in the future to finance acquisitions. Internally generated funds have principally been used to finance capital expenditures, provide working capital, acquire businesses, and pay dividends which have increased each year for the past 39 years.

It is the Company's objective to pay approximately 30% of current year's earnings as dividends and to retain sufficient capital to provide for future investment opportunities in order to grow sales and earnings at the Company's objective annual rate of 15%.

In 1993, the Company invested $141.7 million in property, plant, and equipment to expand capacity, improve productivity, and tool new products. Investments continue to be made in new, efficient equipment throughout the Company to continue productivity improvements and cost reduction programs. Tooling was purchased for a wide variety of new products and for additional capacity for existing products. Warehouse space was also added to increase our service levels to our customers. For 1994, another record investment has been budgeted, to be funded from operations, including the Company's recently announced plans to invest more than $10 million to build a European production facility primarily for Little Tikes' plastic toy products at Differdange, Luxembourg. Also to be constructed on the Differdange site is a new European distribution facility for the Company's Little Tikes, Office Products, and Commercial Products businesses.

Working capital, excluding cash and cash equivalents, and marketable securities, increased $22.5 million in 1993. The net change reflects the timing of income tax payments as well as increases in payables and other accrued liabilities, offset by increases in receivables and inventories.

In February 1992, CIPSA, the leading plastic and rubber housewares company in Mexico, was acquired to accelerate the Company's position in the growing Mexican consumer market. In December 1992, the Iron Mountain Forge Corporation, a leader in the commercial playground equipment market, was acquired.

In December 1992, Rubbermaid and Sommer-Allibert Inc., of France, dissolved their original U.S. joint venture and formed a strategic alliance. Rubbermaid now concentrates on the mass market for resin casual furniture and Sommer-Allibert Inc. on the specialty/contract markets.

In January 1994, the Company announced its intention to form a joint venture with Richell Corporation, one of Japan's leading housewares manufacturers, which will sell, market, and develop housewares, leisure, and specialty products for the Japanese market. Subject to reaching a definitive agreement, the joint venture will become operational in April 1994. At that time the Company will hold a 40% equity interest and will have the opportunity to increase its holding to a majority position by the end of 1994.

ENVIRONMENTAL PROGRAM

The Company is subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. The Occupational Safety and Health Administration, The United States Environmental Protection Agency, and other federal agencies have authority to promulgate regulations that have an impact on the Company's operations. Many state and local governments also have adopted environmental and employee safety and health laws and regulations. State and federal authorities may seek fines and penalties for violation of these laws and regulations. As part of its continuing environmental program, the Company has been able to comply with regulations and requirements of state and federal agencies without any materially adverse effect on its business.

The Company is committed to a long-term environmental protection program which is managed by the Company's environmental council. The council meets regularly and assesses the impact of environmental laws and regulations on the Company's operations. In addition, the Company uses outside firms to perform regular environmental audits of its facilities that have, to date, revealed no significant environmental problems.

CONSOLIDATED FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

Years Ended December 31                                   1993                   1992                1991              1990
- ------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                              $1,960,207                $1,805,332       $1,667,305        $1,534,013
Cost of sales                                           1,285,949                 1,200,651        1,102,685         1,014,526
Realignment costs                                               -                    27,500                -                 -
Other operating expenses                                  328,741                   310,410          307,780           286,647
Net earnings                                           $  211,413          $184,207/164,095*      $  162,650        $  143,520
==============================================================================================================================
  Per Common Share                                     $     1.32                $1.15/1.02*      $     1.02        $      .90
- ------------------------------------------------------------------------------------------------------------------------------
  Percent to sales                                           10.8%               10.2%/9.1%*             9.8%              9.4%
- ------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                       20.0%              19.5%/17.5%*            19.7%             20.2%

FINANCIAL POSITION
Current assets                                         $  829,744                $  699,650       $  663,999        $  602,697
Property, plant, and equipment, net                       572,136                   517,096          461,375           405,520
Intangible and other assets, net                          111,244                   109,823          119,157           106,033
- ------------------------------------------------------------------------------------------------------------------------------
Total assets                                           $1,513,124                $1,326,569       $1,244,531        $1,114,250
==============================================================================================================================
Current liabilities                                    $  259,314                $  223,246       $  245,500        $  235,300
Deferred taxes and other deferred liabilities             103,914                    95,395           85,479            71,555
Long-term debt                                             19,414                    20,279           27,812            39,191
Shareholders' equity                                    1,130,482                   987,649          885,740           768,204
- ------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity             $1,513,124                $1,326,569       $1,244,531        $1,114,250
==============================================================================================================================
Long-term debt as a percent of capitalization                   2%                        3%               4%                5%
- ------------------------------------------------------------------------------------------------------------------------------
Working capital                                        $  570,430                $  476,404       $  418,499        $  367,397
- ------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                3.20                      3.13             2.70              2.56

OTHER DATA
Average Common Shares outstanding (000)                   160,318                   160,207          160,126           159,688
- ------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                    $   64,938                $   56,477       $   49,643        $   42,621
- ------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                   $     .405                $    .3525       $      .31        $      .27
- ------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share                  $     7.05                $     6.16       $     5.53        $     4.80
- ------------------------------------------------------------------------------------------------------------------------------
Stock price range--NYSE                                $   37--28                $   37--27       $   38--19        $   23--16
- ------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant, and equipment            $  141,697                $  134,528       $  122,513        $  103,720
- ------------------------------------------------------------------------------------------------------------------------------
Depreciation expense                                   $   80,860                $   69,919       $   62,650        $   55,346
- ------------------------------------------------------------------------------------------------------------------------------
Number of shareholders--year end                           22,508                    20,255           15,429            13,305
- ------------------------------------------------------------------------------------------------------------------------------
Average number of associates                               11,978                    11,296            9,754             9,304
- ------------------------------------------------------------------------------------------------------------------------------

* Results before/after the cumulative effect of changing the method of accounting for postretirement benefits other than pensions
  (see note 2 to consolidated financial statements).




   1989                  1988            1987              1986           1985            1984           1983
- ---------------------------------------------------------------------------------------------------------------

$1,452,365            $1,291,584      $1,096,055         $864,721       $747,858        $676,660       $555,789
   967,563               886,850         727,927          554,421        488,169         458,803        366,425
         -                     -               -                -              -               -              -
   268,148               221,497         199,145          166,954        140,203         118,915        103,608
$  124,984            $  106,858      $   90,723         $ 75,004       $ 62,288        $ 54,129       $ 44,825
===============================================================================================================
$      .78            $      .67      $      .57         $    .47       $    .40        $    .34       $    .29
- ---------------------------------------------------------------------------------------------------------------
       8.6%                  8.3%            8.3%             8.7%           8.3%            8.0%           8.1%
- ---------------------------------------------------------------------------------------------------------------
      20.6%                 20.6%           20.8%            20.5%          20.0%           20.4%          20.1%


$  567,307            $  452,639      $  418,563         $332,655       $309,336        $270,989       $232,226
   379,107               347,677         310,017          248,224        210,929         171,836        138,078
    38,591                42,389          45,748           45,780         13,041           9,826          8,151
- ---------------------------------------------------------------------------------------------------------------
$  985,005            $  842,705      $  774,328         $626,659       $533,306        $452,651       $378,455
===============================================================================================================
$  215,121            $  197,431      $  209,771         $156,456       $133,116        $114,970       $ 87,061
    67,114                47,471          47,585           40,013         28,713          23,172         19,317
    50,294                39,023          40,042           35,668         34,071          27,559         28,589
   652,476               558,780         476,930          394,522        337,406         286,950        243,488
- ---------------------------------------------------------------------------------------------------------------
$  985,005            $  842,705      $  774,328         $626,659       $533,306        $452,651       $378,455
===============================================================================================================
         8%                    7%              8%               9%            10%              9%            11%
- ---------------------------------------------------------------------------------------------------------------
$  352,186            $  255,208      $  208,792         $176,199       $176,220        $156,019       $145,165
- ---------------------------------------------------------------------------------------------------------------
      2.64                  2.29            2.00             2.13           2.32            2.36           2.67


   159,250               158,928         158,468          158,064        157,588         157,240        153,934
- ---------------------------------------------------------------------------------------------------------------
$   35,975            $   29,520      $   24,581         $ 19,771       $ 15,907        $ 13,224       $ 11,277
- ---------------------------------------------------------------------------------------------------------------
$      .23            $      .19      $      .16         $    .13       $   .113        $   .098       $   .088
- ---------------------------------------------------------------------------------------------------------------
$     4.10            $     3.52      $     3.01         $   2.50       $   2.15        $   1.83       $   1.57
- ---------------------------------------------------------------------------------------------------------------
$   19--13            $   14--11      $   18--10         $  14--8       $   9--5        $   6--4       $   6--4
- ---------------------------------------------------------------------------------------------------------------
$   89,787            $   87,333      $  104,429         $ 71,587       $ 71,665        $ 55,615       $ 29,275
- ---------------------------------------------------------------------------------------------------------------
$   57,341            $   46,134      $   44,155         $ 34,135       $ 31,607        $ 23,473       $ 20,054
- ---------------------------------------------------------------------------------------------------------------
    11,225                10,482          10,104            8,379          6,332           5,722          5,168
- ---------------------------------------------------------------------------------------------------------------
     9,098                 8,643           7,512            6,509          5,934           5,374          4,815
- ---------------------------------------------------------------------------------------------------------------