Form 10-K, Exhibit 13
RUBBERMAID INC
filed 1995-03-27
CIK 85627

                                                                      Exhibit 13
                                                                      ----------
MANAGEMENT'S REPORT

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




/s/Wolfgang R. Schmitt
WOLFGANG R. SCHMITT
Chairman of the Board and
Chief Executive Officer



/s/George C. Weigand
GEORGE C. WEIGAND
Senior Vice President and
Chief Financial Officer



/s/John L. Theler
JOHN L. THELER
Vice President and
Corporate Controller


INDEPENDENT AUDITORS' REPORT

SHAREHOLDERS AND BOARD OF DIRECTORS
RUBBERMAID INCORPORATED:
We have audited the accompanying consolidated balance sheets of Rubbermaid Incorporated and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rubbermaid Incorporated and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP
KPMG PEAT MARWICK LLP
Cleveland, Ohio
January 31, 1995

CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share amounts)

Years Ended December 31                           1994             1993            1992
------------------------------------------------------------------------------------------
Net sales                                       $2,169,354      $1,960,207      $1,805,332
Cost of sales                                    1,465,586       1,285,949       1,200,651
Selling, general, and administrative expenses      347,915         328,741         310,410
Realignment costs (note 3)                               -               -          27,500
Other charges (credits), net:
 Interest expense                                    7,198           7,787           7,561
 Interest income                                    (5,066)         (4,921)         (4,923)
 Miscellaneous, net                                (13,430)            768          (2,700)
------------------------------------------------------------------------------------------
                                                   (11,298)          3,634             (62)
------------------------------------------------------------------------------------------
Earnings before income taxes and
 cumulative effect of changes in
 accounting principles                             367,151         341,883         266,833
------------------------------------------------------------------------------------------
Income taxes (note 12)                             139,025         130,470          99,907
------------------------------------------------------------------------------------------
Earnings before cumulative effect of
 changes in accounting principles                  228,126         211,413         166,926

Cumulative effect of changes in accounting
 principles (note 2):
  Postretirement benefits                                -               -         (20,112)
  Other                                                  -               -          17,281
------------------------------------------------------------------------------------------
NET EARNINGS                                    $  228,126      $  211,413      $  164,095
==========================================================================================

Earnings per Common Share before
 cumulative effect of changes in
 accounting principles                          $     1.42      $     1.32      $     1.04
Cumulative effect of changes in accounting
 principles:
  Postretirement benefits                                -               -            (.13)
  Other                                                  -               -             .11
------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                   $     1.42      $     1.32      $     1.02
==========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share amounts)

At December 31                                              1994            1993
----------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash and cash equivalents                              $   92,249      $  127,802
 Marketable securities                                      59,049          66,260
 Receivables, less allowance for doubtful accounts
    of $11,062 in 1994 and $13,886 in 1993                 471,384         322,284
 Inventories (note 5)                                      295,180         303,437
 Prepaid expenses                                            8,804           9,961
----------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                   926,666         829,744
----------------------------------------------------------------------------------
Property, plant, and equipment, net (note 6)               607,628         572,136
Intangible and other assets, net (notes 4 and 12)          174,886         111,244
----------------------------------------------------------------------------------
TOTAL ASSETS                                            $1,709,180      $1,513,124
==================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Notes payable (note 7)                                 $   20,374      $   12,783
 Long-term debt, current (note 7)                            1,783           2,519
 Payables                                                  102,681         116,401
 Accrued liabilities (note 8)                              170,759         127,611
----------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                              295,597         259,314
----------------------------------------------------------------------------------
Other deferred liabilities (notes 9 and 10)                116,181         103,914
Long-term debt, non-current (note 7)                        11,576          19,414
----------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTES 9 AND 13):
 Preferred stock, without par value.
    Authorized 20,000,000 shares; none issued                    -               -
 Common Shares of $1 par value.
    Authorized 400,000,000 shares; issued
    162,677,082 shares in 1994 and 160,357,090
    shares in 1993                                         162,677         160,357
 Paid-in capital                                            69,795          10,515
 Retained earnings                                       1,120,629         966,928
 Foreign currency translation adjustment                   (16,583)         (4,613)
 Treasury shares, at cost (1,875,830 shares in
    1994 and 89,826 shares in 1993)                        (50,692)         (2,705)
----------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                           1,285,826       1,130,482
----------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $1,709,180      $1,513,124
==================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)
( ) Denotes decrease in cash and cash equivalents

Years Ended December 31                                  1994            1993            1992
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                        $228,126        $211,413        $164,095
 Adjustments to reconcile net earnings to
     net cash from operating activities:
  Cumulative effect of changes in
     accounting principles (note 2):
     Postretirement benefits                               -               -           20,112
     Other                                                 -               -          (17,281)
  Depreciation and amortization                        93,724          85,415          73,836
  Employee benefits                                    13,887          14,204          16,049
  Other                                                (2,137)          7,170          (9,383)
  Changes in:
     Receivables                                     (117,716)        (31,949)        (24,896)
     Inventories                                       18,462         (31,520)        (28,605)
     Prepaid expenses and other assets                    964         (10,533)          2,503
     Payables                                         (45,012)         16,783         (18,221)
     Accrued liabilities                               21,895          28,426          (1,313)
------------------------------------------------------------------------------------------------
    NET CASH FROM OPERATING ACTIVITIES                212,193         289,409         176,896
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of marketable securities                   (277,312)        (66,260)              -
 Proceeds from sale of marketable securities          284,535               -               -
 Capital expenditures                                (118,000)       (141,697)       (134,528)
 Other, net                                            (6,792)             87          (3,558)
------------------------------------------------------------------------------------------------
    NET CASH FROM INVESTING ACTIVITIES               (117,569)       (207,870)       (138,086)
------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in notes payable                            6,961          (5,630)          2,972
 Proceeds from long-term debt                           1,736           2,000           3,233
 Repayment of long-term debt                          (15,766)         (5,650)        (16,432)
 Cash dividends paid                                  (74,425)        (64,938)        (56,477)
 Common Shares repurchased                            (48,683)         (2,013)              -
 Other, net                                                 -               -          (2,933)
------------------------------------------------------------------------------------------------
    NET CASH FROM FINANCING ACTIVITIES               (130,177)        (76,231)        (69,637)
------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS               (35,553)          5,308         (30,827)
Cash and cash equivalents at beginning of year        127,802         122,494         153,321
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 92,249        $127,802        $122,494
================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
 Income taxes paid                                   $123,673        $112,423        $128,501
 Interest paid                                       $  7,346        $  8,182        $  7,507
================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands except per share amounts)

                                                                                          Foreign
                                                                                          Currency                        Total
                                          Common         Paid-in          Retained       Translation     Treasury      Shareholders'
                                          Shares         Capital          Earnings        Adjustment      Shares          Equity
-----------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS FOR 1992:
 Opening balance                        $ 160,189       $  1,411        $   712,933     $  12,559       $  (1,352)      $   885,740
 Net earnings                                   -              -            164,095             -               -           164,095
 Cash dividends, $.3525
    per share                                   -              -            (56,477)            -               -           (56,477)
 Employee stock plans                          50          4,209                  -             -             735             4,994
 Foreign currency translation
    adjustment                                  -              -                  -       (10,605)              -           (10,605)
 Other, net                                     -              -                (98)            -               -               (98)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1992             160,239          5,620            820,453         1,954            (617)          987,649

TRANSACTIONS FOR 1993:
 Net earnings                                   -              -            211,413             -               -           211,413
 Cash dividends, $.405
    per share                                   -              -            (64,938)            -               -           (64,938)
 Employee stock plans                         118          4,895                  -             -             (75)            4,938
 Common Shares repurchased                      -              -                  -             -          (2,013)           (2,013)
 Foreign currency translation
    adjustment                                  -              -                  -        (6,567)              -            (6,567)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1993             160,357         10,515            966,928        (4,613)         (2,705)        1,130,482

TRANSACTIONS FOR 1994:
 NET EARNINGS                                   -              -            228,126             -               -           228,126
 CASH DIVIDENDS, $.4625
    PER SHARE                                   -              -            (74,425)            -               -           (74,425)
 EMPLOYEE STOCK PLANS                         139          4,833                  -             -             696             5,668
 COMMON SHARES
    REPURCHASED                                 -              -                  -             -         (48,683)          (48,683)
 COMMON SHARES ISSUED
    FOR AN ACQUISITION                      2,181         54,447                  -             -               -            56,628
 FOREIGN CURRENCY
    TRANSLATION ADJUSTMENT                      -              -                  -       (11,970)              -           (11,970)
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1994           $ 162,677       $ 69,795        $ 1,120,629     $ (16,583)      $ (50,692)      $ 1,285,826
===================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Rubbermaid Incorporated and its subsidiary companies, all of which are wholly owned except for Rubbermaid Japan Inc. (see note 4). All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 83% of inventories in both 1994 and 1993. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment is stated at cost less depreciation and amortization accumulated to date. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS
The excess of cost over net assets of businesses acquired at December 31, 1994 and 1993, of $118,579 and $44,862, respectively, net of accumulated amortization of $16,768 and $15,367, respectively, is amortized on a straight-line basis over periods ranging from 20 to 40 years.

The Company utilizes the undiscounted cash flow method to determine whether a permanent impairment in the carrying value of its long-lived assets has occurred, at which time a write-down to fair value would be recorded.

FINANCIAL INSTRUMENTS
Investments with maturities at date of purchase of three months or less are considered cash equivalents. At December 31, 1994 and 1993, cash equivalents include commercial paper ($49,453 and $70,240, respectively) maturing generally in 60 days or less.

The fair value of financial instruments consisting of investments in cash, cash equivalents, receivables, obligations under accounts payable, and debt instruments is based on interest rates available to the Company and comparisons to quoted prices. At December 31, 1994 and 1993, the fair value of these financial instruments approximated their carrying value.

Effective January 1, 1994, the Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." There was no significant impact resulting from the adoption of the statement. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's marketable securities are classified as available-for-sale and are carried at fair value which approximates cost. The Company's portfolio at December 31, 1994 and 1993, consists of debt securities ($26,050 and $12,910, respectively), all of which mature in less than one year, and equity securities ($32,999 and $53,350, respectively).

The Company uses a limited number of foreign exchange agreements to hedge firm and anticipated commitments as well as dividends denominated in foreign currencies and net investments in foreign subsidiaries. Agreements have included forward contracts, currency swaps, and foreign currency options. Gains and losses incurred on foreign exchange instruments identified as hedges are deferred and recognized in income in the same period as the hedged transaction. The fair value of these foreign currency agreements is estimated using current market prices provided by an outside quotation service. The net unrealized gains or losses from hedging anticipated transactions were not material at December 31, 1994.

NET EARNINGS PER COMMON SHARE
Net earnings per Common Share are based on the average number of Common Shares outstanding during each year. Average shares used in the calculations were 160,893,465, 160,318,196, and 160,207,099 in 1994, 1993, and 1992,
respectively.

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

4. BUSINESS DEVELOPMENT
ACQUISITIONS
In June 1994, the Company acquired Carex Inc., a manufacturer and marketer of bath safety products, personal care accessories, and other products designed to assist the aging and physically challenged, in a cash transaction accounted for as a purchase, and Empire Brushes, Inc., a manufacturer and marketer of brushes, brooms, and mops for home and commercial use, in a stock transaction accounted for as a purchase. In October 1994, the Company acquired the assets of Glenwood Systems Pty. Ltd. and related companies, well known in Australia as Ausplay, an innovative designer and marketer of high-quality commercial playground equipment, in a cash transaction accounted for as a purchase.

DIVESTITURES
During 1994, the Company sold its casual outdoor resin furniture business, as well as the assets of the Davson Division of Rubbermaid Office Products.

JOINT VENTURES
In April 1994, the Company completed a joint venture with Richell Corporation, a leading Japanese housewares manufacturer. The joint venture, Rubbermaid Japan Inc., develops, markets, and sells housewares, leisure, and seasonal products for the Japanese market. The Company initially held a 40% equity interest in the venture and, in October 1994, exercised an option to increase its equity interest to 51%.

In May 1994, the Company ended its European housewares joint venture with DSM, the Dutch chemical group. Prior to its termination, the Company's 40% interest in the joint venture was accounted for by the equity method.

In January 1995, the Company formed a joint venture, Royal Rubbermaid Structures Ltd., with Royal Plastics Group Limited of Canada. The joint venture will manufacture and market modular plastic components and kits for small structures, such as storage buildings and sheds. Each partner owns 50% of the joint venture.

The business development activities described above had no material effect on the 1994 financial statements.

5. INVENTORIES
A summary of inventories follows:

                                  1994           1993

--------------------------------------------------------
FIFO cost:
  Raw materials                 $ 93,960        $ 75,978
  Work-in-process                 16,555          15,964
  Finished goods                 209,140         224,023
--------------------------------------------------------
                                 319,655         315,965
Excess of FIFO over LIFO cost    (24,475)        (12,528)
--------------------------------------------------------
                                $295,180        $303,437
========================================================


6. PROPERTY, PLANT, AND EQUIPMENT, NET
The components of property, plant, and equipment are summarized below:

                                   1994          1993
--------------------------------------------------------
Land and land improvements      $   27,185   $   26,984
Buildings                          256,271      242,531
Machinery and equipment            763,629      702,092
--------------------------------------------------------
                                 1,047,085      971,607
Accumulated depreciation          (555,555)    (508,944)
--------------------------------------------------------
                                   491,530      462,663
Additions in progress              116,098      109,473
--------------------------------------------------------
                                $  607,628   $  572,136
========================================================


7. NOTES PAYABLE AND LONG-TERM DEBT
Notes payable includes $8,500 of variable rate industrial revenue bonds at December 31, 1994 and 1993. Although the bonds mature in 2009, they are classified as short-term debt since annually the bondholders may elect to continue their investment or return the bonds, at which time they can be redeemed or resold.

Long-term debt at December 31, 1994 and 1993, is summarized as follows:

                                    1994        1993
--------------------------------------------------------
Industrial revenue bonds        $   5,286    $  15,073
Other                               8,073        6,860
--------------------------------------------------------
                                   13,359       21,933
Less current portion                1,783        2,519
--------------------------------------------------------
                                $  11,576    $  19,414
========================================================


The aggregate principal payments due on the long-term debt for the five years subsequent to December 31, 1994 are as follows:

 1995        1996        1997         1998         1999
--------------------------------------------------------
$1,783        $2,604     $3,265      $1,406        $290
========================================================


8. ACCRUED LIABILITIES
Accrued liabilities at December 31, 1994 and 1993, consist of the following:

                                    1994        1993
--------------------------------------------------------
Compensation and commissions    $  30,420    $  28,060
Retirement plans                   26,759       23,338
Other                             113,580       76,213
--------------------------------------------------------
                                $ 170,759    $ 127,611
========================================================


9. EMPLOYEE BENEFIT AND RETIREMENT PLANS
The Company provides retirement benefits primarily through noncontributory defined contribution plans. The cost of these plans aggregated $22,178, $21,185, and $20,189 in 1994, 1993, and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

9. EMPLOYEE BENEFIT AND RETIREMENT PLANS (CONT'D.)
The Company's Restricted Stock Incentive and Option Plan provides for Common Share awards to be made to key management associates with restrictions as to disposition and subject to forfeiture upon termination of employment or if certain performance goals are not achieved. The plan provides for supplemental cash awards in the event performance goals are exceeded. During 1994, 1993, and 1992, 139,341, 143,844, and 139,268 Common Shares were awarded and 53,758,
23,852, and 29,128 shares were forfeited, respectively. The plan also provides for the granting of incentive stock options as well as non-qualified options.

The Company maintains an incentive plan and an unfunded deferred compensation plan for participating officers and key management associates. The liability related to the deferred compensation plan ($26,350 and $22,010 at December 31, 1994 and 1993, respectively) is included in other deferred liabilities. The Company also maintains a Voluntary Employee Beneficiary Association (VEBA).

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

At December 31, 1994 and 1993, the actuarially determined status of these plans was as follows:

                                         1994        1993
---------------------------------------------------------
Accumulated postretirement benefit
 obligation:
  Retirees                              $25,399   $29,472
  Other fully eligible participants       8,527    10,355
  Other active participants              10,929    14,630
---------------------------------------------------------
                                         44,855    54,457
Unrecognized net reduction in prior
 service costs                            5,448     6,039
Unrecognized net gain                    16,463     3,765
---------------------------------------------------------
Amount included in other deferred
 liabilities                            $66,766   $64,261
=========================================================



The expense related to the plans was as follows:

--------------------------------------------------------
                                1994       1993     1992
--------------------------------------------------------
Service cost                  $1,317     $1,865   $2,013
Interest cost                  3,872      4,607    4,778
Amortization                    (591)      (197)       -
--------------------------------------------------------
                              $4,598     $6,275   $6,791
========================================================


In estimating the Company's December 31, 1994 obligation under these plans, the per capita cost of covered benefits is assumed to increase by 11% in 1995, with that percentage decreasing one percentage point per year to an ultimate rate of 6% in 2000. Adjusting the assumed annual increase in the per capita cost of covered benefits upward by one percentage point each year would increase the accumulated postretirement benefit obligation and the expense related to these plans by approximately 10%. The discount rate used in determining the accumulated postretirement benefit obligation was 8.5%.

The obligation at December 31, 1993 was estimated assuming the per capita cost of covered benefits would increase 12% in 1994, with that percentage decreasing one percentage point per year to an ultimate rate of 6%. The discount rate used was 7.25%.

11. RESEARCH AND DEVELOPMENT COSTS
Research and development costs relating to both future and present products are charged to selling, general, and administrative expenses as incurred. These costs aggregated $27,747, $28,202, and $25,951 in 1994, 1993, and 1992,
respectively.

12. INCOME TAXES
Income taxes are summarized as follows:

                          1994            1993            1992
----------------------------------------------------------------
Current:
  Federal               $112,704        $108,712        $ 87,290
  State and local         16,430          17,306          14,294
  Foreign                 13,825           7,802           5,148
----------------------------------------------------------------
                         142,959         133,820         106,732
Deferred:
  Federal                 (3,625)         (3,019)         (6,277)
  State and local           (390)           (504)           (831)
  Foreign                     81             173             283
----------------------------------------------------------------
                          (3,934)         (3,350)         (6,825)
----------------------------------------------------------------
                        $139,025        $130,470        $ 99,907
================================================================


Earnings before income taxes aggregated $336,798, $316,655, and $247,348 for domestic operations and $30,353, $25,228, and $19,485 for foreign operations in 1994, 1993, and 1992, respectively. Total tax expense as a percent of pretax income differs from the amounts computed by applying the U.S. federal income tax rate of 35% in 1994 and 1993, and 34% in 1992, to earnings before income taxes primarily due to the effect of state and local income tax expense.

As of December 31, 1994 and 1993, the Company had aggregate deferred tax assets of $87,032 and $78,973, respectively, including $25,482 and $24,419, respectively, related to postretirement benefits, and deferred tax liabilities of $49,881 and $45,756, respectively, including $47,916 and $44,561, respectively, related to property, plant, and equipment.

13. COMMON SHARES
SHARE REPURCHASE PROGRAM
As part of a program previously authorized by the Board of Directors, the Company purchased approximately 1.8 million common shares for its treasury during 1994 at an aggregate cost of $48,683.

SHAREHOLDER RIGHTS PLAN
Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one Common Share at a price that is currently $62.50 per share. The rights are only exercisable in the event a person acquires or commences a tender offer or exchange offer for 20% or more of the Company's outstanding Common Shares.

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

--------------------------------------------------------------------------------

14. SEGMENT REPORTING DATA
The Company operates exclusively in one industry which is the manufacture and distribution of plastic and rubber products and sells to a broad range of customers, one of which accounted for 15%, 14%, and 13% of net sales in 1994, 1993, and 1992, respectively.

At December 31, 1994, 1993, and 1992, the Company's equity in foreign subsidiaries was $123,855, $105,485, and $100,085, respectively.

Revenues from non-U.S. customers, including foreign net sales and exports from U.S. operations, represented 16%, 14%, and 13% of total net sales in 1994, 1993, and 1992, respectively.

The following is information about the Company's operations in different geographic areas. Foreign amounts do not include minority-owned joint ventures which are accounted for under the equity method.

                                 Net Sales                   Operating Earnings                  Total Assets
--------------------------------------------------------------------------------------------------------------------
(in millions)            1994       1993      1992         1994     1993    1992          1994      1993      1992
--------------------------------------------------------------------------------------------------------------------
United States           $1,906.4  $1,753.6  $1,611.3       $330.1  $325.0  $249.1       $1,481.3  $1,342.9  $1,164.3
Foreign                    263.0     206.6     194.0         25.8    20.5    17.7          227.9     170.2     162.3
--------------------------------------------------------------------------------------------------------------------
                        $2,169.4  $1,960.2  $1,805.3       $355.9  $345.5  $266.8       $1,709.2  $1,513.1  $1,326.6
====================================================================================================================


15. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                           4th Quarter              3rd Quarter             2nd Quarter              1st Quarter
--------------------------------------------------------------------------------------------------------------------
                         1994        1993         1994       1993          1994       1993         1994     1993
--------------------------------------------------------------------------------------------------------------------
Net sales               $566,337  $472,862       $580,271  $515,208      $531,098   $488,460      $491,648  $483,677
Cost of sales            384,774   301,998        391,119   327,791       362,432    330,365       327,261   325,795
Net earnings              54,601    50,841         66,759    60,381        56,145     50,575        50,621    49,616
--------------------------------------------------------------------------------------------------------------------

Per Common Share:
  Net earnings               .34       .32            .41       .37           .35        .32           .32       .31
  Cash dividends paid      .1250     .1125          .1125     .0975         .1125      .0975         .1125     .0975
Market price range:
  High                     29.25     37.13          28.25     34.50         28.25      34.75         35.00     35.00
  Low                      25.75     32.50          25.63     28.00         23.75      28.38         27.25     29.63
====================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
Net sales for 1994 were $2.169 billion - up 11% from $1.960 billion in 1993, a record performance for the 43rd consecutive year. Volume was up 12%, including 3% from acquisitions, net of divestitures, while pricing was down 1%. Sales growth was stimulated by a record level of new product introductions and aggressive marketing and advertising which made consumers conscious of the value and innovation of those products. Net sales in 1993 were up 9% from 1992, due to increased unit volume.

Emphasis on worldwide opportunities and global expansion in 1994 resulted in international sales growth outpacing the domestic growth rate. Significant contributions from operations outside the United States as well as export activities underscored the Company's expanded presence in international markets.

In September, the Company announced selling price increases to help offset a dramatic escalation in resin costs. Selling prices were increased product-by-product and business-by-business, as necessary, but did not begin to have an impact on results until late in the fourth quarter.

Net earnings in 1994 were a record $228.1 million, or $1.42 per share, up 8% from $211.4 million, or $1.32 per share, in 1993. Record 1994 earnings marked the 57th consecutive year of profitable performance by the Company. The earnings increase reflects the Company's continued emphasis on strong unit growth, productivity improvements, vigorous cost control measures, and better factory utilization.

Before adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," 1992 net earnings were $184.2 million, or $1.15 per share. After the FAS 106 accounting change, which resulted in a one-time after-tax charge of $20.1 million, or $.13 per share, 1992 earnings were $164.1 million, or $1.02 per share.

Cost of sales as a percent of net sales was 67.6%, 65.6%, and 66.5% in 1994, 1993, and 1992, respectively. The 1994 increase reflects escalating materials costs, particularly sharp resin cost increases which began in the third quarter and continued rising at high rates in the fourth quarter. By the end of 1994, resin market prices were 80% above levels earlier in the year. The 1993 improvement versus 1992 primarily reflected favorable manufacturing cost trends including a more efficient loading of factories and a LIFO reserve reduction. Resin prices, which were slightly lower on average in 1993 compared with 1992, were stable throughout 1993.

Selling, general, and administrative expenses as a percent of net sales were 16.0%, 16.8%, and 17.2% in 1994, 1993, and 1992, respectively. These costs as a percent of net sales continue to decline year-over-year, primarily as a result of productivity improvements which allow the expense level to be leveraged over greater volume, partially offset by an increase in advertising and promotion expense.

Miscellaneous, net includes items such as income from minority interests in joint ventures, royalty income, foreign exchange gains and losses, amortization of intangible assets, and gains and losses on the disposal of property, plant, and equipment. Increased income in 1994 versus 1993 primarily reflects certain gains recognized from 1994 divestitures and a reduction in the loss on disposal of equipment.

The effective income tax rate as a percent of earnings before income taxes and cumulative effect of changes in accounting principles was 37.9%, 38.2%, and 37.4% for 1994, 1993, and 1992, respectively. The increase in the effective rate in 1993 compared to 1992 is due to the impact of the Omnibus Budget Reconciliation Act, which increased the corporate federal income tax rate on domestic income from 34% to 35%.

OUTLOOK FOR 1995
Looking toward 1995, the Company anticipates continued sales growth through new product introductions, business development activities, and increased price realization. Earnings growth is expected to trail sales increases due to the lag in phasing-in selling price increases to recoup escalating resin costs. Pressure on margins is expected to abate during the year as resin cost increases start to slow and are more fully offset by higher selling prices.

CAPITAL RESOURCES AND LIQUIDITY
The Company's financial position continues to be solid. Growth has been financed through a combination of cash provided from operations and new equity issues, and to a lesser extent through long-term debt financing. Cash provided from operating activities is the primary source of liquidity and amounted to $212 million in 1994, $289 million in 1993, and $177 million in 1992.

The Company has relationships with commercial banks that informally have committed to provide approximately $115 million to finance fluctuations in working capital and, if necessary, to provide other funds for operations until term financing is secured. Long-term financing is negotiated as necessary to meet growth requirements. Newly issued equity may be used in the future to finance acquisitions. Internally generated funds have principally been used to finance capital expenditures, provide working capital, acquire businesses, repurchase Common Shares, and pay dividends. During 1994, the Company issued approximately 2.2 million Common Shares in connection with the acquisition of Empire Brushes, Inc. In addition, as part of a program authorized by the Board of Directors, the Company purchased approximately 1.8 million Common Shares for its treasury at an aggregate cost of $48.7 million.

Each year for the past 40 years dividends paid per share have increased. The Company's objective is to pay approximately 30% of current year's earnings as dividends and retain sufficient capital for future investment opportunities to grow sales and earnings at the objective annual rate of 15%.

In 1994, the Company invested $118 million in property, plant, and equipment to expand capacity, improve productivity, and tool new products. Investments continue to be made in new equipment throughout the Company to support productivity improvements and cost reduction programs. Tooling was purchased for a wide variety of new products and to add capacity for existing products. In addition, the Company made an investment to build and equip a European production facility at Differdange, Luxembourg, primarily for the Little Tikes business. For 1995, investments in excess of the 1994 level have been budgeted to be funded from operations.

Working capital, excluding cash and cash equivalents and marketable securities, increased $103.4 million in 1994. The net change reflects the incremental increase arising from business development activities, an increase in receivables, and a decrease in payables, which were offset by decreases in core inventory levels as well as an increase in other accrued liabilities.

ACQUISITIONS In June 1994, the Company acquired Carex Inc., a manufacturer and marketer of bath safety products, personal care accessories, and other products for the aging and physically challenged, in a cash transaction accounted for as a purchase, and Empire Brushes, Inc., a manufacturer and marketer of brushes, brooms, and mops for home and commercial use, in a stock transaction accounted for as a purchase. In October 1994, the Company acquired the assets of Glenwood Systems Pty. Ltd. and related companies, well-known in Australia as Ausplay, an innovative designer and marketer of high-quality commercial playground equipment, in a cash transaction accounted for as a purchase.

DIVESTITURES In September 1994, the Company sold its casual outdoor resin furniture business. In November 1994, the Company sold the assets of the Davson Division of Rubbermaid Office Products.

JOINT VENTURES In April 1994, the Company completed a previously announced joint venture with Richell Corporation, a leading Japanese housewares manufacturer. The joint venture, Rubbermaid Japan Inc., develops, markets, and sells housewares, leisure, and seasonal products for the Japanese market. The Company initially held a 40% equity interest in the venture and, in October 1994, exercised an option to increase its equity interest to 51%.

In May 1994, the Company ended its European housewares joint venture with DSM, the Dutch chemical group. Under the terms of the dissolution agreement, the Company is free to enter the European housewares market on an unrestricted basis in March 1995. Prior to its termination, the Company's 40% interest in the joint venture was accounted for by the equity method.

In January 1995, the Company formed Royal Rubbermaid Structures Ltd., a joint venture with Royal Plastics Group Limited of Canada, for the manufacture and marketing of modular plastic components and kits for small structures, such as storage buildings and sheds. Each partner owns 50% of the joint venture.

The business development activities described above had no material effect on the 1994 financial statements.

ENVIRONMENTAL PROGRAM
The Company is subject to various laws and regulations concerning environmental matters and employee safety and health in the United States and other countries. The Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, and other federal agencies have authority to promulgate regulations that have an impact on the Company's operations. Many state and local governments also have adopted environmental and employee safety and health laws and regulations. Federal and state authorities may seek fines and penalties for violation of these laws and regulations. As part of its continuing environmental program, the Company has been able to comply with regulations and requirements of state and federal agencies without any materially adverse effect on its business.

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


CONSOLIDATED FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

Years ended December 31                               1994                1993              1992             1991
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            $2,169,354           $1,960,207        $1,805,332       $1,667,305
Cost of sales                                         1,465,586            1,285,949         1,200,651        1,102,685
Selling, general, and administrative expenses           347,915              328,741           310,410          307,780
Net earnings                                            228,126              211,413   184,207/164,095*         162,650
========================================================================================================================
  Per Common Share                                   $     1.42           $     1.32        $1.15/1.02*      $     1.02
------------------------------------------------------------------------------------------------------------------------
  Percent of net sales                                     10.5%                10.8%        10.2%/9.1%*            9.8%
------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                     18.9%                20.0%       19.5%/17.5%*           19.7%

FINANCIAL POSITION
Current assets                                       $  926,666           $  829,744        $  699,650       $  663,999
Property, plant, and equipment, net                     607,628              572,136           517,096          461,375
Intangible and other assets, net                        174,886              111,244           109,823          119,157
------------------------------------------------------------------------------------------------------------------------
Total assets                                         $1,709,180           $1,513,124        $1,326,569       $1,244,531
========================================================================================================================
Current liabilities                                  $  295,597           $  259,314        $  223,246       $  245,500
Other deferred liabilities                              116,181              103,914            95,395           85,479
Long-term debt                                           11,576               19,414            20,279           27,812
Shareholders' equity                                  1,285,826            1,130,482           987,649          885,740
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $1,709,180           $1,513,124        $1,326,569       $1,244,531
========================================================================================================================
Long-term debt as a percent of capitalization                 1%                   2%                3%               4%
------------------------------------------------------------------------------------------------------------------------
Working capital                                      $  631,069           $  570,430        $  476,404       $  418,499
------------------------------------------------------------------------------------------------------------------------
Current ratio                                              3.13                 3.20              3.13             2.70

OTHER DATA
Average Common Shares outstanding (000)                 160,893              160,318           160,207          160,126
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                  $   74,425           $   64,938        $   56,477       $   49,643
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                 $    .4625           $     .405        $    .3525       $      .31
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share                $     8.00           $     7.05        $     6.16       $     5.53
------------------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                             $    35-24           $    37-28        $    37-27       $    38-19
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 $  118,000           $  141,697        $  134,528       $  122,513
------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                        $   93,724           $   85,415        $   73,836       $   66,686
------------------------------------------------------------------------------------------------------------------------
Number of shareholders - year end                        30,889               22,508            20,255           15,429
------------------------------------------------------------------------------------------------------------------------
Average number of associates                             12,939               11,978            11,296            9,754
------------------------------------------------------------------------------------------------------------------------

*Results before/after the cumulative effect of changing the method of accounting for postretirement benefits other than pensions
(see note 2 to consolidated financial statements).

Years ended December 31                                 1990                1989              1988            1987
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            $1,534,013           $1,452,365        $1,291,584      $1,096,055
Cost of sales                                         1,014,526              967,563           886,850         727,927
Selling, general, and administrative expenses           286,647              268,148           221,497         199,145
Net earnings                                            143,520              124,984           106,858          90,723
========================================================================================================================
  Per Common Share                                   $      .90           $      .78        $      .67      $      .57
------------------------------------------------------------------------------------------------------------------------
  Percent of net sales                                      9.4%                 8.6%              8.3%            8.3%
------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                     20.2%                20.6%             20.6%           20.8%

FINANCIAL POSITION
Current assets                                       $  602,697           $  567,307        $  452,639      $  418,563
Property, plant, and equipment, net                     405,520              379,107           347,677         310,017
Intangible and other assets, net                        106,033               38,591            42,389          45,748
------------------------------------------------------------------------------------------------------------------------
Total assets                                         $1,114,250           $  985,005        $  842,705      $  774,328
========================================================================================================================
Current liabilities                                  $  235,300           $  215,121        $  197,431      $  209,771
Other deferred liabilities                               71,555               67,114            47,471          47,585
Long-term debt                                           39,191               50,294            39,023          40,042
Shareholders' equity                                    768,204              652,476           558,780         476,930
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $1,114,250           $  985,005        $  842,705      $  774,328
========================================================================================================================
Long-term debt as a percent of capitalization                 5%                   8%                7%              8%
------------------------------------------------------------------------------------------------------------------------
Working capital                                      $  367,397           $  352,186        $  255,208      $  208,792
------------------------------------------------------------------------------------------------------------------------
Current ratio                                              2.56                 2.64              2.29            2.00

OTHER DATA
Average Common Shares outstanding (000)                 159,688              159,250           158,928         158,468
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                  $   42,621           $   35,975        $   29,520      $   24,581
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                 $      .27           $      .23        $      .19      $      .16
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share                $     4.80           $     4.10        $     3.52      $     3.01
------------------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                             $    23-16           $    19-13        $    14-11      $    18-10
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 $  103,720           $   89,787        $   87,333      $   104,429
------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                        $   58,586           $   65,866        $   50,173      $    50,032
------------------------------------------------------------------------------------------------------------------------
Number of shareholders - year end                        13,305               11,225            10,482           10,104
------------------------------------------------------------------------------------------------------------------------
Average number of associates                              9,304                9,098             8,643            7,512
------------------------------------------------------------------------------------------------------------------------

Years ended December 31                                1986              1985                1984
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            $864,721           $747,858           $676,660
Cost of sales                                         554,421            488,169            458,803
Selling, general, and administrative expenses         166,954            140,203            118,915
Net earnings                                           75,004             62,288             54,129
========================================================================================================================
  Per Common Share                                   $    .47           $    .40           $    .34
------------------------------------------------------------------------------------------------------------------------
  Percent of net sales                                    8.7%               8.3%               8.0%
------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                   20.5%              20.0%              20.4%

FINANCIAL POSITION
Current assets                                       $332,655           $309,336           $270,989
Property, plant, and equipment, net                   248,224            210,929            171,836
Intangible and other assets, net                       45,780             13,041              9,826
------------------------------------------------------------------------------------------------------------------------
Total assets                                         $626,659           $533,306           $452,651
========================================================================================================================
Current liabilities                                  $156,456           $133,116           $114,970
Other deferred liabilities                             40,013             28,713             23,172
Long-term debt                                         35,668             34,071             27,559
Shareholders' equity                                  394,522            337,406            286,950
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $626,659           $533,306           $452,651
========================================================================================================================
Long-term debt as a percent of capitalization               9%                10%                 9%
------------------------------------------------------------------------------------------------------------------------
Working capital                                      $176,199           $176,220           $156,019
------------------------------------------------------------------------------------------------------------------------
Current ratio                                            2.13               2.32               2.36

OTHER DATA
Average Common Shares outstanding (000)               158,064            157,588            157,240
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                  $ 19,771           $ 15,907           $ 13,224
------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                 $    .13           $   .113           $   .098
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share                $   2.50           $   2.15           $   1.83
------------------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                             $   14-8            $   9-5           $    6-4
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 $ 71,587           $ 71,665           $ 55,615
------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                        $ 35,455           $ 32,515           $ 24,394
------------------------------------------------------------------------------------------------------------------------
Number of shareholders - year end                       8,379              6,332              5,722
------------------------------------------------------------------------------------------------------------------------
Average number of associates                            6,509              5,934              5,374
------------------------------------------------------------------------------------------------------------------------

                                      37