Form 10-K405, Exhibit 13
period 1995-12-31
RUBBERMAID INC
filed 1996-03-14
CIK 85627

                                                                EXHIBIT 13


[ RUBBERMAID LOGO ]
FINANCIAL MESSAGE

During 1995, we set a course that will more effectively utilize our financial strength to facilitate long-term growth and increase shareholder value. Our focus is on enhancing cash flow and achieving a lower cost of capital. At year end, working capital showed improvement over the prior year, especially considering the selling price increases reflected in receivables.

 Our plan to balance the Company's capital structure will reduce our cost of capital through a prudent use of borrowed funds. We are targeting a 30 percent debt-to-capital ratio which, in conjunction with the operating focus discussed in the preceding pages of this Annual Report, will help us to achieve our growth objectives. We began this initiative in January 1996, filing a Shelf Registration to sell up to $400 million of debt securities. We also entered into a $500 million unsecured committed credit facility to support a com-mercial paper program planned for the first quarter of 1996. Looking ahead, a more balanced capital structure will provide considerable financial flexibility for our ongoing share repurchase program, the pursuit of acquisitions and general corporate purposes.

 In 1995, we added several new disclosures in the notes to consolidated financial statements. They stem from the Company's adoption of FAS No. 121, which addresses accounting for the impairment of long-lived assets, and from two Statements of Position requiring disclosures about certain significant risks and uncertainties and advertising costs. Also included is a new footnote discussing our realignment program.

 The responsibility for the integrity and objectivity of the consolidated financial statements and other data included in this Annual Report rests with management and the Board of Directors. Our management has established a system of internal controls to provide reasonable assurance that this financial information is reliable and the Company's assets are properly safeguarded. We maintain these controls by selecting and training qualified associates, and by establishing and implementing accepted policies and procedures of accounting and business practice. Concurrently, we employ internal auditors to monitor and evaluate the effectiveness of these controls, policies and procedures.

 The Audit and Environmental Committee of the Board, comprised entirely of outside directors, also monitors and reviews the Company's financial reporting and accounting practices by meeting with management, internal auditors and external auditors. The internal and external auditors have unrestricted access to the Committee.


/s/ George C. Weigand
George C. Weigand
Senior Vice President and Chief Financial Officer





INDEPENDENT AUDITORS' REPORT

SHAREHOLDERS AND BOARD OF DIRECTORS
RUBBERMAID INCORPORATED:

We have audited the accompanying consolidated balance sheets of Rubbermaid Incorporated and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rubbermaid Incorporated and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP
Cleveland, Ohio
February 2, 1996

CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands except per share amounts)

         Years Ended December 31                                     1995        1994        1993
         -------------------------------------------------------------------------------------------
         Net sales                                                $2,344,170  $2,169,354  $1,960,207
         Cost of sales                                             1,673,232   1,465,586   1,285,949
         Selling, general, and administrative expenses               402,586     347,915     328,741
         Realignment costs                                           158,000           -           -
         Other charges (credits), net:
           Interest expense                                           13,682       7,198       7,787
           Interest income                                            (3,422)     (5,066)     (4,921)
           Miscellaneous, net                                          4,457     (13,430)        768
         -------------------------------------------------------------------------------------------
                                                                      14,717     (11,298)      3,634
         -------------------------------------------------------------------------------------------
         Earnings before income taxes                                 95,635     367,151     341,883
         -------------------------------------------------------------------------------------------
         Income taxes                                                 35,863     139,025     130,470
         -------------------------------------------------------------------------------------------
         NET EARNINGS                                             $   59,772  $  228,126  $  211,413
         ===========================================================================================
         NET EARNINGS PER COMMON SHARE                            $      .38  $     1.42  $     1.32
         ===========================================================================================

         See accompanying notes to consolidated financial statements.



       Distribution of 1995 Net Sales

Materials                               46.0%
Compensation and Benefits               18.9%
Depreciation and Amortization            4.4%
Taxes, other than income                 2.0%
Advertising and Promotion                6.0%
Services                                11.9%
Realignment                              6.7%
Pretax Earnings                          4.1%


CONSOLIDATED BALANCE SHEET
(Dollars in thousands except per share amounts)

         At December 31                                            1995        1994
         -----------------------------------------------------------------------------
         ASSETS
         -----------------------------------------------------------------------------
         CURRENT ASSETS:
           Cash and cash equivalents                           $   50,969  $   92,249
           Marketable securities                                        -      59,049
           Receivables, less allowance for doubtful accounts
             of $10,467 in 1995 and $11,062 in 1994               499,203     471,384
           Inventories                                            251,723     295,180
           Other current assets                                    49,312       8,804
         -----------------------------------------------------------------------------
             TOTAL CURRENT ASSETS                                 851,207     926,666
         -----------------------------------------------------------------------------
         Property, plant, and equipment, net                      626,637     607,628
         Intangible and other assets, net                         213,684     174,886
         -----------------------------------------------------------------------------
         TOTAL ASSETS                                          $1,691,528  $1,709,180
         =============================================================================


         LIABILITIES AND SHAREHOLDERS' EQUITY
         -----------------------------------------------------------------------------
         CURRENT LIABILITIES:
           Notes payable                                       $  116,539  $   20,374
           Long-term debt, current                                  5,957       1,783
           Payables                                               102,003     102,681
           Accrued liabilities                                    190,233     170,759
         -----------------------------------------------------------------------------
             TOTAL CURRENT LIABILITIES                            414,732     295,597
         -----------------------------------------------------------------------------
         Other deferred liabilities                               135,244     116,181
         Long-term debt, non-current                                6,179      11,576
         -----------------------------------------------------------------------------
         SHAREHOLDERS' EQUITY:
           Preferred stock, without par value.
             Authorized 20,000,000 shares; none issued                  -           -
           Common Shares of $1 par value.
             Authorized 400,000,000 shares; issued
                162,677,082 shares in 1995 and 1994               162,677     162,677
           Paid-in capital                                         70,825      69,795
           Retained earnings                                    1,098,670   1,120,629
           Foreign currency translation adjustment                (18,420)    (16,583)
           Treasury shares, at cost (6,473,220 shares in 1995
                and 1,875,830 shares in 1994)                    (178,379)    (50,692)
         -----------------------------------------------------------------------------
             TOTAL SHAREHOLDERS' EQUITY                         1,135,373   1,285,826
         -----------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $1,691,528  $1,709,180
         =============================================================================

         See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS
 (Dollars in thousands)
 ( ) Denotes decrease in cash and cash equivalents



         Years Ended December 31                                       1995        1994       1993
         --------------------------------------------------------------------------------------------
           CASH FLOWS FROM OPERATING ACTIVITIES:
            Net earnings                                             $ 59,772    $228,126   $211,413
            Adjustments to reconcile net earnings to
               net cash from operating activities:
              Depreciation and amortization                           104,158      93,724     85,415
              Non-cash realignment costs                              129,000           -          -
              Employee benefits                                        11,992      13,887     14,204
              Other                                                     2,110      (2,137)     7,170
              Changes in:
                Receivables                                           (27,506)   (117,716)   (31,949)
                Inventories                                             4,052      18,462    (31,520)
                Other assets                                          (39,265)        964    (10,533)
                Payables                                               (5,771)    (45,012)    16,783
                Accrued liabilities                                    (8,521)     21,895     28,426
         --------------------------------------------------------------------------------------------
             NET CASH FROM OPERATING ACTIVITIES                       230,021     212,193    289,409
         --------------------------------------------------------------------------------------------
           CASH FLOWS FROM INVESTING ACTIVITIES:
            Purchase of marketable securities                        (100,000)   (277,312)   (66,260)
            Proceeds from sale of marketable securities               159,049     284,535          -
            Capital expenditures                                     (151,528)   (118,000)  (141,697)
            Acquisition of businesses, net of cash                    (43,996)          -          -
            Other, net                                                 (8,867)     (6,792)        87
         --------------------------------------------------------------------------------------------
             NET CASH FROM INVESTING ACTIVITIES                      (145,342)   (117,569)  (207,870)
         --------------------------------------------------------------------------------------------
           CASH FLOWS FROM FINANCING ACTIVITIES:
            Net change in notes payable                                95,562       6,961     (5,630)
            Proceeds from long-term debt                                    -       1,736      2,000
            Repayment of long-term debt                                (6,999)    (15,766)    (5,650)
            Cash dividends paid                                       (81,731)    (74,425)   (64,938)
            Common Shares repurchased                                (134,190)    (48,683)    (2,013)
            Other, net                                                  1,399           -          -
         --------------------------------------------------------------------------------------------
             NET CASH FROM FINANCING ACTIVITIES                      (125,959)   (130,177)   (76,231)
         --------------------------------------------------------------------------------------------
           NET CHANGE IN CASH AND CASH EQUIVALENTS                    (41,280)    (35,553)     5,308
           Cash and cash equivalents at beginning of year              92,249     127,802    122,494
         --------------------------------------------------------------------------------------------
           Cash and cash equivalents at end of year                  $ 50,969    $ 92,249   $127,802
         ============================================================================================
           SUPPLEMENTAL CASH FLOW INFORMATION:
            Income taxes paid                                        $ 94,683    $123,673   $112,423
            Interest paid                                            $ 12,971    $  7,346   $  8,182
         ============================================================================================

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands except per share amounts)

                                                                                 Foreign
                                                                                 Currency                     Total
                                           Common       Paid-in    Retained     Translation    Treasury     Shareholders'
                                           Shares       Capital    Earnings      Adjustment     Shares         Equity
-------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS FOR 1993:
  Opening balance                         $160,239      $ 5,620     $  820,453    $  1,954   $    (617)     $  987,649
  Net earnings                                   -            -        211,413           -           -         211,413
  Cash dividends, $.405 per share                -            -        (64,938)          -           -         (64,938)
  Employee stock plans                         118        4,895              -           -         (75)          4,938
  Common Shares repurchased                      -            -              -           -      (2,013)         (2,013)
  Foreign currency translation
    adjustment                                   -            -              -      (6,567)          -          (6,567)
-------------------------------------------------------------------------------------------------------------------------
  Balance at December 31,1993              160,357       10,515        966,928      (4,613)     (2,705)      1,130,482

TRANSACTIONS FOR 1994:
  Net earnings                                   -            -        228,126           -           -         228,126
  Cash dividends, $.4625 per share               -            -        (74,425)          -           -         (74,425)
  Employee stock plans                         139        4,833              -           -         696           5,668
  Common Shares repurchased                      -            -              -           -     (48,683)        (48,683)
  Shares issued for an acquisition           2,181       54,447              -           -           -          56,628
  Foreign currency translation
    adjustment                                   -            -              -     (11,970)          -         (11,970)
-------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1994             162,677       69,795      1,120,629     (16,583)    (50,692)      1,285,826

TRANSACTIONS FOR 1995:
  Net earnings                                   -            -         59,772           -           -          59,772
  Cash dividends, $.515 per share                -            -        (81,731)          -           -         (81,731)
  Employee stock plans                           -          726              -           -       4,244           4,970
  Commmon Shares repurchased                     -            -              -           -    (134,190)       (134,190)
  Shares issued for an acquisition               -          304              -           -       2,259           2,563
  Foreign currency translation
    adjustment                                   -            -              -      (1,837)          -          (1,837)
-------------------------------------------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31,1995             $162,677      $70,825     $1,098,670    $(18,420)  $(178,379)     $1,135,373
=========================================================================================================================

See accompanying notes to consolidated financial statements.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Dollars in thousands except per share amounts)


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

 Rubbermaid Incorporated and its subsidiaries manufacture, market, sell, and distribute plastic and rubber products consumed primarily by the end user in the consumer, commercial, industrial, agricultural, office, marine, automo-tive accessories, contract and juvenile markets. The Company's products include such items as housewares; home horticulture products; decorative coverings; leisure and recreational products; infant and children's toys; furniture, office and industrial products; and products used in food service, health care, and sanitary maintenance. The Company's products are distributed through its own sales personnel and manufacturers' agents to a variety of retailers and wholesalers, including mass merchandisers, toy stores, catalog showrooms, and distributors serving institutional markets. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

 Principles of Consolidation

 The consolidated financial statements include the accounts of Rubbermaid Incorporated and its subsidiary companies, all of which are wholly owned except for Rubbermaid Japan Inc. (see note 3). All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

 Inventories

 Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 80% and 83% of inventories in 1995 and 1994, respectively. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

 Long-Lived Assets

 Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

       Land improvements                 10 to 45 years
       Buildings and fixtures             5 to 45 years
       Machinery and equipment            2 to 15 years

  The excess of cost over fair value of net assets of businesses acquired at December 31, 1995 and 1994, of $137,736 and $118,579, respectively, net of accumulated amortization of $21,452 and $16,768, respectively, is amortized on a straight-line basis over periods ranging from 20 to 40 years.

  The Company adopted the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 1995, which had no material effect on the consolidated financial statements. The Company utilizes the undiscounted cash flow method to determine impairment in the carrying value of its long-lived assets. Measurement of an impairment loss is determined by reducing the carrying value of assets to fair value. Assets to be disposed of by sale or abandonment, as part of a plan committed to and approved by management, are recorded at the lower of carrying value or fair value less cost to sell.

Financial Instruments

Investments with maturities at date of purchase of three months or less are considered cash equivalents. Cash equivalents include $9,700 of Eurodollar investments at December 31, 1995, and $49,453 of commercial paper and $22,500 of Eurodollar investments at December 31, 1994.

 The fair value of financial instruments, consisting of investments in cash, cash equivalents, receivables, obligations under accounts payable, and debt instruments, is based on interest rates available to the Company and comparisons to quoted prices. At December 31, 1995 and 1994, the fair value of these financial instruments approximates carrying value.

 The Company adopted the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at January 1, 1994. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's marketable securities are classified as available-for-sale and are carried at fair value which approximates cost. The Company's portfolio at December 31, 1994, consisted of debt securities of $26,050, all of which mature in less than one year, and equity securities of $32,999.

 The Company uses a limited number of foreign exchange instruments to hedge firm and anticipated commitments, as well as dividends denominated in foreign currencies and net investments in foreign subsidiaries. Instruments have included forward contracts, currency swaps, foreign currency loans, and foreign currency options. Gains and losses incurred on foreign exchange instruments identified as hedges are deferred and recognized in income in the same period as the hedged transaction. The fair value of these foreign currency instruments is estimated using current market prices provided by an outside quotation service. The net unrealized gains or losses from hedging anticipated transactions were not material at December 31, 1995 and 1994.

Net Earnings Per Common Share

Net earnings per Common Share are based on the weighted average number of Common Shares outstanding during each year. Average shares used in the calculations were 158,765,812, 160,893,465, and 160,318,196 in 1995, 1994, and
1993, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. REALIGNMENT COSTS
During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs and improve operating efficiencies. This program, anticipated to be completed by the end of 1997, includes the cost of exiting certain facilities, asset impairments primarily due to product realignments, and employee termination costs. Costs associated with this program of $158 million have been recognized at December 31, 1995, and are reflected in the Company's Consolidated Statement of Earnings as realignment costs. Included in this charge is $120 million relating to the disposition of inventories and machinery and equipment. Disposition of these assets will not have a material effect on future periods revenues, depreciation, or earnings. These realignment charges reduced after-tax earnings by $98.7 million or $0.62 per Share. Other costs associated with this program, not meeting the criteria for recognition at December 31, 1995, will be recognized in future periods as incurred.

3. BUSINESS DEVELOPMENT
Acquisitions
During 1995, the Company acquired Injectaplastic S.A., a leading manufacturer and marketer of plastic housewares, seasonal products, and bath accessories in France; PAR-REC Holdings, Inc., a Canadian manufacturer of commercial play-ground equipment; Decor Concepts, Inc., better known as Omni, an innovative leader in the design and manufacture of contained soft play systems; and Dom-Plast S.A., the leading manufacturer and marketer of plastic housewares in Poland.

In 1994, the Company acquired Carex Inc., a manufacturer and marketer of health care items including bath safety products, personal care accessories, and other products designed to assist the aging and physically challenged; Empire Brushes, Inc., a manufacturer and marketer of brushes, brooms, and mops for home and commercial use; and the assets of Glenwood Systems Pty Ltd. and related companies, well known in Australia as Ausplay, an innovative designer and marketer of high-quality commercial playground equipment.

The acquisitions made in 1995 and 1994 were funded with cash, stock or a combination thereof, and accounted for as purchases.

Divestitures
During 1994, the Company sold its casual outdoor resin furniture business, as well as the assets of the Davson Division of Rubbermaid Office Products.

Joint Ventures
In January 1995, the Company formed Royal Rubbermaid Structures Ltd., a joint venture with Royal Plastics Group Limited of Canada, for the manufacture and marketing of modular plastic components and kits for small structures, such as storage buildings and sheds. Each partner owns 50% of the joint venture, accounted for by the equity method.

 In 1994, the Company completed a joint venture with Richell Corporation, a leading Japanese housewares manufacturer. The joint venture, Rubbermaid Japan Inc., develops, markets, and sells housewares, leisure, and seasonal products for the Japanese market. The Company initially held a 40% equity interest in the venture and, in October 1994, exercised an option to increase it to 51%. Also in 1994, the Company ended its European housewares joint venture with DSM, the Dutch chemical group. Prior to its termination, the Company's 40% interest in the joint venture was accounted for by the equity method.

 The business development activities described above had no material effect on the 1995 and 1994 financial statements.






















4. INVENTORIES

A summary of inventories follows:

                                          1995       1994
------------------------------------------------------------
FIFO cost:
  Raw materials                         $ 73,862   $ 93,960

  Work-in-process                         14,346     16,555
  Finished goods                         193,991    209,140
------------------------------------------------------------
                                         282,199    319,655
Excess of FIFO over LIFO cost            (30,476)   (24,475)
------------------------------------------------------------
                                        $251,723   $295,180
============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)


5. PROPERTY, PLANT, AND EQUIPMENT, NET

The components of property, plant, and equipment are summarized below:

                                         1995        1994
-------------------------------------------------------------
Land and land improvements            $   30,696   $   27,185
Buildings and fixtures                   282,094      256,271
Machinery and equipment                  843,296      763,629
-------------------------------------------------------------
                                       1,156,086    1,047,085
Accumulated depreciation                (636,397)    (555,555)
-------------------------------------------------------------
                                         519,689      491,530
Additions in progress                    106,948      116,098
-------------------------------------------------------------
                                      $  626,637   $  607,628
=============================================================

6. NOTES PAYABLE

Notes payable consist primarily of short-term loans borrowed under short-term credit facilities made available on an informal basis by commercial banks. At December 31, 1995, the Company had approximately $450 million in aggregate availability under such credit facilities. The Company's weighted average interest rate for notes payable was 6.1% and 6.7% as of December 31,1995 and 1994, respectively.

 In January 1996, the Company entered into a $500 million committed credit facility designated to support a commercial paper program planned for the first quarter of 1996. ThiS facility is subject to normal banking terms and conditions, and expires in January 2001. In conjunction with this action, availability under certain informal lines was reduced.

7. ACCRUED LIABILITIES

Accrued liabilities at December 31, 1995 and 1994, consist of the following:

                                            1995        1994
-------------------------------------------------------------
Compensation and commissions             $ 27,193    $ 30,420
Retirement plans                           25,881      26,759
Other                                     137,159     113,580
-------------------------------------------------------------
                                         $190,233    $170,759
=============================================================


8. EMPLOYEE BENEFIT AND RETIREMENT PLANS

The Company provides retirement benefits primarily through noncontributory defined contribution plans. The cost of these plans aggregated $16,134, $22,178, and $21,185 in 1995, 1994, and 1993, respectively.

 The Company's Restricted Stock Incentive and Option Plan provides for
Common Share awards to be made to key management associates with restrictions as to disposition and subject to forfeiture upon termination of employment or if certain performance goals are not achieved. The plan provides for supplemental cash awards in the event performance goals are exceeded. During 1995, 1994, and 1993, 147,946, 139,341, and 143,844 Common Shares were awarded and 31,824,
53,758, and 23,852 Common Shares were forfeited, respectively. The plan also provides for the granting of incentive stock options as well as non-qualified Stock options. In 1995 and 1994, 170,646 and 380,550 options were granted at average option prices of $28.13 and $29.91, respectively, none of which were exercisable at December 31, 1995 and 1994.

 The Company maintains an incentive plan and an unfunded deferred compensation plan for participating officers and key management associates. The liability related to the deferred compensation plan ($30,154 and $26,350 at December
31, 1995 and 1994, respectively) is included in other deferred liabilities. The Company also maintains a Voluntary Employee Beneficiary Association (VEBA).

9. OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors defined benefit health care plans that provide medical benefits to retired associates meeting certain eligibility requirements. The plans generally contain cost-sharing features such as deductibles and coinsurance, and some plans are contributory. During 1993, certain plans were amended to limit the Company's annual per capita contributions. The plans are unfunded.

 At December 31, 1995 and 1994, the actuarially determined status of these plans was as follows:

                                           1995         1994
--------------------------------------------------------------
Accumulated postretirement benefit
  obligation:
    Retirees                              $29,408      $25,399
    Other fully eligible participants       3,298        8,527
    Other active participants              19,266       10,929
--------------------------------------------------------------
                                           51,972       44,855
Unrecognized net reduction in prior
  service costs                             4,857        5,448
Unrecognized net gain                      10,991       16,463
--------------------------------------------------------------
Amount included in other deferred
  liabilities                             $67,820      $66,766
==============================================================

The expense related to the plans was as follows:

                                           1995          1994        1993
---------------------------------------------------------------------------
Service cost                              $1,284        $1,317       $1,865
Interest cost                              3,721         3,872        4,607
Amortization                              (1,799)         (591)        (197)
---------------------------------------------------------------------------
                                          $3,206        $4,598       $6,275
===========================================================================

In estimating the Company's December 31, 1995 obligation under these plans, the per capita cost of covered benefits is assumed to decrease from 11 % in 1995 one percentage point per year to an ultimate rate of 6% in 2000. Adjusting the assumed annual increase in the per capita cost of covered benefits upward by one percentage point each year would increase the accumulated postretirement benefit obligation and the expense related to these plans by approximately 11%. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.5% at December 31,1995 and 1994, respectively.

10.   RESEARCH AND DEVELOPMENT COSTS

Research and development costs relating to both future and present products are charged to selling, general, and administrative expenses as incurred. These costs aggregated $28,963, $27,747, and $28,202 in 1995, 1994, and 1993,
respectively.

11.   ADVERTISING COSTS

Costs incurred for producing and communicating advertising, including costs incurred under cooperative advertising programs with customers, are charged to selling, general and administrative expenses as incurred, or expensed ratably over the year in relation to revenues or certain other performance measures. Advertising costs were $142,025, $113,086 and $82,153 in 1995, 1994, and 1993, respectively.

12.   INCOME TAXES

Income taxes are summarized as follows:

                                1995            1994           1993
----------------------------------------------------------------------
Current:
  Federal                     $ 44,500        $112,704       $108,712
  State and local                6,151          16,430         17,306
  Foreign                        7,600          13,825          7,802
----------------------------------------------------------------------
                                58,251         142,959        133,820
Deferred:
  Federal                      (13,663)         (3,625)        (3,019)
  State and local               (2,725)           (390)          (504)
  Foreign                       (6,000)             81            173
----------------------------------------------------------------------
                               (22,388)         (3,934)        (3,350)
----------------------------------------------------------------------
                              $ 35,863        $139,025       $130,470
======================================================================

Earnings (loss) before income taxes aggregated $98,835, $336,798, and $316,655 for domestic operations and $(3,200), $30,353, and $25,228 for foreign operations in 1995, 1994 and 1993, respectively. Total tax expense as a percent of pretax income differs from the amounts computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes primarily due to the effect of state and local income tax expense.

 As of December 31,1995, and 1994, the Company had aggregate deferred tax assets of $103,305 and $87,032, respectively, including $25,772 and $25,482, respectively, related to postretirement benefits, and $43,125 in 1995 related to the realignment charge. The Company had aggregate deferred tax liabilities of $46,605 and $49,881, respectively, including $41,784 and $47,916, respectively, related to property, plant, and equipment. At December 31, 1995, current deferred tax assets of $40,900 are reflected in other current assets.

13. COMMON SHARES

Share Repurchase Program

As part of a program previously authorized by the Board of Directors, the Company purchased approximately 4.8 million shares in 1995 and 1.8 million shares in 1994 of its common stock for the treasury at an aggregate cost of $134,190 and $48,683 in 1995 and 1994, respectively. In December 1995, the Board of Directors increased the authorization for stock repurchase over the next four years by 20 million shares in addition to those already acquired at that time.

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

 The rights expire June 24, 1996, and may be redeemed by the Company at a cost that is currently $.0125 per right, prior to the occurrence of the events described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)



14. BUSINESS AND CREDIT CONCENTRATIONS

The Company operates exclusively in one industry which is the manufacture and distribution of plastic and rubber products and sells to a broad range of customers, one of which accounted for 15%, 15%, and 14% of net sales in 1995, 1994, and 1993, respectively. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

15. GEOGRAPHIC SEGMENTS

At December 31, 1995, 1994, and 1993, the Company's equity in foreign subsidiaries was $148,143, $123,855, and $105,485, respectively.

 Revenues from non-U.S. customers, including foreign net sales and exports from U.S. operations, represented 18%, 16%, and 14% of total net sales in 1995, 1994, and 1993, respectively.

 The following is information about the Company's operations in different geographic areas. Foreign amounts do not include minority-owned joint ventures which are accounted for under the equity method.

                             Net Sales                   Operating Earnings(a)              Total Assets
----------------------------------------------------------------------------------------------------------------
 (in millions)      1995        1994        1993      1995      1994     1993        1995        1994      1993
----------------------------------------------------------------------------------------------------------------
 United States   $2,007.4    $1,906.4    $1,753.6    $108.5    $330.1   $325.0    $1,410.0    $1,481.3  $1,342.9
 Foreign            336.8       263.0       206.6       1.9      25.8     20.5       281.5       227.9     170.2
----------------------------------------------------------------------------------------------------------------
                 $2,344.2    $2,169.4    $1,960.2    $110.4    $355.9   $345.5    $1,691.5    $1,709.2  $1,513.1
================================================================================================================

(a) Operating earnings in 1995 include a pretax realignment charge of $158 million, which reduced United States and Foreign operating earnings by $140.8 million and $17.2 million, respectively.




16. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                               4th Quarter             3rd Quarter             2nd Quarter             1st Quarter
--------------------------------------------------------------------------------------------------------------------
                            1995        1994        1995        1994        1995        1994        1995      1994
--------------------------------------------------------------------------------------------------------------------
 Net sales                $581,950    $566,337    $641,520    $580,271    $556,844    $531,098    $563,856  $491,648
 Cost of sales             422,911     384,774     453,802     391,119     409,991     362,432     386,528   327,261
 Net earnings (loss)(a)    (73,468)     54,601      50,289      66,759      28,810      56,145      54,141    50,621
--------------------------------------------------------------------------------------------------------------------
 Per Common Share:
  Net earnings (loss)(a)      (.46)        .34         .32         .41         .18         .35         .34       .32
  Cash dividends paid        .1400       .1250       .1250       .1125       .1250       .1125       .1250     .1125
 Market price range:
  High                       28.00       29.25       30.38       28.25       33.38       28.25       34.00     35.00
  Low                        25.00       25.75       27.63       25.63       26.13       23.75       27.88     27.25
====================================================================================================================

 (a) Included in the fourth quarter of 1995 is a pretax realignment charge of $158 million ($98.7 million after-tax, or $0.62 per Common Share).

RUBBERMAID
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net sales in 1995 were a record for the 44th consecutive year, totaling $2.344 billion, an 8% increase over the $2.169 billion posted in 1994. Acquisitions, net of divestitures, and higher selling prices each represented 4% of the sales increase, while core business unit volume was unchanged. Net sales in 1994 were 11% above those in 1993 as unit volume increased 12%, including 3% from acquisitions, net of divestitures, while pricing declined 1%.

 The Company's continuing emphasis on global expansion resulted in international sales growth outpacing domestic sales growth for the third consecutive year. Revenues from non-U.S. customers, including foreign net sales and exports from U.S. operations, represented 18%, 16%, and 14% of total net sales in 1995, 1994, and 1993, respectively.

 Net earnings in 1995 were $59.8 million, or $0.38 per share, after recording a realignment charge in the fourth quarter, compared to a record $228.1 million, or $1.42 per share, in 1994. The earnings decrease reflects unprecedented increases in material cost inflation, particularly plastic resin costs, below-normal sales volume growth due to lackluster retail demand, and increased marketing expenditures. In 1993, net earnings were $211.4 million, or $1.32 per share.

 During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs, accelerate growth, and improve operating efficiencies. This two-year program includes the cost of exiting nine facilities, asset impairments primarily due to product realignments, and employee termination costs associated with a 9% reduction in the total number of associates. The Company has included in its Consolidated Statement of Earnings a charge of $158 million in 1995 for costs associated with this program. Included in this charge is $120 million relating to the disposition of inventories and machinery and equipment. These charges reduced after-tax earnings by $98.7 million, or $0.62 per share. Other costs associated with this program, not meeting the criteria for recognition at December 31, 1995, will be recognized in future periods as incurred. Approximately $29 million of the costs associated with employee terminations and certain exit related costs will be paid from Company funds. The remaining $129 million represents non-cash costs. Cash inflows from the disposition of inventories and machinery and equipment are anticipated to exceed cash outflows associated with the realignment program. The Company anticipates annual pretax savings of approximately $50 million once the actions associated with this program are completed.

 Cost of sales as a percent of net sales was 71.4%, 67.6%, and 65.6% in 1995, 1994, and 1993, respectively. The increases in both 1995 and 1994 reflect unprecedented rapid increases in raw material costs, particularly plastic resin costs, which began escalating in the third quarter of 1994 and continued rising until late in the third quarter of 1995. In addition, in 1995 the Company experienced substantial underabsorbed overhead costs related to the combined impact of lower-than-planned sales volume and efforts to reduce inventories. Cost of sales in 1993 reflected stable resin prices, favorable manufacturing cost trends including a more efficient loading of factories, and a LIFO reserve reduction.

 Selling, general, and administrative expenses as a percent of net sales were 17.2%, 16.0%, and 16.8% in 1995, 1994, and 1993, respectively. The increase in 1995 over 1994 reflects higher marketing expenses on lower-than-planned sales levels and the negative impact of consolidating acquisitions having higher selling, general and administrative expenses as a percent of net sales, partially offset by record productivity improvements. The decline in 1994 versus 1993 is primarily due to productivity improvements exceeding increases in advertising and promotion expenses.

 Other charges (credits), net includes items such as net interest, minority interests in joint ventures, royalty income, foreign exchange gains and losses, amortization of intangible assets, and gains and losses on the disposal of property, plant, and equipment. The net charge in 1995 is primarily due to higher net interest expense, while the net credit in 1994 primarily reflects certain gains recognized from 1994 divestitures and a reduction in the loss on disposal of equipment.

 The effective income tax rate as a percent of earnings before income taxes was 37.5%, 37.9%, and 38.2% for 1995, 1994, and 1993, respectively.

OUTLOOK FOR 1996

Although the sluggish retail environment experienced during 1995 appears to be continuing into early 1996, the Company anticipates moderate sales growth later in 1996 through new product introductions, continued emphasis on merchandising and promotional programs, and business development activities. Earnings are expected to grow at a rate in excess of the sales growth with anticipated increases in volume, lower resin costs, and incremental as well as leap productivity improvements outweighing the effects of lower prices on certain price-sensitive items.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remains strong and the Company has the resources necessary to meet future anticipated funding requirements. The Company has historically financed its growth through a combination of cash provided
39
from operations, new equity issues, and to a lesser extent debt financing.
Cash provided from operating activities is the primary source of liquidity and amounted to $230 million, $212 million, and $289 million in 1995, 1994, and 1993, respectively. The cash generated from operations in 1995, in addition to net proceeds from the sale of marketable securities and proceeds from increased notes payable, enabled the Company to address capital expenditure needs, make acquisitions, pay dividends, and repurchase shares of its Common Stock.

 At December 31, 1995, the Company had informal commitments with commercial banks to provide approximately $450 million in availability under short-term unsecured credit facilities to finance fluctuations in working capital and, if necessary, to provide other funds for operations until term financing is secured. The Company intends to reduce its cost of capital by balancing the capital structure to enhance long-term shareholder value, without reducing financial flexibility to pursue both internal growth and acquisition opportunities. In January 1996, the Company entered into a $500 million unsecured, committed credit facility designated to support a commercial paper program planned for the first quarter of 1996. Also in January 1996, the Company filed a Shelf Registration with the Securities and Exchange Commission for the issuance of up to $400 million in senior, unsecured debt securities. The Company intends to offer these debt securities from time to time in the future, with terms determined at the time of sale. This registration will enable the Company to access the public debt market should opportunities present themselves, and the proceeds are intended to be used for general corporate purposes.

 As part of a program previously authorized by the Board of Directors, the Company purchased approximately 4.8 million shares in 1995 and 1.8 million shares in 1994 of its common stock for the treasury at an aggregate cost of $134.2 million and $48.7 million in 1995 and 1994, respectively. In December 1995, the Board of Directors increased the authorization for stock repurchase over the next four years by 20 million shares in addition to those already acquired at that time.

 The Company's objective is to pay approximately 30% of current year earnings as dividends and to retain sufficient capital to provide for future investment opportunities in order to double sales and earnings per share every 5 to 6 years. The Company's dividend payments in 1995 exceeded current year earnings and marked 41 consecutive years of increased dividends paid per share.

 In 1995, the Company invested $151.5 million in property, plant, and equipment to expand capacity, improve productivity, and tool new products. Investments continue to be made in new equipment throughout the Company to support productivity improvements and cost reduction programs. Tooling was purchased for a wide variety of new products and to add capacity for existing products. For 1996, another record investment has been budgeted, including the Company's recently announced realignment plans and the implementation of a common, integrated, global management information system.

 Working capital, excluding cash and cash equivalents and marketable securities, decreased $94.3 million in 1995. The net change reflects a decrease in inventories, increased notes payable due to share repurchases, and an increase in accrued liabilities, which were partially offset by an increase in receivables and other current assets.

OTHER MATTERS

Business Development Activities

 In March 1995, the Company acquired Injectaplastic S.A., a leading manufacturer and marketer of plastic housewares, seasonal product, and bath accessories in France. In April 1995, the Company acquired PAR-REC Holdings, Inc., a Canadian manufacturer of commercial playground equipment. In September 1995, the Company acquired Decor Concepts, Inc., better known as Omni, an innovative leader in the design and manufacture of contained soft play systems. In
November 1995, the Company acquired a majority ownership position in Dom-Plast S.A., the leading manufacturer and marketer of plastic housewares in Poland, and made a public tender for the remaining shares. These acquisitions were funded with cash, stock or a combination thereof, and accounted for as purchases.

 In January 1995, the Company formed Royal Rubbermaid Structures Ltd., a joint venture with Royal Plastics Group Limited of Canada, for the manufacture and marketing of modular plastic components and kits for small structures, such as storage buildings and sheds. Each partner owns 50% of the joint venture, accounted for by the equity method.

 The business development activities described above had no material effect on the 1995 financial statements.

ENVIRONMENTAL PROGRAM

The Company is subject to various laws and regulations concerning environmental matters and employee safety and health in the United States and other countries. The Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, and other federal agencies, have authority to promulgate regulations that have an impact on the Company's operations. Many state and local governments also have adopted environmental and employee safety and health laws and regulations. Federal and state

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

ACCOUNTING PRONOUNCEMENTS

In 1995, the Company adopted the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Since the Company had previously been accounting for impairments substantially in accordance with Statement No.121, there was no material effect on the consolidated financial statements as a result of the adoption.

 On October 23, 1995, the Financial Accounting Standards Board issued FAS No. 123, "Accounting for Stock-Based Compensation", which is effective for financial statements for fiscal years beginning after December 15, 1995. Statement No.123 provides a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value based method contained in APB Opinion No. 25. However, the Statement does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities that retain the APB Opinion No. 25 method of accounting will be required to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted. The Company does not intend to adopt the fair value method provided in Statement No.123, therefore this standard will not have a material effect on the consolidated financial statements of the Company.

[ Rubbermaid logo ]

11-YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

Years ended December 31                             1995           1994           1993                1992
-----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                        $2,344,170     $2,169,354     $1,960,207         $1,805,332
Cost of sales                                     1,673,232      1,465,586      1,285,949          1,200,651
Selling, general, and administrative expenses       402,586        347,915        328,741            310,410
Net earnings                                         59,772(a)     228,126        211,413    184,207/164,095(b)
=================================================================================================================
  Per Common Share                               $      .38(a)  $     1.42     $     1.32         $1.15/1.02(b)
-----------------------------------------------------------------------------------------------------------------
  Percent of net sales                                  2.5%          10.5%          10.8%         10.2%/9.1%(b)
-----------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                  4.9%          18.9%          20.0%        19.5%/17.5%(b)
FINANCIAL POSITION
Current assets                                   $  851,207       $926,666       $829,744           $699,650
Property, plant, and equipment, net                 626,637        607,628        572,136            517,096
Intangible and other assets, net                    213,684        174,886        111,244            109,823
-----------------------------------------------------------------------------------------------------------------
Total assets                                     $1,691,528     $1,709,180     $1,513,124         $1,326,569
=================================================================================================================
Current liabilities                              $  414,732     $  295,597     $  259,314         $  223,246
Other deferred liabilities                          135,244        116,181        103,914             95,395
Long-term debt                                        6,179         11,576         19,414             20,279
Shareholders' equity                              1,135,373      1,285,826      1,130,482            987,649
-----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $1,691,528     $1,709,180     $1,513,124         $1,326,569
=================================================================================================================
Long-term debt as a percent of capitalization             1%             1%             2%                 3%
-----------------------------------------------------------------------------------------------------------------
Working capital                                  $  436,475     $  631,069     $  570,430         $  476,404
-----------------------------------------------------------------------------------------------------------------
Current ratio                                          2.05           3.13           3.20               3.13
OTHER DATA
Average Common Shares outstanding (000)             158,766        160,893        160,318            160,207
-----------------------------------------------------------------------------------------------------------------
Cash dividends paid                              $   81,731     $   74,425     $   64,938         $   56,477
-----------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share             $     .515     $    .4625     $     .405         $    .3525
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share            $     7.27     $     8.00     $     7.05         $     6.16
-----------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                         $    34-25     $    35-24     $    37-28         $    37-27
-----------------------------------------------------------------------------------------------------------------
Capital expenditures                             $  151,528     $  118,000     $  141,697         $  134,528
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    $  104,158     $   93,724     $   85,415         $   73,836
-----------------------------------------------------------------------------------------------------------------
Number of shareholders at year end                   32,439         30,889         22,508             20,255
-----------------------------------------------------------------------------------------------------------------
Average number of associates                         14,054         12,939         11,978             11,296
-----------------------------------------------------------------------------------------------------------------

(a) Included in 1995 is a pretax realignment charge of $158 million ($98.7 million after tax, or $0.62 per Common Share).
(b) Results before/after the cumulative effect of changing the method of accounting for postretirement benefits other than pensions.

   1991            1990            1989            1988            1987           1986          1985
------------------------------------------------------------------------------------------------------

$1,667,305      $1,534,013      $1,452,365      $1,291,584      $1,096,055       $864,721     $747,858
 1,102,685       1,014,526         967,563         886,850         727,927        554,421      488,169
   307,780         286,647         268,148         221,497         199,145        166,954      140,203
   162,650         143,520         124,984         106,858          90,723         75,004       62,288
======================================================================================================
$     1.02      $      .90      $      .78      $      .67      $      .57       $    .47     $    .40
------------------------------------------------------------------------------------------------------
       9.8%            9.4%            8.6%            8.3%            8.3%           8.7%         8.3%
------------------------------------------------------------------------------------------------------
      19.7%           20.2%           20.6%           20.6%           20.8%          20.5%        20.0%

$  663,999      $  602,697      $  567,307      $  452,639      $  418,563       $332,655     $309,336
   461,375         405,520         379,107         347,677         310,017        248,224      210,929
   119,157         106,033          38,591          42,389          45,748         45,780       13,041
------------------------------------------------------------------------------------------------------
$1,244,531      $1,114,250      $  985,005      $  842,705      $  774,328       $626,659     $533,306
======================================================================================================
$  245,500      $  235,300      $  215,121      $  197,431      $  209,771       $156,456     $133,116
    85,479           71,555         67,114          47,471          47,585         40,013       28,713
    27,812          39,191          50,294          39,023          40,042         35,668       34,071
   885,740         768,204         652,476         558,780         476,930        394,522      337,406
------------------------------------------------------------------------------------------------------
$1,244,531      $1,114,250      $  985,005      $  842,705      $  774,328       $626,659     $533,306
======================================================================================================
         4%              5%              8%              7%              8%             9%          10%
------------------------------------------------------------------------------------------------------
$  418,499      $  367,397      $  352,186      $  255,208      $  208,792       $176,199     $176,220
------------------------------------------------------------------------------------------------------
      2.70            2.56            2.64            2.29            2.00           2.13         2.32

   160,126         159,688         159,250         158,928         158,468        158,064      157,588
------------------------------------------------------------------------------------------------------
$   49,643      $   42,621      $   35,975      $   29,520      $   24,581       $ 19,771     $ 15,907
------------------------------------------------------------------------------------------------------
$      .31      $      .27      $      .23      $      .19      $      .16       $    .13     $   .113
------------------------------------------------------------------------------------------------------
$     5.53      $     4.80      $     4.10      $     3.52      $     3.01       $   2.50     $   2.15
------------------------------------------------------------------------------------------------------
$    38-19      $    23-16      $    19-13      $    14-11      $    18-10       $   14-8     $    9-5
------------------------------------------------------------------------------------------------------
$  122,513      $  103,720      $   89,787      $   87,333      $  104,429       $ 71,587     $ 71,665
------------------------------------------------------------------------------------------------------
$   66,686      $   58,586      $   65,866      $   50,173      $   50,032       $ 35,455     $ 32,515
------------------------------------------------------------------------------------------------------
    15,429          13,305          11,225          10,482          10,104          8,379        6,332
------------------------------------------------------------------------------------------------------
     9,754           9,304           9,098           8,643           7,512          6,509        5,934
------------------------------------------------------------------------------------------------------