Form 10-K405, Exhibit 13
period 1996-12-31
RUBBERMAID INC
filed 1997-03-24
CIK 85627

                                                                      Exhibit 13

FINANCIAL MESSAGE                                             [RUBBERMAID LOGO]
--------------------------------------------------------------------------------

In 1995's financial message we committed to balance the Company's capital structure and enhance cash flow. We are now pleased to report that during 1996 we repurchased $185 million of Common Shares and completed a significant cash acquisition enabling the Company to become prudently leveraged. The financial strength of the Company was evidenced by favorable market pricing for both our first ever commercial paper program and a $150 million term debt issuance. In addition, we achieved record cash flow from operations, totaling $315 million, resulting from a strong focus on working capital management.

In January 1997, we implemented a new incentive compensation system linked to improvements in economic value-added (EVA) and global sales growth. Improvement in EVA has been shown to have a strong correlation to improved stock price performance, a goal all associates share at Rubbermaid.

In 1996, we added an accounting policy note to address the provisions of FAS No. 123 which describes accounting for stock-based compensation arrangements. The notes payable and long-term debt footnote was also expanded to discuss the issuance of debt securities resulting from the Company's balanced capital structure initiative.

The responsibility for the integrity and objectivity of the consolidated financial statements and other data included in this Annual Report rests with management and the Board of Directors. Our management has established a system of internal controls to provide reasonable assurance that this financial information is reliable and the Company's assets are properly safeguarded. We maintain these controls by selecting and training qualified associates and by establishing and implementing accepted policies and procedures of accounting and business practice. Concurrently, we employ internal auditors to monitor and evaluate the effectiveness of these controls, policies, and procedures.

The Audit and Environmental Committee of the Board, comprised entirely of outside directors, also monitors and reviews the Company's financial reporting and accounting practices by meeting with management, internal auditors, and external auditors. The internal and external auditors have unrestricted access to the Committee.


/s/ George C. Weigand

George C. Weigand
Senior Vice President and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

SHAREHOLDERS AND BOARD OF DIRECTORS
RUBBERMAID INCORPORATED:

We have audited the accompanying consolidated balance sheets of Rubbermaid Incorporated and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rubbermaid Incorporated and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP
Cleveland, Ohio
January 31, 1997


                                     ------
                                       17

CONSOLIDATED STATEMENT OF EARNINGS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)



YEARS ENDED DECEMBER 31                                            1996                    1995                     1994
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                      $2,354,989               $2,344,170              $2,169,354
Cost of sales                                                   1,649,520                1,673,232               1,465,586
Selling, general, and administrative expenses                     432,063                  402,586                 347,915
Realignment costs                                                      --                  158,000                      --
Other charges (credits), net:
   Interest expense                                                26,281                   13,682                   7,198
   Interest income                                                 (1,933)                  (3,422)                 (5,066)
   Miscellaneous                                                    4,046                    4,457                 (13,430)
---------------------------------------------------------------------------------------------------------------------------
                                                                   28,394                   14,717                 (11,298)
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      245,012                   95,635                 367,151
Income taxes                                                       92,614                   35,863                 139,025
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                   $  152,398               $   59,772              $  228,126
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                                  $     1.01               $      .38              $     1.42
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

[GRAPH]



DISTRIBUTION OF 1996 NET SALES




Materials                            44.3%
Pretax Earnings                      10.4%
Services                             13.4%
Advertising and Promotion             6.5%
Taxes Other Than Income               1.9%
Depreciation and Amortization         4.6%
Compensation and Benefits            18.9%



                                   ----------
                                       18

CONSOLIDATED BALANCE SHEET                                     [RUBBERMAID LOGO]
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


At December 31                                                       1996                       1995
----------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                    $   27,599                $   50,969
   Receivables, less allowance for doubtful accounts
      of $10,900 in 1996 and $10,467 in 1995                       496,601                   499,203
   Inventories                                                     276,811                   251,723
   Other current assets                                             55,709                    49,312
----------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                         856,720                   851,207
Property, plant, and equipment, net                                721,914                   626,637
Intangible and other assets, net                                   475,346                   213,684
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    $2,053,980                $1,691,528
----------------------------------------------------------------------------------------------------




LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Notes payable                                                $  399,865                $  116,539
   Long-term debt, current                                           3,287                     5,957
   Payables                                                        154,518                   102,003
   Accrued liabilities                                             185,151                   190,233
----------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                    742,821                   414,732
Other deferred liabilities                                         142,992                   135,244
Long-term debt, non-current                                        154,467                     6,179
SHAREHOLDERS' EQUITY:
   Preferred stock, without par value.
      Authorized 20,000,000 shares; none issued                         --                        --
   Common Shares of $1 par value.
      Authorized 400,000,000 shares; issued
          162,677,082 shares in 1996 and 1995                      162,677                   162,677
   Paid-in capital                                                  70,829                    70,825
   Retained earnings                                             1,165,052                 1,098,670
   Foreign currency translation adjustment                         (25,359)                  (18,420)
   Treasury shares, at cost (12,924,764 shares in 1996
      and 6,473,220 shares in 1995)                               (359,499)                 (178,379)
----------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                 1,013,700                 1,135,373
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $2,053,980                $1,691,528
----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   ----------

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
(Dollars in thousands)
( ) Denotes decrease in cash and cash equivalents



Years Ended December 31                                           1996           1995         1994
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                  $ 152,398     $  59,772     $ 228,126
  Adjustments to reconcile net earnings to
    net cash from operating activities:
      Depreciation and amortization                               109,082       104,158        93,724
      Non-cash realignment costs                                       --       129,000            --
      Employee benefits                                             8,762        11,992        13,887
      Deferred income taxes                                        49,046       (22,388)       (3,934)
      Other                                                         4,411         2,110        (2,137)
      Changes in:
         Receivables                                                9,078       (27,506)     (117,716)
         Inventories                                               (1,980)        4,052        18,462
         Other assets                                             (17,723)      (39,265)        4,898
         Payables                                                  10,345        (5,771)      (45,012)
         Accrued liabilities                                       (8,178)       13,867        21,895
------------------------------------------------------------------------------------------------------
      NET CASH FROM OPERATING ACTIVITIES                          315,241       230,021       212,193
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities                                    --      (100,000)     (277,312)
  Proceeds from sale of marketable securities                          --       159,049       284,535
  Capital expenditures                                           (171,764)     (151,528)     (118,000)
  Acquisition of businesses, net of cash                         (318,047)      (43,996)           --
  Other, net                                                       (6,246)       (8,867)       (6,792)
------------------------------------------------------------------------------------------------------
    NET CASH FROM INVESTING ACTIVITIES                           (496,057)     (145,342)     (117,569)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in notes payable                                     283,326        95,562         6,961
  Proceeds from long-term debt                                    150,000            --         1,736
  Repayment of long-term debt                                      (4,382)       (6,999)      (15,766)
  Cash dividends paid                                             (86,016)      (81,731)      (74,425)
  Common Shares repurchased                                      (185,482)     (134,190)      (48,683)
  Other, net                                                           --         1,399            --
------------------------------------------------------------------------------------------------------
    NET CASH FROM FINANCING ACTIVITIES                            157,446      (125,959)     (130,177)
------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                           (23,370)      (41,280)      (35,553)
Cash and cash equivalents at beginning of year                     50,969        92,249       127,802
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $  27,599     $  50,969     $  92,249
------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid                                             $  48,762     $  94,683     $ 123,673
  Interest paid                                                 $  17,720     $  12,971     $   7,346
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   ----------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                 [RUBBERMAID LOGO]
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

                                                                                    Foreign
                                                                                    Currency                      Total
                                          Common        Paid-in     Retained       Translation    Treasury    Shareholders'
                                          Shares        Capital     Earnings       Adjustment      Shares        Equity
-------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS FOR 1994:
   Opening balance                      $ 160,357      $ 10,515  $    966,928    $  (4,613)    $  (2,705)  $ 1,130,482
   Net earnings                                --            --       228,126           --            --       228,126
   Cash dividends, $.4625 per share            --            --       (74,425)          --            --       (74,425)
   Employee stock plans                       139         4,833            --           --           696         5,668
   Common Shares repurchased                   --            --            --           --       (48,683)      (48,683)
   Shares issued for an acquisition         2,181        54,447            --           --            --        56,628
   Foreign currency translation
      adjustment                               --            --            --      (11,970)           --       (11,970)
------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994           162,677        69,795     1,120,629      (16,583)      (50,692)    1,285,826
TRANSACTIONS FOR 1995:
   Net earnings                                --            --        59,772           --            --        59,772
   Cash dividends, $.515 per share             --            --       (81,731)          --            --       (81,731)
   Employee stock plans                        --           726            --           --         4,244         4,970
   Common Shares repurchased                   --            --            --           --      (134,190)     (134,190)
   Shares issued for an acquisition            --           304            --           --         2,259         2,563
   Foreign currency translation
      adjustment                               --            --            --       (1,837)           --        (1,837)
------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1995           162,677        70,825     1,098,670      (18,420)     (178,379)    1,135,373
TRANSACTIONS FOR 1996:
   Net earnings                                --            --       152,398           --            --       152,398
   Cash dividends, $.57 per share              --            --       (86,016)          --            --       (86,016)
   Employee stock plans                        --             4            --           --         4,362         4,366
   Common Shares repurchased                   --            --            --           --      (185,482)     (185,482)
   Foreign currency translation
      adjustment                               --            --            --       (6,939)           --        (6,939)
------------------------------------------------------------------------------------------------------------------------
   BALANCE AT DECEMBER 31, 1996         $ 162,677      $ 70,829  $  1,165,052    $ (25,359)   $ (359,499)  $ 1,013,700
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Rubbermaid Incorporated and its subsidiaries manufacture, market, sell, and distribute predominantly plastic and rubber products in the consumer, commercial, industrial, agricultural, office, specialty, contract, infant, and juvenile markets. The Company's products include such items as housewares, hardware, and decorative coverings; automotive accessories and outdoor consumer storage, leisure, and recreational products; infant furnishings and children's toys and products; furniture and office products; and products used in food service, health care, sanitary maintenance, and industrial settings. The Company's products are distributed primarily through its own sales personnel and manufacturers' agents to a variety of retailers and wholesalers, including mass merchandisers, toy stores, home centers, hardware stores, catalog showrooms, and distributors serving institutional markets. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of Consolidation
The consolidated financial statements include the accounts of Rubbermaid Incorporated and its subsidiary companies, all of which are wholly owned except for 51% owned Rubbermaid Japan Inc. and 90% owned Dom-Plast S.A. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 78% and 80% of inventories in 1996 and 1995, respectively. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

Long-Lived Assets
Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

        Land improvements             10 to 45 years
        Buildings and fixtures         5 to 45 years
        Machinery and equipment        2 to 15 years

The excess of cost over fair value of net assets of businesses acquired at December 31, 1996 and 1995 of $380,524 and $137,736, respectively, net of accumulated amortization of $28,385 and $21,452, respectively, is amortized on a straight-line basis over periods ranging from 20 to 40 years.

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

Stock-Based Compensation Plans
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its stock-based compensation. The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which was effective in 1996. FAS 123 provides the option either to continue the Company's current method of accounting for stock-based compensation or to adopt the fair value method of accounting. The Company elected to continue accounting for stock-based compensation using APB 25.

Financial Instruments
Investments with maturities at date of purchase of three months or less are considered cash equivalents. The fair value of financial instruments, consisting of investments in cash, cash equivalents, receivables, obligations under accounts payable, and debt instruments, is based on interest rates available to the Company and comparisons to quoted prices. At December 31, 1996 and 1995, the fair value of these financial instruments approximates carrying value.

The Company uses a limited number of foreign exchange instruments to hedge firm and anticipated commitments, as well as dividends denominated in foreign currencies and net investments in foreign subsidiaries. Instruments have included forward contracts, currency swaps, foreign currency loans, and foreign currency options. Gains and losses incurred on foreign exchange instruments identified as hedges are deferred and recognized in income in the same period as the hedged transaction. The fair value of these foreign currency instruments is estimated using current market prices provided by an outside quotation

                                   ----------
                                       22

                                                               [RUBBERMAID LOGO]
--------------------------------------------------------------------------------

service. The net unrealized gains or losses from hedging anticipated transactions were not material at December 31, 1996 and 1995.

The Company also uses interest rate swap agreements to manage interest rate risk on a portion of its floating interest rate debt. Gains and losses on interest rate agreements are deferred and recognized as a component of interest expense over the term of the agreements. At December 31, 1996, the carrying value of interest rate swaps approximates fair value.

Net Earnings Per Common Share
Net earnings per Common Share are based on the weighted average number of Common Shares outstanding during each year. Average shares used in the calculations were 151,003,599, 158,765,812, and 160,893,465 in 1996, 1995, and 1994,
respectively.

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

2. REALIGNMENT COSTS
During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs and improve operating efficiencies. This program, anticipated to be completed by the end of 1997, includes the cost of exiting certain facilities, asset impairments primarily due to product realignments, and employee termination costs. Costs associated with this program of $158,000 have been recognized at December 31, 1995, and are reflected in the Company's Consolidated Statement of Earnings as realignment costs. Included in this charge is $120,000 relating to the disposition of inventories and machinery and equipment. Disposition of these assets will not have a material effect on future periods' revenues, depreciation, or earnings. These realignment charges reduced after-tax earnings by $98.7 million or $0.62 per share in 1995. As of December 31, 1996, $26,483 of the realignment activities have not been completed.

3. BUSINESS DEVELOPMENT
During 1996, the Company acquired Graco Children's Products Inc. (Graco), a leading manufacturer of strollers and other children's products, for $318,047, net of cash. The excess of the purchase price over the fair value of the net identifiable assets acquired of $244,579 is being amortized over 40 years.

During 1995, the Company acquired Injectaplastic S.A., a leading manufacturer and marketer of plastic housewares, seasonal products, and bath accessories in France; PAR-REC Holdings, Inc., a Canadian manufacturer of commercial playground equipment; Decor Concepts, Inc., better known as Omni, an innovative leader in the design and manufacture of contained soft play systems; and Dom-Plast S.A., the leading manufacturer and marketer of plastic housewares in Poland.

The acquisitions made in 1996 and 1995 were funded with cash, stock, debt, or a combination thereof and were accounted for as purchases.

The operating results of these acquisitions have been included in the consolidated financial statements since their dates of acquisition. On a pro forma basis, assuming the results of operations of these acquisitions had been combined with the Company's results since January 1, 1995, net sales, net earnings, and per share amounts would not have been materially different.

4. INVENTORIES
A summary of inventories follows:


                                      1996           1995
-----------------------------------------------------------
FIFO cost:
   Raw materials                   $  83,250     $  73,862
   Work-in-process                    11,494        14,346
   Finished goods                    213,000       193,991
-----------------------------------------------------------
                                     307,744       282,199
Excess of FIFO over LIFO cost        (30,933)      (30,476)
-----------------------------------------------------------
                                   $ 276,811     $ 251,723
-----------------------------------------------------------


                                   ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

5. PROPERTY, PLANT, AND EQUIPMENT, NET
The components of property, plant, and equipment are summarized below:


                                               1996           1995
-------------------------------------------------------------------
Land and land improvements                 $   33,724    $   30,696
Buildings and fixtures                        320,527       282,094
Machinery and equipment                       877,148       843,296
-------------------------------------------------------------------
                                            1,231,399     1,156,086
Accumulated depreciation                     (614,220)     (636,397)
-------------------------------------------------------------------
                                              617,179       519,689
Additions in progress                         104,735       106,948
-------------------------------------------------------------------
                                           $  721,914    $  626,637
-------------------------------------------------------------------

6. NOTES PAYABLE AND LONG-TERM DEBT
Notes payable consist primarily of commercial paper and uncommitted credit facilities. The commercial paper, of which $357,411 is outstanding at December 31, 1996, was placed through brokers and is supported by a $500,000 committed credit facility entered into in January 1996. This facility is subject to normal banking terms and conditions, and expires in January 2001. In addition, as of December 31, 1996, the Company had approximately $270,100 in uncommitted credit facilities made available by commercial banks, of which $42,454 had been utilized. The Company's weighted average interest rate for notes payable was 5.7% and 6.1% as of December 31, 1996 and 1995, respectively.

During January 1996, the Company filed a Shelf Registration with the Securities and Exchange Commission for up to $400,000 of senior unsecured debt securities and subsequently, in November 1996, issued $150,000 senior notes with a maturity of 2006 and a coupon rate of 6.6%.

Long-term debt at December 31, 1996 and 1995, is summarized as follows:


                                1996              1995
-------------------------------------------------------
6.6% Notes due 2006           $150,000          $  --
Other                            7,754           12,136
-------------------------------------------------------
                               157,754           12,136
Less current portion             3,287            5,957
-------------------------------------------------------
                              $154,467          $ 6,179
-------------------------------------------------------


The aggregate principal payments due on the long-term debt for the five years subsequent to December 31, 1996 are as follows:


   1997        1998          1999         2000         2001
-----------------------------------------------------------
$ 3,287       $ 285         $ 290         $296         $301
-----------------------------------------------------------

7. ACCRUED LIABILITIES
Accrued liabilities at December 31, 1996 and 1995, consist of the following:


                                         1996        1995
-----------------------------------------------------------
Compensation and commissions         $   31,351   $  27,193
Retirement plans                         24,574      25,881
Other                                   129,226     137,159
-----------------------------------------------------------
                                     $  185,151   $ 190,233
-----------------------------------------------------------

8. EMPLOYEE BENEFIT AND RETIREMENT PLANS
The Company provides retirement benefits primarily through noncontributory defined contribution plans. The cost of these plans aggregated $13,742, $11,834, and $22,178 in 1996, 1995, and 1994, respectively.

The Company's Restricted Stock Incentive and Option Plan provides for Common Share awards to be made to key management associates with restrictions as to disposition and subject to forfeiture upon termination of employment or if certain performance goals are not achieved. The plan provides for supplemental cash awards in the event performance goals are exceeded. During 1996, 1995, and 1994, 172,988, 147,946, and 139,341 Common Shares were awarded, and 39,230,
31,824, and 53,758 Common Shares were forfeited, respectively. The plan also provides for the granting of non-qualified stock options as well as incentive stock options. In 1996, 1995, and 1994, 595,871, 170,646, and 380,550 options were granted at average option prices of $24.08, $28.13, and $29.91, respectively. At December 31, 1996, 283,932 options were exercisable. The effect of applying the fair value method as prescribed by FAS 123 to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported.

The Company maintains an incentive plan and an unfunded deferred compensation plan for participating officers and key management associates. The liability related to the deferred compensation plan ($33,881 and $30,154 at December 31, 1996 and 1995, respectively)

                                   ----------

                                                             [RUBBERMAID LOGO]
--------------------------------------------------------------------------------

is included in other deferred liabilities. The Company also maintains a Voluntary Employee Beneficiary Association (VEBA).

9. OTHER POSTRETIREMENT BENEFIT PLANS
The Company sponsors defined benefit health care plans that provide medical benefits to retired associates who meet certain eligibility requirements. The plans generally contain cost-sharing features such as deductibles and coinsurance, and some plans are contributory. The Company's annual per capita contributions under certain plans are limited. The plans are unfunded.

At December 31, 1996 and 1995, the actuarially determined status of these plans is as follows:


                                         1996        1995
-----------------------------------------------------------
Accumulated postretirement benefit
   obligation:
      Retirees                          $ 32,110    $29,408
      Other fully eligible participants    1,935      3,298
      Other active participants           16,959     19,266
-----------------------------------------------------------
                                          51,004     51,972
Unrecognized net reduction
   in prior service costs                  4,266      4,857
Unrecognized net gain                     14,681     10,991
-----------------------------------------------------------
Amount included in other
   deferred liabilities                 $ 69,951    $67,820
-----------------------------------------------------------


The expense related to the plans is as follows:


                        1996           1995           1994
-----------------------------------------------------------
Service cost          $ 1,520        $ 1,284        $1,317
Interest cost           3,681          3,721         3,872
Amortization           (1,110)        (1,799)         (591)
----------------------------------------------------------
                      $ 4,091        $ 3,206        $4,598
----------------------------------------------------------

In estimating the Company's December 31, 1996 obligation under these plans, the annual increase in the per capita cost of covered benefits is assumed to decrease approximately one percentage point per year from 9% in 1996 to an ultimate rate of 6% in 2000. Adjusting the assumed annual increase in the per capita cost of covered benefits upward by one percentage point each year would increase the accumulated postretirement benefit obligation and the expense related to these plans by approximately 10% and 11%, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.25% at December 31, 1996 and 1995, respectively.

10. RESEARCH AND DEVELOPMENT COSTS
Research and development costs relating to both future and present products are charged to selling, general, and administrative expenses as incurred. These costs aggregated $29,505, $28,963, and $27,747 in 1996, 1995, and 1994,
respectively.

11. ADVERTISING COSTS
Costs incurred for producing and communicating advertising and other brand support, including costs incurred under cooperative advertising programs with customers, are charged to selling, general, and administrative expenses as incurred or expensed ratably over the year in relation to revenues or certain other performance measures. Advertising costs were $153,313, $142,025, and $113,086 in 1996, 1995, and 1994, respectively.

12. INCOME TAXES
Income taxes are summarized as follows:


                            1996        1995        1994
----------------------------------------------------------
Current:
   Federal                 $ 36,778   $44,500    $ 112,704
   State and local            4,496     6,151       16,430
   OUS                        2,294     7,600       13,825
----------------------------------------------------------
                             43,568    58,251      142,959
Deferred:
   Federal                   43,796   (13,663)      (3,625)
   State and local            3,753    (2,725)        (390)
   OUS                        1,497    (6,000)          81
----------------------------------------------------------
                             49,046   (22,388)      (3,934)
----------------------------------------------------------
                           $ 92,614   $35,863    $ 139,025
----------------------------------------------------------

Earnings (loss) before income taxes aggregated $234,010, $98,835, and $336,798 for domestic operations and $11,002, $(3,200), and $30,353 for outside United States (OUS) operations in 1996, 1995, and 1994, respectively. Total tax expense as a percent of pretax income differs from the amounts computed by applying the US federal income tax rate of 35% to earnings before income taxes primarily due to the effect of state and local income tax expense.

As of December 31, 1996 and 1995, the Company had aggregate deferred tax assets of $111,447 and $103,305, respectively, including $26,211 and $25,772, respectively, related to postretirement benefits, and $10,064 and $43,125, respectively, related to the realignment charge. Also, as of December 31, 1996 and 1995, the Company


                                   ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

had aggregate deferred tax liabilities of $88,247 and $46,605, respectively, including $45,248 and $41,784, respectively, related to property, plant, and equipment. Further, as of December 31, 1996 and 1995, current deferred tax assets of $43,715 and $40,900, respectively, are reflected in other current assets.

13. COMMON SHARES
Share Repurchase Program
As part of a program previously authorized by the Board of Directors, the Company purchased approximately 6,587,000, 4,843,700, and 1,804,500 Common Shares in 1996, 1995, and 1994, respectively, for the treasury at an aggregate cost of $185,482, $134,190, and $48,683, respectively. In December 1995, the Board of Directors increased the authorization for share repurchase through 1999 by 20,000,000 Common Shares of which approximately 12,900,000 Common Shares remain available for repurchase at December 31, 1996.

Shareholder Rights Plan
Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one Common Share at a price that is currently $125.00 per share. The rights are only exercisable in the event a person acquires or commences a tender offer or exchange offer for 10% or more of the Company's outstanding Common Shares. In the event that a person who owns 10% or more of the Company's outstanding Common Shares merges into the Company, engages in one of a number of self-dealing transactions, or increases ownership to 15% or more, each right would entitle its holder to purchase a number of the Company's Common Shares having a market value equal to twice the right's exercise price. In the event that the Company engages in a merger or other business transaction in which the Company is not the surviving corporation, engages in a merger or other business combination transaction in which its Common Shares are changed or exchanged, or 50% or more of the Company's assets or earning power are sold, each right would entitle its holder to purchase a number of common shares of the acquiring, surviving, or resulting person having a market value equal to twice the right's exercise price.

The rights expire June 24, 2006, and may be redeemed by the Company at a price that is currently $.01 per right, prior to the occurrence of the events described above.

14. BUSINESS AND CREDIT CONCENTRATIONS
The Company operates exclusively in one industry, which is the manufacture and distribution of plastic and rubber products, and sells to a broad range of customers, one of which accounted for 14%, 15%, and 15% of net sales in 1996, 1995, and 1994, respectively. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

15. GEOGRAPHIC SEGMENTS
At December 31, 1996, 1995, and 1994, the Company's equity in OUS subsidiaries was $164,195, $148,143, and $123,855, respectively.

Revenues from OUS customers, including OUS net sales and exports from US operations, represented 19%, 18%, and 16% of total net sales in 1996, 1995, and 1994, respectively.

The following is information about the Company's operations in different geographic areas. OUS amounts do not include minority-owned joint ventures which are accounted for under the equity method.



                              Net Sales                       Operating Earnings                      Total Assets
--------------------------------------------------------------------------------------------------------------------------
(Dollars in millions) 1996        1995       1994          1996        1995(a)     1994         1996       1995       1994
--------------------------------------------------------------------------------------------------------------------------

United States    $ 2,045.0    $2,007.4    $1,906.4      $ 257.9      $108.5      $330.1    $ 1,774.9   $1,410.0   $1,481.3
OUS                  310.0       336.8       263.0         15.5         1.9        25.8        279.1      281.5      227.9
--------------------------------------------------------------------------------------------------------------------------
                 $ 2,355.0    $2,344.2    $2,169.4      $ 273.4      $110.4      $355.9    $ 2,054.0   $1,691.5   $1,709.2
--------------------------------------------------------------------------------------------------------------------------

(a) Operating earnings in 1995 include a pretax realignment charge of $158 million, which reduced United States and OUS operating earnings by $140.8 million and $17.2 million, respectively.

                                   ----------
                                       26

                                                               [RUBBERMAID LOGO]
--------------------------------------------------------------------------------

16. QUARTERLY FINANCIAL INFORMATION - UNAUDITED


                            4th Quarter                3rd Quarter               2nd Quarter               1st Quarter
---------------------------------------------------------------------------------------------------------------------------
                         1996         1995(a)       1996        1995           1996        1995          1996       1995
---------------------------------------------------------------------------------------------------------------------------
Net sales               $616,021    $581,950       $632,694   $641,520       $572,989    $556,844      $533,285    $563,856
Cost of sales            456,078     422,911        438,361    453,802        389,127     409,991       365,954     386,528
Net earnings (loss)       19,863     (73,468)        46,108     50,289         44,750      28,810        41,677      54,141
---------------------------------------------------------------------------------------------------------------------------

Per Common Share:
   Net earnings (loss)       .13        (.46)           .31        .32            .30         .18           .27         .34
   Cash dividends paid      .150        .140           .140       .125           .140        .125          .140        .125
Market price range:
   High                    24.75       28.00          29.25      30.38          29.13       33.38         30.25       34.00
   Low                     22.63       25.00          22.38      27.63          26.75       26.13         25.25       27.88
---------------------------------------------------------------------------------------------------------------------------

(a) Included in the fourth quarter of 1995 is a pretax realignment charge of $158 million ($98.7 million after-tax, or $0.62 per
    Common Share).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------


RESULTS OF OPERATIONS
Net sales in 1996 were $2.355 billion, a slight increase over the $2.344 billion posted in 1995. Acquisitions added 4% and continuing core unit volume was up 4%, including the impact of the volume decrease at Juvenile Products. Divested and discontinued SKUs had a negative 5% impact and price realization had an unfavorable impact of 3%. Net sales in 1995 were 8% above those in 1994 as acquisitions, net of divestitures, and higher selling prices each represented 4% of the sales increase, while core unit volume was unchanged.

The Company's continuing emphasis on global expansion resulted in international sales growth outpacing domestic sales growth for the fourth consecutive year. Revenues from OUS customers, including exports from US operations, represented 19%, 18%, and 16% of total net sales in 1996, 1995, and 1994, respectively.

Net earnings in 1996 were $152.4 million, or $1.01 per share, compared to $59.8 million, or $0.38 per share in 1995 after recording a realignment charge of $98.7 million after tax, or $0.62 per Common Share, in the fourth quarter of 1995. Results from both years are below earnings in 1994 of $228.1 million, or $1.42 per share. In 1996 and 1995, the Company experienced volatile raw material costs which exceeded 1994 levels, as well as historically low sales volume growth due to lackluster retail demand and increased competition. In 1996 the Company was also unfavorably impacted by reduced SKUs and lower price realization compared with 1995 while increases in material cost inflation adversely impacted 1995 net earnings compared to 1994.

During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs, improve operating efficiencies, and accelerate growth. This two-year program includes the cost of exiting nine facilities, asset impairments primarily due to product realignments, and employee termination costs associated with a reduction in the total number of associates. The Company included in its 1995 Consolidated Statement of Earnings a charge of $158.0 million for costs associated with this program. These charges reduced after-tax earnings by $98.7 million, or $0.62 per share. Approximately $129.0 million represents non-cash costs while the remaining $29.0 million of costs is associated with employee terminations and certain exit related costs. As of December 31, 1996, $26.5 million of the realignment activities have not been completed.

The Company is on pace to achieve the estimated annual savings of $50.0 million beginning in 1998 as a result of the realignment program. Of the nine locations slated for closure in the plan, the Company to date has exited or initiated closure of eight facilities. The Company has


                                   ----------
                                       27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

experienced the majority of the associate reductions anticipated in the realignment program.

Cost of sales as a percent of sales was 70.0%, 71.4%, and 67.6% in 1996, 1995, and 1994, respectively. The improvement in 1996 over 1995 reflects productivity gains as a result of the realignment, other structural improvements in cost, and lower resin costs even though 1996 resin costs, particularly in the second half of the year, still far exceeded those of 1994. The increase in 1995 over 1994 reflects the rapid increase in raw material costs, which began escalating in the third quarter of 1994 and continued rising until late in the third quarter of 1995. In addition, in 1996 and 1995, the Company experienced substantial underabsorbed overhead costs related to the combined impact of lower-than-planned sales volume and efforts to reduce inventories.

Selling, general, and administrative expenses as a percent of net sales were 18.3%, 17.2%, and 16.0% in 1996, 1995, and 1994, respectively. The increase in 1996 over 1995 is attributable to additional marketing activities and globalization efforts, partially offset by productivity improvements. The increase in 1995 over 1994 reflects higher marketing expense on lower-than-planned sales levels and the negative impact of consolidating acquisitions having higher selling, general, and administrative expenses as a percent of net sales, partially offset by productivity improvements.

Other charges increased in 1996 over 1995 primarily as the result of higher net interest expense which is attributable to debt increases incurred to fund the share repurchase program and the Graco acquisition. The net charge in 1995 is primarily due to higher net interest expense, while the net credit in 1994 primarily reflects certain gains recognized from 1994 divestitures and a reduction in the loss on disposal of equipment.

The effective tax rate as a percentage of earnings before income taxes was 37.8%, 37.5%, and 37.9% for 1996, 1995, and 1994, respectively.

OUTLOOK FOR 1997
While the retail environment remains very competitive, the Company anticipates sales growth in 1997 through new product introductions and continued emphasis on marketing and other brand support programs. Graco will further add to the sales growth rate. Earnings are expected to grow at a rate in excess of the sales growth with anticipated increases in volume and incremental as well as leap productivity improvements outweighing the effects of higher raw material costs.

In January 1997, the Company announced a long-term, global alliance with Amway Corporation to jointly develop and market an exclusive, co-branded line of distinctive products. The new products will be launched through Amway Japan's force of 1.1 million distributors in the spring of 1997. Additional products and geographic markets are contemplated for introduction during the year.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remains strong and the Company has the resources necessary to meet future anticipated funding requirements. The Company has historically financed its growth through a combination of cash provided from operations, new equity issuance, and debt financing. Cash provided from operating activities is the primary source of liquidity and amounted to $315.2 million, $230.0 million, and $212.2 million in 1996, 1995, and 1994, respectively. The record cash generated from operations in 1996, in addition to proceeds from increased debt issuance, enabled the Company to satisfy capital expenditure needs, complete the Graco acquisition, pay dividends, and repurchase shares of its Common Stock.

In 1996, the Company commenced its balanced capital structure initiative in an effort to enhance long-term shareholder value, without reducing financial flexibility to pursue both internal growth and acquisition opportunities. In January 1996, the Company entered into a $500.0 million unsecured, committed credit facility designated to support its commercial paper program. Also in January 1996, the Company filed a Shelf Registration with the Securities and Exchange Commission for the issuance of up to $400.0 million of senior, unsecured debt securities. In November 1996, the Company issued $150.0 million of senior notes with a maturity of 10 years and a coupon rate of 6.6%. In addition, at December 31, 1996, the Company maintained uncommitted arrangements with various commercial banks to provide approximately $270.1 million in availability under short-term unsecured credit facilities to finance fluctuations in working capital and general corporate purposes.

As part of a program previously authorized by the Board of Directors, the Company purchased approximately 6.6 million shares in 1996 and 4.8 million shares in 1995 of its common stock for the treasury at an aggregate cost of $185.5 million and $134.2 million, respectively.

                                   ----------

                                                            [RUBBERMAID LOGO]
--------------------------------------------------------------------------------

In 1996, the Company invested $171.8 million in property, plant, and equipment to tool new products, expand capacity, improve productivity, and commence implementation of a common, integrated, global management information system. For 1997, a comparable capital investment has been budgeted.

Working capital, excluding cash and cash equivalents, decreased $299.2 million in 1996. The net change is primarily the result of increased notes payable due to share repurchases and the acquisition of Graco in the fourth quarter of 1996 and an increase in accounts payable, offset by an increase in inventories.

Dividends
The Company's dividend payments in 1996 marked 42 consecutive years of increased dividends paid per share. The Company's objective is to pay approximately 30% of current year earnings as dividends, to provide higher dividends to shareholders each year and to retain sufficient earnings and capital to fund future investment opportunities to enable sales and earnings per share to double every 5 to 6 years.

Acquisitions
During the fourth quarter of 1996, the Company acquired Graco, a leading manufacturer of strollers and other children's products for $318.0 million, net of cash. The acquisition was funded with cash and debt and accounted for as a purchase. This acquisition had no material effect on the Company's 1996 results of operations.

INFLATION
The Company maintains operations in Mexico which has experienced high inflation levels. Neither the operations of Mexico nor the effects of the inflation are material to the results of operations of the Company.

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


ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board issued statement No. 123, "Accounting for Stock-Based Compensation"(FAS 123), which is effective in 1996. FAS 123 provides a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value based method contained in APB Opinion No. 25 (APB 25). However, the Statement does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. FAS 123 provides the option either to continue the Company's current method of accounting for stock-based compensation under APB 25, or to adopt the fair value method of accounting. The Company will continue accounting for stock-based compensation using APB 25. The effect of applying FAS 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from the amounts reported.

FORWARD-LOOKING DISCUSSIONS
Forward-looking statements contained in this report involve uncertainty and risk. As such, it is possible that the Company's future financial performance may differ materially from current expectations due to a variety of factors such as changes in: the competitive environment; the condition of the industry and economy, including the effects of weather, consumer and customer demand; the cost of raw materials, which may not be recovered through selling prices; the rate of growth in selling, general, and administrative expenses due to the Company's business expansion; working capital requirements; changes in interest rates; the under-utilization of production facilities; international factors, including currency exchange rates, economic conditions, and difficulties or delays in the Company's business expansion outside the United States; or difficulties or delays in the implementation of the Company's realignment program.

                                   ----------
                                       29

11-YEAR FINANCIAL SUMMARY
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)



Years ended December 31                                1996           1995              1994            1993
------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                           $2,354,989     $2,344,170        $2,169,354     $1,960,207
Cost of sales                                        1,649,520      1,673,232         1,465,586      1,285,949
Selling, general, and administrative expenses          432,063        402,586           347,915        328,741
NET EARNINGS                                           152,398         59,772(a)        228,126        211,413
------------------------------------------------------------------------------------------------------------------
   Per Common Share                                 $     1.01     $      .38(a)     $     1.42     $     1.32
------------------------------------------------------------------------------------------------------------------
   Percent of net sales                                    6.5%           2.5%             10.5%          10.8%
------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                    14.2%           4.9%             18.9%          20.0%
FINANCIAL POSITION
Current assets                                      $  856,720     $  851,207        $  926,666     $  829,744
Property, plant, and equipment, net                    721,914        626,637           607,628        572,136
Intangible and other assets, net                       475,346        213,684           174,886        111,244
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        $2,053,980     $1,691,528        $1,709,180     $1,513,124
------------------------------------------------------------------------------------------------------------------
Current liabilities                                 $  742,821     $  414,732        $  295,597     $  259,314
Other deferred liabilities                             142,992        135,244           116,181        103,914
Long-term debt                                         154,467          6,179            11,576         19,414
Shareholders' equity                                 1,013,700      1,135,373         1,285,826      1,130,482
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $2,053,980     $1,691,528        $1,709,180     $1,513,124
------------------------------------------------------------------------------------------------------------------
Total debt as a percent of capitalization                   35%            10%                3%             3%
------------------------------------------------------------------------------------------------------------------
Working capital                                     $  113,899     $  436,475        $  631,069     $  570,430
------------------------------------------------------------------------------------------------------------------
Current ratio                                             1.15           2.05              3.13           3.20
OTHER DATA
------------------------------------------------------------------------------------------------------------------
Average Common Shares outstanding (000)                151,004        158,766           160,893        160,318
------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                 $   86,016     $   81,731        $   74,425     $   64,938
------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                $      .57     $     .515        $    .4625     $     .405
------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share               $     6.77     $     7.27        $     8.00     $     7.05
------------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                            $    30-22     $    34-25        $    35-24     $    37-28
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                $  171,764     $  151,528        $  118,000     $  141,697
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                       $  109,082     $  104,158        $   93,724     $   85,415
------------------------------------------------------------------------------------------------------------------
Number of shareholders at year end                      31,112         32,439            30,889         22,508
------------------------------------------------------------------------------------------------------------------
Average number of associates                            13,861         14,054            12,939         11,978
------------------------------------------------------------------------------------------------------------------

(a) Included in 1995 is a pretax realignment charge of $158 million ($98.7 million after tax, or $0.62 per Common Share).
(b) Results before/after the cumulative effect of changing the method of accounting for postretirement benefits other than pensions.


                                   ----------

                                                             [RUBBERMAID LOGO]
--------------------------------------------------------------------------------




           1992                1991              1990            1989            1988            1987             1986
--------------------------------------------------------------------------------------------------------------------------------
     $  1,805,332         $  1,667,305     $  1,534,013     $ 1,452,365     $  1,291,584     $ 1,096,055       $  864,721
        1,200,651            1,102,685        1,014,526         967,563          886,850         727,927          554,421
          310,410              307,780          286,647         268,148          221,497         199,145          166,954
  184,207/164,095(b)           162,650          143,520         124,984          106,858          90,723           75,004
--------------------------------------------------------------------------------------------------------------------------------
     $  1.15/1.02(b)      $       1.02     $        .90     $       .78     $        .67     $       .57       $      .47
--------------------------------------------------------------------------------------------------------------------------------
       10.2%/9.1%(b)               9.8%             9.4%            8.6%             8.3%            8.3%             8.7%
--------------------------------------------------------------------------------------------------------------------------------
      19.5%/17.5%(b)              19.7%            20.2%           20.6%            20.6%           20.8%            20.5%

     $    699,650         $    663,999     $    602,697     $   567,307     $    452,639     $   418,563       $  332,655
          517,096              461,375          405,520         379,107          347,677         310,017          248,224
          109,823              119,157          106,033          38,591           42,389          45,748           45,780
--------------------------------------------------------------------------------------------------------------------------------
     $  1,326,569         $  1,244,531     $  1,114,250     $   985,005     $    842,705     $   774,328       $  626,659
--------------------------------------------------------------------------------------------------------------------------------
     $    223,246         $    245,500     $    235,300     $   215,121     $    197,431     $   209,771       $  156,456
           95,395               85,479           71,555          67,114           47,471          47,585           40,013
           20,279               27,812           39,191          50,294           39,023          40,042           35,668
          987,649              885,740          768,204         652,476          558,780         476,930          394,522
--------------------------------------------------------------------------------------------------------------------------------
     $  1,326,569         $  1,244,531     $  1,114,250     $   985,005     $    842,705     $   774,328       $  626,659
--------------------------------------------------------------------------------------------------------------------------------
                4%                   6%               7%             10%              10%             12%              12%
--------------------------------------------------------------------------------------------------------------------------------
     $    476,404         $    418,499     $    367,397     $   352,186     $    255,208     $   208,792       $  176,199
--------------------------------------------------------------------------------------------------------------------------------
             3.13                 2.70             2.56            2.64             2.29            2.00             2.13

--------------------------------------------------------------------------------------------------------------------------------
          160,207              160,126          159,688         159,250          158,928         158,468          158,064
--------------------------------------------------------------------------------------------------------------------------------
     $     56,477         $     49,643     $     42,621     $    35,975     $     29,520     $    24,581       $   19,771
--------------------------------------------------------------------------------------------------------------------------------
     $      .3525         $        .31     $        .27     $       .23     $        .19     $       .16       $      .13
--------------------------------------------------------------------------------------------------------------------------------
     $       6.16         $       5.53     $       4.80     $      4.10     $       3.52     $      3.01       $     2.50
--------------------------------------------------------------------------------------------------------------------------------
     $      37-27         $      38-19     $      23-16     $     19-13     $      14-11     $     18-10       $     14-8
--------------------------------------------------------------------------------------------------------------------------------
     $    134,528         $    122,513     $    103,720     $    89,787     $     87,333     $   104,429       $   71,587
--------------------------------------------------------------------------------------------------------------------------------
     $     73,836         $     66,686     $     58,586     $    65,866     $     50,173     $    50,032       $   35,455
--------------------------------------------------------------------------------------------------------------------------------
           20,255               15,429           13,305          11,225           10,482          10,104            8,379
--------------------------------------------------------------------------------------------------------------------------------
           11,296                9,754            9,304           9,098            8,643           7,512            6,509
--------------------------------------------------------------------------------------------------------------------------------

                                   ----------
                                       31