Form 10-K405, Exhibit 13
period 1997-12-31
RUBBERMAID INC
filed 1998-03-25
CIK 85627

                                                                      Exhibit 13


FINANCIAL MESSAGE
--------------------------------------------------------------------------------


In 1996's financial message, we discussed the benefits anticipated from adopting Economic Value-Added (EVA) and a new incentive compensation system primarily linked to improvements in EVA. We strongly believe that EVA provides the best correlation between financial performance and the market value of the Company. Simply put, EVA measures after-tax operating profit after subtracting the cost of capital to determine whether management is building the long-term value of the Company.

During 1997, we trained associates throughout the world in the underlying drivers of EVA in our business and challenged our associates to identify ways they can improve EVA. The focus on EVA has spread throughout the Company. It is EVA that has spearheaded many of our successful efforts to improve capital management and assisted us in reaching critical decisions in the business.

We have categorized EVA improvement opportunities into four areas.

Growth--Investing, or redeploying capital, into projects that produce a return greater than the cost of capital. During 1997, we sold the Office Products business to redeploy capital to projects in which we could earn a higher return. We recently announced the consummation of the acquisition of Curver Consumer Products, which along with our Graco acquisition in 1996, are expected to bring superior returns to our shareholders.

Operating Efficiency--Maintaining sales while lowering costs and not investing in additional assets. We were not content with the incremental savings achieved in the 1995 realignment program and in 1998 we are taking the necessary steps to begin the transformation of our global procurement and operations into the low cost service provider through the recently announced 1998 restructuring plan.

Capital Utilization--Reducing the amount of money tied up in assets used to generate operating profit. We rationalized the capital base of our Little Tikes business, which had excess capital in property, plant, and equipment. We also continued to make improvements in reducing our working capital base throughout the Company.

Cost of Capital--Lowering the cost of capital by maintaining the capital structure of the Company at optimal leverage. Through prudent use of short and long-term debt and the share repurchase program, we believe we have made important strides in balancing equity and debt financing in the Company.

                                    * * * * *

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


/s/ George C. Weigand
---------------------
George C. Weigand
Senior Vice President and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


SHAREHOLDERS AND BOARD OF DIRECTORS
RUBBERMAID INCORPORATED:

We have audited the accompanying consolidated balance sheets of Rubbermaid Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rubbermaid Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP
Cleveland, Ohio
January 30, 1998



                                     ------
                                       16

CONSOLIDATED STATEMENT OF EARNINGS                             [Rubbermaid Logo]
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

Years Ended December 31                                           1997                     1996                    1995
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $   2,399,701             $  2,354,989            $ 2,344,170
Cost of sales                                                    1,748,424                1,649,520              1,673,232
Selling, general, and administrative expenses                      416,641                  432,063                402,586
Realignment costs                                                   16,000                       --                158,000
Other charges (credits), net:
   Interest expense                                                 37,944                   26,281                 13,682
   Interest income                                                  (2,182)                  (1,933)                (3,422)
   Miscellaneous                                                   (51,032)                   4,046                  4,457
---------------------------------------------------------------------------------------------------------------------------
                                                                   (15,270)                  28,394                 14,717
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       233,906                  245,012                 95,635
Income taxes                                                        91,370                   92,614                 35,863
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                 $     142,536             $    152,398            $    59,772
---------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET EARNINGS PER COMMON SHARE              $         .95             $       1.01            $       .38
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


DISTRIBUTION OF 1997 NET SALES
--------------------------------------------------------------------------------


                                    [GRAPH]

<CAPTION

Materials                           46.1%
Compensation and Benefits           19.6%
Services                            11.3%
Pretax Earnings                      9.7%
Advertising and Promotion            5.8%
Depreciation and Amortization        4.9%
Taxes other than Income              1.9%
Realignment Costs                    0.7%

                                    -------
                                      17

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

At December 31                                                                          1997                       1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                                        $    114,024               $    27,599
   Receivables, less allowance for doubtful accounts
      of $8,882 in 1997 and $10,900 in 1996                                              421,911                   496,601
   Inventories                                                                           250,597                   276,811
   Other current assets                                                                   29,672                    55,709
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                               816,204                   856,720
Property, plant, and equipment, net                                                      707,974                   721,914
Intangible and other assets, net                                                         399,716                   475,346
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $  1,923,894               $ 2,053,980
---------------------------------------------------------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Notes payable                                                                    $    223,744               $   399,865
   Long-term debt, current                                                                   281                     3,287
   Payables                                                                              160,820                   154,518
   Accrued liabilities                                                                   182,239                   185,151
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                          567,084                   742,821
Other deferred liabilities                                                               153,385                   142,992
Long-term debt, non-current                                                              153,163                   154,467
SHAREHOLDERS' EQUITY:
   Preferred stock, without par value.
      Authorized 20,000,000 shares; none issued                                               --                        --
   Common Shares of $1 par value.
      Authorized 400,000,000 shares; issued
         162,677,082 shares in 1997 and 1996                                             162,677                   162,677
   Paid-in capital                                                                        68,819                    70,829
   Retained earnings                                                                   1,216,166                 1,165,052
   Foreign currency translation adjustment                                               (36,682)                  (25,359)
   Treasury shares, at cost (12,975,131 shares in 1997
      and 12,924,764 shares in 1996)                                                    (360,718)                 (359,499)
---------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                       1,050,262                 1,013,700
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $  1,923,894               $ 2,053,980
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                     ------

CONSOLIDATED STATEMENT OF CASH FLOWS                           [Rubbermaid Logo]
--------------------------------------------------------------------------------
(Dollars in thousands)
( ) Denotes decrease in cash and cash equivalents

Years Ended December 31                                                   1997                1996                  1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                        $  142,536          $   152,398          $   59,772
   Adjustments to reconcile net earnings to
      net cash from operating activities:
         Gain on sale of business                                        (134,447)                  --                  --
         Asset impairment charges                                          81,000                   --                  --
         Depreciation and amortization                                    118,133              109,082             104,158
         Non-cash realignment costs                                        16,000                   --             129,000
         Employee benefits                                                 15,982                8,762              11,992
         Deferred income taxes                                              9,793               49,046             (22,388)
         Other                                                             (2,577)               4,411               2,110
         Changes in:
            Receivables                                                    43,575                9,078             (27,506)
            Inventories                                                    (2,845)              (1,980)              4,052
            Other assets                                                  (24,867)             (17,723)            (39,265)
            Payables                                                       13,725               10,345              (5,771)
            Accrued liabilities                                           (17,941)              (8,178)             13,867
---------------------------------------------------------------------------------------------------------------------------
      NET CASH FROM OPERATING ACTIVITIES                                  258,067              315,241             230,021
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                  (145,847)            (171,764)           (151,528)
   Acquisition of businesses, net of cash                                      --             (318,047)            (43,996)
   Proceeds from sale of business                                         246,500                   --                  --
   Purchase of marketable securities                                           --                   --            (100,000)
   Proceeds from sale of marketable securities                                 --                   --             159,049
   Other, net                                                               1,839               (6,246)             (8,867)
---------------------------------------------------------------------------------------------------------------------------
      NET CASH FROM INVESTING ACTIVITIES                                  102,492             (496,057)           (145,342)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in notes payable                                           (176,121)             283,326              95,562
   Proceeds from long-term debt                                                --              150,000                  --
   Repayment of long-term debt                                             (3,035)              (4,382)             (6,999)
   Cash dividends paid                                                    (91,422)             (86,016)            (81,731)
   Common Shares repurchased                                               (2,575)            (185,482)           (134,190)
   Other, net                                                                (981)                  --               1,399
---------------------------------------------------------------------------------------------------------------------------
      NET CASH FROM FINANCING ACTIVITIES                                 (274,134)             157,446            (125,959)
---------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                    86,425              (23,370)            (41,280)
Cash and cash equivalents at beginning of year                             27,599               50,969              92,249
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  114,024          $    27,599          $   50,969
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
   Income taxes paid                                                   $   36,002          $    48,762          $   94,683
   Interest paid                                                       $   33,407          $    17,720          $   12,971
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                     ------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

                                                                                     Foreign
                                                                                    Currency                       Total
                                             Common       Paid-in      Retained    Translation    Treasury     Shareholders'
                                             Shares       Capital      Earnings    Adjustment      Shares         Equity
---------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS FOR 1995:
   Opening balance                        $   162,677   $    69,795  $ 1,120,629   $   (16,583)  $   (50,692)  $ 1,285,826
   Net earnings                                    --            --       59,772            --            --        59,772
   Cash dividends, $.52 per share                  --            --      (81,731)           --            --       (81,731)
   Employee stock plans                            --           726           --            --         4,244         4,970
   Common Shares repurchased                       --            --           --            --      (134,190)     (134,190)
   Shares issued for an acquisition                --           304           --            --         2,259         2,563
   Foreign currency translation
      adjustment                                   --            --           --        (1,837)           --        (1,837)
---------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1995               162,677        70,825    1,098,670       (18,420)     (178,379)    1,135,373
TRANSACTIONS FOR 1996:
   Net earnings                                    --            --      152,398            --            --       152,398
   Cash dividends, $.57 per share                  --            --      (86,016)           --            --       (86,016)
   Employee stock plans                            --             4           --            --         4,362         4,366
   Common Shares repurchased                       --            --           --            --      (185,482)     (185,482)
   Foreign currency translation
      adjustment                                   --            --           --        (6,939)           --        (6,939)
---------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1996               162,677        70,829    1,165,052       (25,359)     (359,499)    1,013,700
TRANSACTIONS FOR 1997:
   Net earnings                                    --            --      142,536            --            --       142,536
   Cash dividends, $.61 per share                  --            --      (91,422)           --            --       (91,422)
   Employee stock plans                            --        (2,010)          --            --         1,356          (654)
   Common Shares repurchased                       --            --           --            --        (2,575)       (2,575)
   Foreign currency translation
      adjustment                                   --            --           --       (11,323)           --       (11,323)
---------------------------------------------------------------------------------------------------------------------------
   BALANCE AT DECEMBER 31, 1997           $   162,677   $    68,819  $ 1,216,166   $   (36,682)  $  (360,718)  $ 1,050,262
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                     ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     [Rubbermaid Logo]
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Rubbermaid Incorporated and its subsidiaries manufacture, market, sell, and distribute primarily plastic products in three major categories: home products, juvenile products, and commercial products. The Company's products are distributed primarily through its own sales personnel and manufacturers' agents to a variety of retailers and wholesalers, including mass merchandisers, toy stores, home centers, hardware stores, catalog showrooms, and distributors serving institutional markets. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of Consolidation
The consolidated financial statements include the accounts of Rubbermaid Incorporated and its subsidiary companies, all of which are wholly owned except for 51.0% owned Rubbermaid Japan Inc. and 89.6% owned Dom-Plast S.A. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 78.2% and 78.4% of inventories in 1997 and 1996, respectively. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

Long-Lived Assets
Property, plant, and equipment, net, is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

        Land improvements              5 to 45 years
        Buildings and fixtures         5 to 45 years
        Machinery and equipment        2 to 15 years

The excess of cost over fair value of net assets of businesses acquired at December 31, 1997 and 1996 of $303,618 and $380,524, respectively, net of accumulated amortization of $13,589 and $28,385, respectively, is amortized on a straight-line basis over periods ranging from 20 to 40 years.

The Company utilizes the undiscounted cash flow method to determine impairment in the carrying value of its long-lived assets. Measurement of an impairment loss is determined by reducing the carrying value of assets to fair value. Assets to be disposed of by sale or abandonment, as part of a plan committed to and approved by management, are recorded at the lower of carrying value or fair value less cost to sell. During 1997, the Company recorded a pretax asset impairment charge of $81,000, or $59,797 after-tax, or $.40 per Common Share.

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

Financial Instruments
Investments with maturities of three months or less at date of purchase are considered cash equivalents. The fair value of financial instruments, consisting of investments in cash, cash equivalents, receivables, obligations under accounts payable, and debt instruments, is based on interest rates available to the Company and comparisons to quoted prices. At December 31, 1997 and 1996, the fair value of these financial instruments approximates carrying value.

Derivative financial instruments are utilized by the Company to manage foreign exchange and interest rate risks. The Company does not use derivative financial instruments for trading.

A limited number of foreign exchange instruments are used by the Company to hedge firm and anticipated commitments and net investments in foreign subsidiaries. Instruments have included forward contracts, currency swaps, foreign currency loans, and foreign currency options, all in the same currency as the hedged commitment and net investment. In accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS
52), before hedge accounting is applied, derivative financial instruments are designated


                                     ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


and considered effective as hedges. When hedging commitments, gains and losses on financial instruments are deferred and recognized in income in the same period as the hedged transaction. When hedging net investments in foreign subsidiaries, gains and losses on financial instruments are included in the foreign currency translation adjustment. The fair value of these foreign currency instruments is estimated using current market prices provided by an outside quotation service. Should the Company terminate the foreign exchange instrument or the underlying hedged transaction, the Company would follow the applicable principles of FAS 52. The net unrealized gains or losses from hedging anticipated transactions were not material at December 31, 1997 and 1996.

The Company also uses floating-to-fixed interest rate swap agreements on a portion of its floating interest rate debt. Before hedge accounting is utilized, the swap agreement is designated to a specific debt instrument or commercial paper facility and the terms are closely related to the terms of the debt instrument or commercial paper facility. After designation, interest is recorded on the notional portion of debt covered by the agreements at the revised interest rate. Gains or losses on interest rate swap agreements terminated are deferred and recognized as a component of interest expense over the shorter of the term of the underlying debt obligation or the term of the terminated swap agreement. If the underlying debt obligation is retired, the Company would mark the swap agreement to market and recognize the related gain or loss. At December 31, 1997 and 1996, the carrying value of interest rate swaps approximates fair value.

Basic and Diluted Net Earnings Per Common Share
Basic and diluted net earnings per Common Share are based on the weighted average number of Common Shares outstanding during each year. Average shares used in the calculations were 149,849,551, 151,003,599, and 158,765,812 in 1997,
1996, and 1995, respectively. For the periods presented, the dilutive effect of stock options is not significant.

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


2. REALIGNMENT COSTS
During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs, improve operating efficiencies, and accelerate growth. During the second quarter of 1997, the Company revised the estimate of the costs to complete the program and included an additional $16,000 non-cash charge, or $9,920 after-tax, or $.07 per Common Share, in the 1997 Consolidated Statement of Earnings.

Subsequent to year end, the Company announced that the Board of Directors authorized the finalization of a major restructuring plan, designed to expand the Company's global market leadership and accelerate quality growth. Major initiatives will include the centralization of global procurement, and the consolidation of manufacturing and distribution worldwide. The Company expects that the restructuring actions could reach a pretax charge of at least $200,000. The charge will include cash outlays for severance, removal of equipment, and other activities that will be incurred over the next two years. Other charges related to consolidation or relocation of facilities will be recorded primarily in 1998.

3. BUSINESS DEVELOPMENT
Acquisitions
During November 1997, the Company agreed to acquire Curver Consumer Products, the European market leader in plastic consumer goods, from DSM N.V. The acquisition includes all Curver facilities, brands, and other assets and liabilities, in a total transaction valued at approximately $140,000. Subsequent to year end, the Company completed the transaction, which was funded by debt and cash.

During 1996, the Company acquired Graco Children's Products Inc. (Graco), a leading manufacturer of strollers and other children's products, for $318,047, net of cash. The excess of the purchase price over the fair value of the net identifiable assets acquired of $242,589 is being amortized over 40 years. The Graco acquisition was accounted for as a purchase and was funded with a combination of debt and cash.

Divestiture
During June 1997, the Company sold its Office Products business to Newell Co. in a cash transaction. The transaction included the sale of the worldwide manufacturing and distribution facilities, related equipment, and inventory for $246,500, resulting in a one-time, pretax gain of $134,447, or $79,447 after-tax, or $.53 per share.



                                     ------

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------


4. INVENTORIES
A summary of inventories follows:

                                      1997           1996
-----------------------------------------------------------
FIFO cost:
   Raw materials                   $   65,411     $  83,250
   Work-in-process                      8,571        11,494
   Finished goods                     201,900       213,000
-----------------------------------------------------------
                                      275,882       307,744
Excess of FIFO over LIFO cost         (25,285)      (30,933)
-----------------------------------------------------------
                                   $  250,597     $ 276,811
------------------------------------------------------------

5. PROPERTY, PLANT, AND EQUIPMENT, NET
The components of property, plant, and equipment, net, are summarized below:

                                     1997          1996
------------------------------------------------------------
Land and land improvements       $     29,750   $    33,724
Buildings and fixtures                300,489       320,527
Machinery and equipment               920,586       877,148
------------------------------------------------------------
                                    1,250,825     1,231,399
Accumulated depreciation             (648,377)     (614,220)
------------------------------------------------------------
                                      602,448       617,179
Additions in progress                 105,526       104,735
------------------------------------------------------------
                                 $    707,974   $   721,914
------------------------------------------------------------

6. NOTES PAYABLE AND LONG-TERM DEBT
Notes payable consist primarily of commercial paper and uncommitted credit facilities. The commercial paper, of which $49,738 was outstanding at December 31, 1997, was placed through brokers and is supported by a $500,000 committed credit facility entered into in January 1996. This facility is subject to normal banking terms and conditions, and expires in January 2001. In addition, as of December 31, 1997, the Company had approximately $259,400 in uncommitted credit facilities made available by commercial banks, of which $174,006 had been utilized. The Company's weighted average interest rate for notes payable was 5.9% and 5.7% as of December 31, 1997 and 1996, respectively.

During January 1996, the Company filed a Shelf Registration with the Securities and Exchange Commission for up to $400,000 of senior unsecured debt securities and in November 1996, issued $150,000 senior notes with a maturity of 2006 and a coupon rate of 6.6%.

Long-term debt at December 31, 1997 and 1996, is summarized as follows:

                                      1997           1996
-----------------------------------------------------------
6.6% Notes due 2006                 $ 150,000     $ 150,000
Other                                   3,444         7,754
-----------------------------------------------------------
                                      153,444       157,754
Less current portion                      281         3,287
-----------------------------------------------------------
                                    $ 153,163     $ 154,467
-----------------------------------------------------------

The aggregate principal payments due on the long-term debt for the five years subsequent to December 31, 1997 are as follows:

  1998         1999         2000          2001         2002
-----------------------------------------------------------
  $281         $290         $318          $301         $306
-----------------------------------------------------------

7. ACCRUED LIABILITIES
Accrued liabilities at December 31, 1997 and 1996, consist of the following:

                                      1997           1996
-----------------------------------------------------------
Compensation and commissions        $  25,091     $  31,351
Retirement plans                       18,133        24,574
Income taxes                           40,681            --
Other                                  98,334       129,226
-----------------------------------------------------------
                                    $ 182,239     $ 185,151
-----------------------------------------------------------

8. EMPLOYEE BENEFIT AND RETIREMENT PLANS
The Company provides retirement benefits primarily through noncontributory defined contribution plans. The cost of these plans aggregated $10,265, $13,742, and $11,834 in 1997, 1996, and 1995, respectively.

The Company maintains an incentive plan and an unfunded deferred compensation plan for participating officers and key management associates. The liability related to the deferred compensation plan ($37,088 and $33,881 at December 31, 1997 and 1996, respectively) is included in other deferred liabilities. The Company also maintains a Voluntary Employee Beneficiary Association (VEBA).


                                     ------
                                       23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


9. STOCK-BASED COMPENSATION PLANS
The Company's Stock Incentive and Option Plan (Plan) provides for Common Share awards to be made to key management associates with restrictions as to disposition and subject to forfeiture upon termination of employment or if certain performance goals are not achieved. In addition, the Plan provides for supplemental cash awards in the event performance goals are exceeded. The Plan also provides for the granting of non-qualified stock options as well as incentive stock options. No incentive stock options have been granted to date. The number of Common Shares as to which stock-based compensation awards may be granted under the Plan in any calendar year is limited to 1.0% of the total outstanding Common Shares as of the first day of the year.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option pricing models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Generally, stock options become exercisable over a three-year vesting period and expire 10 years from the date of grant.

Pro forma information for net earnings and basic and diluted net earnings per Common Share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.1%, 6.3%, and 6.2%; dividend yield of 2.0%; volatility factor of the expected market price of the Company's common stock of 23.0% in 1997 and 21.0% in 1996 and 1995; and an expected life of the option of 5 years.

Had compensation cost for the stock options been determined based on the fair value at the grant dates, the Company's net earnings and basic and diluted net earnings per Common Share would have been reduced. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The pro forma amounts for the years ending December 31, 1997, 1996, and 1995 are indicated below:

                             1997        1996       1995
-----------------------------------------------------------
Net earnings:
   As reported            $  142,536   $ 152,398   $ 59,772
   Pro forma                 137,937     151,937     59,564
Basic and diluted
   net earnings per
   Common Share:
   As reported                   .95        1.01        .38
   Pro forma                     .92        1.01        .38
-----------------------------------------------------------

A summary of the Company's stock option activity, and related information for the years ended December 31, 1997, 1996, and 1995, are as follows:

                                         Options
------------------------------------------------------------
                             1997         1996       1995
------------------------------------------------------------
Outstanding at
   beginning of year       1,078,101     528,756    372,350
Granted                    1,365,013     595,871    170,646
Exercised                     (2,141)       (225)        --
Forfeited                   (179,981)    (46,301)   (14,240)
------------------------------------------------------------
Outstanding at
   end of year             2,260,992   1,078,101    528,756
------------------------------------------------------------
Exercisable at
   end of year             1,263,142     278,546    121,250
------------------------------------------------------------

                            Weighted Average Exercise Price
------------------------------------------------------------
                              1997        1996        1995
------------------------------------------------------------
Outstanding at
   beginning of year        $  26.61     $ 29.47    $ 29.99
Granted                        24.21       24.08      28.13
Exercised                      27.02       26.06         --
Forfeited                      24.13       26.74      26.88
------------------------------------------------------------
Outstanding at
   end of year              $  25.36     $ 26.61    $ 29.47
------------------------------------------------------------
Exercisable at
   end of year              $  26.58     $ 29.93    $ 30.09
------------------------------------------------------------



                                     ------
                                       24

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------


The weighted average fair values of stock options granted during 1997, 1996, and 1995 were $6.31, $6.05, and $7.00, respectively. Exercise prices for options outstanding as of December 31, 1997 ranged from $22.81 to $34.63. The weighted average remaining contractual life of the outstanding stock options is 8.7 years.

During 1996 and 1995 the Company awarded 172,988 and 147,946 Common Shares, respectively, related to the Company's restricted stock awards. During 1997, 1996, and 1995, stock awards for 33,828, 39,230, and 31,824 Common Shares, respectively, were forfeited. The cost of the restricted stock awards, determined as the market value of the shares at the date of grant, is being amortized over the award's cycle period which ranges from three to five years. In 1997, 1996, and 1995, $2,171, $1,755, and $2,894, respectively, were charged to expense for restricted stock awards.

In addition, the Plan provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on the long-term performance of the Company. Substantially all of the participants elected to receive stock options in lieu of performance shares in 1997.

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

At December 31, 1997 and 1996, the actuarially determined status of these plans is as follows:

                                       1997        1996
---------------------------------------------------------
Accumulated postretirement benefit
 obligation:
   Retirees                         $  37,208   $ 32,110
   Other fully eligible participants    2,188      1,935
   Other active participants           20,954     16,959
---------------------------------------------------------
                                       60,350     51,004
Unrecognized net reduction
   in prior service costs                (321)     4,266
Unrecognized net gain                  10,433     14,681
---------------------------------------------------------
Amount included in other
   deferred liabilities             $  70,462   $ 69,951
---------------------------------------------------------

The expense related to the plans is as follows:

                        1997         1996          1995
---------------------------------------------------------
Service cost           $ 1,394      $ 1,520      $ 1,284
Interest cost            3,846        3,681        3,721
Amortization            (1,449)      (1,110)      (1,799)
---------------------------------------------------------
                       $ 3,791      $ 4,091      $ 3,206
---------------------------------------------------------

In estimating the Company's December 31, 1997 obligation under these plans, the annual increase in the per capita cost of covered benefits is assumed to decrease approximately one percentage point per year from 9.0% in 1997 to an ultimate rate of 6.0% in 2000. Adjusting the assumed annual increase in the per capita cost of covered benefits upward by one percentage point each year would increase the accumulated postretirement benefit obligation and the expense related to these plans by approximately 10.4% and 11.8%, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at December 31, 1997 and 1996, respectively.

11. RESEARCH AND DEVELOPMENT COSTS
Research and development costs relating to both future and present products are charged to selling, general, and administrative expenses as incurred. These costs aggregated $27,772, $29,505, and $28,963 in 1997, 1996, and 1995,
respectively.



                                     ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


12. ADVERTISING COSTS
Costs incurred for producing and communicating advertising and other brand support, including costs incurred under cooperative advertising programs with customers, are charged to selling, general, and administrative expenses as incurred or expensed ratably during the year in relation to revenues or certain other performance measures. Advertising costs were $137,963, $153,313, and $142,025 in 1997, 1996, and 1995, respectively.

13. INCOME TAXES
Income taxes are summarized as follows:

                              1997       1996        1995
------------------------------------------------------------
Current:
   Federal                 $  66,257   $  36,778   $ 44,500
   State and local             9,125       4,496      6,151
   OUS                         6,195       2,294      7,600
------------------------------------------------------------
                              81,577      43,568     58,251
Deferred:
   Federal                    10,562      43,796    (13,663)
   State and local             1,455       3,753     (2,725)
   OUS                        (2,224)      1,497     (6,000)
------------------------------------------------------------
                               9,793      49,046    (22,388)
------------------------------------------------------------
                           $  91,370   $  92,614   $ 35,863
------------------------------------------------------------

Earnings (loss) before income taxes aggregated $222,604, $234,010, and $98,835 for domestic operations and $11,302, $11,002, and $(3,200) for outside United States (OUS) operations in 1997, 1996, and 1995, respectively.

US income tax expense at the statutory tax rate is reconciled to the combined US and OUS income tax expense below:

                              1997       1996        1995
-----------------------------------------------------------
Tax at US federal
   statutory rate          $  81,867   $  85,754   $ 33,472
State and local income
   taxes, net of US
   federal benefit             5,848       6,125      2,391
Non-deductible
   amortization of
   intangible assets           4,867          --         --
Tax basis differential
   on sale of business         5,814          --         --
Other                         (7,026)        735         --
-----------------------------------------------------------
                           $  91,370   $  92,614   $ 35,863
-----------------------------------------------------------


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

December 31                              1997       1996
-----------------------------------------------------------
Deferred tax assets:
   Postretirement benefits            $   26,807  $  26,211
   Other employee benefits                23,669     25,105
   Realignment costs                       6,342     10,064
   Accruals, reserves, and
      other items                         36,016     50,067
-----------------------------------------------------------
   Total deferred tax assets              92,834    111,447
-----------------------------------------------------------
Deferred tax liabilities:
   Property, plant, and equipment         76,428     59,892
   Intangible assets and
      other items                          1,786     28,355
-----------------------------------------------------------
   Total deferred tax liabilities         78,214     88,247
-----------------------------------------------------------
Net deferred tax assets               $   14,620  $  23,200
-----------------------------------------------------------


As of December 31, 1997 and 1996, current deferred tax assets of $22,400 and $43,715, respectively, are reflected in other current assets.

14. COMMON SHARES
Share Repurchase Program
As part of a program previously authorized by the Board of Directors, the Company purchased approximately 100,000, 6,587,000, and 4,843,700 Common Shares in 1997, 1996, and 1995, respectively, for the treasury at an aggregate cost of $2,575, $185,482, and $134,190, respectively. Approximately 12,800,000 Common
Shares remain available for repurchase through 1999 based on the current Board authorization.

Shareholder Rights Plan
Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one Common Share at a price that is currently $125.00 per share. The rights are only exercisable in the event a person acquires or commences a tender offer or exchange offer for 10.0% or more of the Company's outstanding Common Shares. In



                                     ------
                                       26

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------


the event that a person who owns 10.0% or more of the Company's outstanding Common Shares merges into the Company, engages in one of a number of self-dealing transactions, or increases ownership to 15.0% or more, each right would entitle its holder to purchase a number of the Company's Common Shares having a market value equal to twice the right's exercise price. In the event that the Company engages in a merger or other business transaction in which the Company is not the surviving corporation, engages in a merger or other business combination transaction in which its Common Shares are changed or exchanged, or 50.0% or more of the Company's assets or earning power are sold, each right would entitle its holder to purchase a number of common shares of the acquiring, surviving, or resulting person having a market value equal to twice the right's exercise price.

The rights expire June 24, 2006, and may be redeemed by the Company at a price that is currently $.01 per right, prior to the occurrence of the events described above.

15. BUSINESS AND CREDIT CONCENTRATIONS
The Company operates exclusively in one industry, which is the manufacture and distribution of primarily plastic products, and sells to a broad range of customers, one of which accounted for 15.5%, 13.9%, and 14.5% of net sales in 1997, 1996, and 1995, respectively. Sales to a second customer amounted to 10.1% of net sales in 1997. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

16. GEOGRAPHIC SEGMENTS
At December 31, 1997, 1996, and 1995, the Company's equity in OUS subsidiaries was $173,957, $164,195, and $148,143, respectively.

Revenues from OUS customers, including OUS net sales and exports from US operations, represented 19.5%, 18.9%, and 18.0% of total net sales in 1997, 1996, and 1995, respectively.

The following is information about the Company's operations in different geographic areas:

                              Net Sales                       Operating Earnings                      Total Assets
---------------------------------------------------------------------------------------------------------------------------
(Dollars in millions) 1997      1996        1995         1997(a)      1996       1995(a)      1997       1996       1995
---------------------------------------------------------------------------------------------------------------------------
United States    $ 2,078.0    $2,045.0   $ 2,007.4      $ 209.6     $ 257.9     $ 108.5   $  1,572.7  $ 1,774.9   $1,410.0
OUS                  321.7       310.0       336.8          9.0        15.5         1.9        351.2      279.1      281.5
---------------------------------------------------------------------------------------------------------------------------
                 $ 2,399.7    $2,355.0   $ 2,344.2      $ 218.6     $ 273.4     $ 110.4   $  1,923.9  $ 2,054.0   $1,691.5
---------------------------------------------------------------------------------------------------------------------------

(a) Operating earnings in 1997 and 1995 include a pretax realignment charge of $16.0 million and $158.0 million, respectively. The charge in 1997 reduced United States and OUS operating earnings by $14.8 million and $1.2 million, respectively, while the 1995 charge reduced respective operating earnings by $140.8 million and $17.2 million.



                                     ------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)


17. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                            4th Quarter                3rd Quarter               2nd Quarter               1st Quarter
---------------------------------------------------------------------------------------------------------------------------
                         1997          1996         1997        1996          1997(a)      1996          1997       1996
---------------------------------------------------------------------------------------------------------------------------
Net sales             $  574,285    $ 616,021    $  583,349  $ 632,694     $  640,379  $  572,989    $  601,688  $ 533,285
Cost of sales            420,368      456,078       429,113    438,361        466,364     389,127       432,579    365,954
Net earnings              31,790       19,863        30,126     46,108         46,595      44,750        34,025     41,677
---------------------------------------------------------------------------------------------------------------------------

Per Common Share:
   Net earnings --
      basic and diluted      .21          .13           .20        .31            .31         .30           .23        .27
   Cash dividends paid       .16          .15           .15        .14            .15         .14           .15        .14
Market price range:
   High                    26.50        24.75         30.31      29.25          30.00       29.13         24.88      30.25
   Low                     23.31        22.63         24.75      22.38          24.00       26.75         21.63      25.25
---------------------------------------------------------------------------------------------------------------------------

(a) Included in the second quarter of 1997 is a pretax gain of $134.4 million ($79.4 million after-tax, or $.53 per Common Share) on the divestiture of the Office Products business, partially offset by pretax asset impairment charges and revised realignment costs totaling $97.0 million ($69.7 million after-tax, or $.47 per Common Share).


18. CONTINGENCIES
In September 1997, an administrative law judge of the Federal Trade Commission ("F.T.C.") ruled that a major customer of the Company illegally pressured manufacturers not to sell toys to warehouse clubs. That decision is being appealed. Subsequent to the F.T.C. decision, numerous class action suits seeking damages on behalf of consumers have been filed against the customer and certain manufacturers, including the Company, which was not named as a defendant in the F.T.C. suit, nor were any other manufacturers. The Company is of the opinion, supported by legal counsel, that it has not violated any law and intends to contest any such class action suits. Management believes the outcome of this matter will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
Net sales in 1997 of $2.400 billion, increased for the 46th consecutive year, a 2% increase over the $2.355 billion posted in 1996. Total volume growth contributed 5%, of which acquisitions, net of divestitures, added 5% for the year, while continuing core unit volume was flat. Price and currency offset this increase with a negative 3% impact. Core unit volumes were depressed by a decline in the juvenile products category and the flat performance of the home products category, partially offset by a core unit volume increase experienced in the commercial products category. Core unit volumes for the year were depressed as a result of the Company's decline in the third fiscal quarter, primarily resulting from retail inventory control programs and retail delays in new product launches. In all other fiscal quarters the Company achieved core unit volume growth. Net sales in 1996 were slightly ahead of the $2.344 billion of 1995. Acquisitions and core continuing unit volume both added 4% each. Sales were impacted by negative price realization of 3% and divested and discontinued SKUs of 5%.

For the fifth consecutive year the Company's emphasis on global expansion has resulted in international sales growth that has outpaced that of the domestic business. Revenues from OUS customers, including exports from US operations, represented 19.5%, 18.9%, and 18.0% of total net sales in 1997, 1996, and 1995 respectively.

Net earnings in 1997 were $142.5 million, or $.95 per share, compared to $152.4 million, or $1.01 per share in 1996. Included in 1997 net earnings is a non-operating after-tax gain of $79.4 million offset by a non-operating after-tax charge of $69.7 million. Excluding the one-time



                                     ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                      [Rubbermaid Logo]
--------------------------------------------------------------------------------


non-operating items, net earnings were $132.8 million, or $.89 per share. Earnings in 1997 are 13% lower than 1996 which reflects lower sales volumes, higher year-over-year resin and other material cost inflation, lower price realization, unfavorable product mix, and higher interest costs. Net earnings in 1995 were $59.8 million, or $.38 per share, after recording a realignment charge of $98.7 million after-tax, or $.62 per share.

During the fourth quarter of 1995, the Company's management approved a two-year strategic realignment program designed to reduce costs, improve operating efficiencies, and accelerate growth. This two-year program included the cost of exiting facilities, asset write-offs primarily due to product realignments, and employee termination costs associated with a reduction in the total number of associates. The Company included in its 1995 Consolidated Statement of Earnings a charge of $158.0 million for costs associated with this program. These charges reduced after-tax earnings by $98.7 million. Approximately $129.0 million represented non-cash costs while the remaining $29.0 million of costs was associated with employee terminations and certain exit related costs. During the second quarter of 1997, the Company revised the estimate of the costs to complete the program and included an additional $16.0 million non-cash charge, or $.07 per share.

As of December 31, 1997, the realignment activities were substantially completed. The Company has exited or initiated closure of all nine locations slated for closure in the plan, completed the associate reductions, and achieved the estimated annual savings of $50.0 million anticipated in the 1995 realignment program.

Cost of sales as a percent of sales was 72.9%, 70.0%, and 71.4% in 1997, 1996, and 1995, respectively. The increase in 1997 over 1996 was caused by significantly higher raw material costs, a higher mix of lower margin products, lower price realization, and unfavorable operating variances. An unprecedented volatility in raw material costs, particularly plastic resin costs, was experienced with rapid price increases through 1995, followed by a drop through mid 1996, another rapid increase through the end of 1996, reaching a peak at mid-year 1997. In the second half of 1997, prices began to decline. The improvement in 1996 over 1995 reflects productivity gains as a result of the realignment, other structural improvements in cost, and lower resin costs. In addition, in 1997, 1996, and 1995, the Company experienced substantial underabsorbed overhead costs related to the combined impact of lower-than-planned sales volume and efforts to reduce inventories.

Selling, general, and administrative expenses as a percent of net sales were 17.4%, 18.3%, and 17.2%, in 1997, 1996, and 1995, respectively. The lower level in 1997 versus 1996 reflects productivity arising from realignment activities and control over spending. The increase in 1996 over 1995 is attributable to additional marketing activities and globalization efforts, partially offset by productivity improvements.

Other charges (credits), net, reflects higher interest expense in 1997 over 1996 with a full year of funding of Graco and share repurchases, partially offset by the reduction of short-term debt from the funds generated by the divestiture of Office Products. Miscellaneous other charges reflects income in 1997 resulting from a pretax gain of $134.4 million for Office Products, partially offset by a pretax charge of $81.0 million for asset impairments related to acquisitions. Other charges increased in 1996 over 1995 primarily as a result of higher net interest expense attributable to debt increases to fund the share repurchase program and acquisition of Graco.

The effective tax rate as a percentage of earnings before income taxes was 39.1%, 37.8%, and 37.5% for 1997, 1996, and 1995, respectively. In 1997 the effective rate on operating activities was 32.4%. The higher rate of 39.1% reflects the tax effects of the non-operating activities in 1997. The Company was able to reduce the 1997 effective tax rate on operating earnings by taking advantage of recent global expansion initiatives that allowed the Company to enter into rate reducing strategies.

OUTLOOK FOR 1998
Excluding the effect of the Curver acquisition, which was completed in January 1998, the Company anticipates core unit volume sales growth to outpace the effects of divestitures and continuing negative price and currency translation. The addition of Curver enhances the European business and will put the Company well on the way to its 30% OUS sales as a percent to total sales target. Curver is expected to provide additional sales growth in 1998 of $180.0 million.

Earnings are anticipated to grow at a rate in excess of sales growth, benefitting from lower raw material costs, anticipated volume leverage, and further productivity improvements. In 1998, the Company is projecting an effective tax rate of 35%. Stronger earnings for 1998 in conjunction with the fixed nature of the benefits from the tax strategies will push the effective rate higher. The total



                                     ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


impact on earnings for 1998 from the Curver acquisition is expected to be non-dilutive. In subsequent years, the acquisition is expected to be accretive.

In January 1998, the Company announced a major restructuring plan designed to expand the Company's global market leadership and accelerate quality growth. The restructuring plan includes centralizing global procurement, and consolidating manufacturing and distribution worldwide. The Company will establish the procurement organization during the first quarter of 1998, allowing the Company to fully realize economies of scale and establish alliances to drive innovation through shared research. The new operations format will be modeled on the cost effective structure the Company has in place in its European business. Shared utilization of assets to make and distribute product will support efficient customer logistics and service, which will free up inefficient and excess capacity, in turn enhancing profitability. To enhance core unit volume growth, the Company will fund increased expenditures in consumer advertising, category management, and product development.

The specifics of the cost breakdown will be available later in 1998; however, it is expected that the restructuring charge could reach at least $200 million pretax. This charge, incurred over a two year period, would include cash outlays for severance, removal of equipment, and other actions. Other charges related to consolidation or relocation of facilities will primarily be recorded in 1998. North American, European, and Asian operations will all be affected by the restructuring plan. The Company expects a reduction in annual operating expenses of approximately $30 million in 1998, with a running rate of $200 million attained by the end of 2000.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remains strong and the Company has the resources necessary to meet future anticipated funding requirements. The Company has historically financed its growth through a combination of cash provided from operations, debt financing, and new equity issuance. Cash provided from operating activities is the primary source of liquidity and amounted to $258.1 million, $315.2 million, and $230.0 million in 1997, 1996, and 1995, respectively. The cash generated from operations in 1997, in addition to proceeds from the sale of Office Products, enabled the Company to satisfy capital expenditure needs and pay dividends.

At December 31, 1997, the Company maintained uncommitted arrangements with various commercial banks to provide $259.4 million in availability under short-term unsecured credit facilities to finance fluctuations in working capital and general corporate purposes. This borrowing capacity is in addition to a $500 million unsecured, committed credit facility designated to support the commercial paper program entered into in 1996. In 1996, the Company filed a Shelf Registration with the Securities and Exchange Commission for the issuance of up to $400 million of senior, unsecured debt securities. To date the Company has issued $150 million of senior notes with a maturity of 10 years and a coupon rate of 6.6%.

As part of a program previously authorized by the Board of Directors, the Company purchased approximately 0.1 million shares in 1997, and 6.6 million shares in 1996, of its common stock for the treasury at an aggregate cost of $2.6 million and $185.5 million, respectively.

In 1997, the Company invested $145.8 million in property, plant, and equipment to improve productivity, tool new products, expand capacity, and for the ongoing implementation of a common, integrated, global management information system. A significant part of the 1998 restructuring will require capital investment for robotics and machine upgrades, as well as for expansion or construction of facilities. However, the Company anticipates total capital expenditures in 1998 to be approximately $150 million.

Working capital, excluding cash and cash equivalents, increased $48.8 million in 1997. The net change is primarily the result of lower notes payable of $176.1 million resulting from the proceeds of the Office Products divestiture. Excluding the effect of notes payable, working capital decreased $127.3 million, reflecting the disposition of Office Products, lower receivables and prepaid expenses, and higher accounts payable.

Dividends
For 43 consecutive years the Company has increased dividends paid per share. The Company's objective is to pay approximately 30% of current year earnings as dividends, to provide higher dividends to shareholders each year, and to retain sufficient earnings and capital to fund future investment opportunities to enable sales and earnings per share to double every 5 to 6 years.



                                     ------

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------


OTHER MATTERS
Divestitures
In June 1997, the Company sold the worldwide manufacturing and distribution facilities, related equipment, and inventory of the Office Products business for $246.5 million in cash, resulting in an after-tax gain of $79.4 million.

Acquisitions
Subsequent to the end of the year, the Company acquired Curver Consumer Products, Europe's largest producer of plastic consumer products for indoor and outdoor use sold through retail channels.

Year 2000
The Company has been aware of the potential implications the "Year 2000" issue could have on its business, as a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. As a result, in 1996 the Company conducted a comprehensive review of its computer systems to identify those that could be affected by the Year 2000 issue and developed a plan that included implementing a common, integrated, global management information system to resolve the issue.

The global management information system is Year 2000 compliant and will eventually replace all of the Company's primary business systems. The implementation schedule calls for completion prior to the Year 2000 changeover, thereby eliminating many of the concerns of the transition. To mitigate concern over potential failures while minimizing the expense associated with Year 2000 compliance, the Company has developed contingency plans in each of the business units to correct and upgrade only those existing systems where potential failures could occur should the targeted implementation dates not be met. To date the Company has not experienced any Year 2000 failures and the amounts expended on corrections and upgrades have been minimal.

The Company presently believes that, with converting to a new global management information system, and modifications to existing software for businesses with implementation dates close to the end of the century, the Year 2000 issue will not pose significant operational problems for the Company's computer systems as so converted and modified. However, if such conversions and modifications are not completed timely by the Company, or significant third parties with whom the Company does business, the Year 2000 issue could have a material impact on the operations of the Company.

Inflation
The Company maintains operations in Mexico which has experienced high inflation levels. Neither the operations of Mexico nor the effects of the inflation are material to the results of operations of the Company.

ENVIRONMENTAL PROGRAM
The Company is subject to various laws and regulations concerning environmental matters and employee safety and health in the United States and other countries. The Occupational Safety and Health Administration, the US Environmental Protection Agency, and other federal agencies, have authority to promulgate regulations that have an impact on the Company's operations. Many state and local governments also have adopted environmental and employee safety and health laws and regulations. Federal and state authorities may seek fines and penalties for violation of these laws and regulations. As part of its continuing environmental program, the Company has been able to comply with regulations and requirements of state and federal agencies without any materially adverse effect on its business.

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

ACCOUNTING PRONOUNCEMENTS
FAS 128
The Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (FAS 128), which is effective in 1997. FAS 128 replaced Accounting Principles Board Opinion No. 15 (APB 15), and specifies the computation, presentation, and disclosure for earnings per share (EPS) amounts. FAS 128 replaces the presentation of APB 15 primary EPS with "basic" EPS and replaces APB 15 fully diluted EPS with "diluted" EPS.

Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares for the period. In adopting FAS 128



                                     ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


the Company does not have a difference between the calculation of basic and primary EPS. Diluted EPS reflects the dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. The Company would include its outstanding stock option grants in this calculation. Under the treasury stock method allowed in FAS 128, the options will only be dilutive when the average market price of the common stock exceeds the exercise price of the options.

FAS 129
The Financial Accounting Standards Board issued Statement No. 129, "Disclosure of Information about Capital Structure" (FAS 129), which is also effective in 1997. FAS 129 lists required disclosures about capital structure that had previously been included in a number of existing statements or opinions. As this statement is a compilation of existing disclosures, it did not have an impact on the consolidated financial statements of the Company.

FAS 130
In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (FAS 130), which is effective in 1998. FAS 130 requires the Company to report comprehensive income in the consolidated financial statements. Comprehensive income includes net income and other revenues, expenses, gains, and losses that are excluded from net income. The items excluded from net income are those covered by other Financial Accounting Standards Board Statements, such as FAS 52 "Foreign Currency Translation", FAS 80 "Accounting for Futures Contracts", FAS 87 "Employers' Accounting for Pensions", and FAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

FAS 130 allows three alternatives for disclosure of comprehensive income; in the statement of earnings; a separate statement of comprehensive income; or in a separate column in the statement of shareholders' equity. The Company already discloses separately in the Consolidated Statement of Shareholders' Equity the applicable components of comprehensive income. Therefore, there will not be any significant changes in disclosure resulting from this statement.

FAS 131
Also in June of 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective in 1998. This statement supersedes the existing segmental disclosures of FAS 14, as well as parts of other various statements. FAS 131 uses a "management approach" to identify operating segments whose operating results are regularly reviewed by the Company's chief operating decision makers to allocate resources and assess performance, and for whom discrete financial information is available.

Operating segments can be combined if the segments meet five aggregation criteria outlined in FAS 131. Reportable segments are operating segments that meet specified quantitative thresholds based on revenues, profit (or loss), and assets. For each reportable segment FAS 131 requires disclosure of the types of products and services, segment data measures, and segment reconciliations to the consolidated financial statements. On an enterprise wide basis, FAS 131 requires information about products and services, geographic data, and major customer data.

The Company's pan-European business would be considered an operating segment under FAS 131 and would meet the quantitative thresholds to be a reportable segment. With the 1998 restructuring program, referenced earlier in this discussion, the Company has not yet determined the operating segments of the North American market as they would exist at December 31, 1998. The intent of the restructuring program is to apply the pan-European operational approach to the North American market. Therefore, as specific restructuring actions become finalized in 1998, the structure of the organization may change the composition of the reportable segments as they would be defined at December 31, 1997. The Company already provides the enterprise wide disclosures for geographic data and major customers. For the enterprise wide product revenue disclosure, the Company intends to report its three major product categories of home products, juvenile products, and commercial products.

RISK MANAGEMENT
The Company is exposed to market risk from changes in interest rates, foreign exchange rates, and market indexed raw material prices. The Company enters into various hedging transactions to manage this exposure through a controlled program pursuant to the Company's policies and procedures. The Company monitors interest rate, foreign exchange, and market indexed raw material risks and offsetting hedged positions on an ongoing basis. The Company does not use derivative financial instruments for trading purposes.



                                     ------

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------

Value at Risk
Calculations of value at risk are intended to measure the maximum amount of loss the Company could incur from adverse market movements in interest and foreign exchange rates over a one day period, given a 95% confidence level. Loss is defined in the value at risk estimates as loss of fair market value. Calculations of loss are based on a variance-covariance value at risk model. The calculations rely on interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. Financial returns are assumed in the model to be normally distributed. The model includes all foreign exchange hedges, interest rate sensitive debt, investments, and swaps, and their corresponding underlying exposures.

The estimated value at risk amounts discussed below represent the potential fair value loss the Company could incur due to adverse changes in interest or foreign exchange rates for a one day period. They ignore the possibility that such movements could move in the Company's favor. It is unlikely that such daily losses would occur over an extended period of time. The Company's calculated value at risk amounts are forward looking statements of market risk in which certain adverse market conditions are assumed to occur.

Interest Rate Risk
The Company uses interest rate swaps to hedge underlying debt obligations and reduce its exposure to interest rate movements. Net exposure to interest rate movements consists primarily of intermediate term debt.

Based on overall interest rate exposures at December 31, 1997, the potential value at risk loss the Company could incur from adverse changes in interest rates for a one day period, with a 95% confidence level, would not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

Foreign Exchange Risk
The Company uses currency forward contracts and currency swaps to hedge its exposure to adverse changes in foreign exchange rates. The primary objective of the Company's hedging activity is to protect against volatility associated with non-functional currency costs and cash flows from foreign operations. The Company's greatest foreign exposures are in the Canadian Dollar and the Irish Punt.

The foreign exchange value at risk is primarily driven by foreign currency net assets deployed outside the United States. These assets are translated to US dollars at the current exchange rates. The change in value of these assets caused by fluctuations in currency rates is included in the currency translation adjustment section of shareholders equity, and is not a part of income. Currency interest rate swaps are designated as hedges of related net foreign asset exposures. The currency effects of these hedges are reflected in the currency translation adjustment section of shareholders' equity, offsetting a portion of the translation of the net assets.

Based on overall currency rate exposures at December 31, 1997, the potential value at risk loss the Company could incur from adverse changes in foreign exchange rates for a one day period, with a 95% confidence level, would not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

Market Indexed Raw Material Risk
The Company purchases raw materials, primarily derivatives of petroleum or natural gas, that are subject to price volatility. Resin price volatility and its affect on earnings is reviewed in the results of operations discussion. Derivative financial instruments for hedging resin price risks are now available, but this market is in the early stages of development. The Company was not engaged in any material hedging of this risk at December 31, 1997.

FORWARD-LOOKING DISCUSSIONS
Forward-looking statements contained in this report involve uncertainty and risk. As such, it is possible that the Company's future financial performance may differ materially from current expectations due to a variety of factors such as changes in: the competitive environment; the condition of the industry and economy, including the effect of weather, consumer and customer demand; the cost of raw materials, which may not be recovered through selling prices; the rate of growth in selling, general, and administrative expenses due to the Company's business expansion; working capital requirements; changes in interest rates; the under-utilization of production facilities; international factors, including currency exchange rates, economic conditions, and difficulties or delays in the Company's business expansion outside the United States; or difficulties or delays in the implementation of the Company's global management information system.



                                     ------

11-YEAR FINANCIAL SUMMARY
--------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)

Years ended December 31                                       1997                1996               1995                1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                                 $  2,399,701        $ 2,354,989        $ 2,344,170         $ 2,169,354
Cost of sales                                                1,748,424          1,649,520          1,673,232           1,465,586
Selling, general, and administrative expenses                  416,641            432,063            402,586             347,915
NET EARNINGS                                                   142,536(a)         152,398             59,772(b)          228,126
------------------------------------------------------------------------------------------------------------------------------------
   Per Common Share--basic and diluted                    $        .95(a)     $      1.01        $       .38(b)      $      1.42
------------------------------------------------------------------------------------------------------------------------------------
   Percent of net sales                                            5.9%               6.5%               2.5%               10.5%
------------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                            13.8%              14.2%               4.9%               18.9%
FINANCIAL POSITION
Current assets                                            $    816,204        $   856,720        $   851,207         $   926,666
Property, plant, and equipment, net                            707,974            721,914            626,637             607,628
Intangible and other assets, net                               399,716            475,346            213,684             174,886
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                              $  1,923,894        $ 2,053,980        $ 1,691,528         $ 1,709,180
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                       $    567,084        $   742,821        $   414,732         $   295,597
Other deferred liabilities                                     153,385            142,992            135,244             116,181
Long-term debt                                                 153,163            154,467              6,179              11,576
Shareholders' equity                                         1,050,262          1,013,700          1,135,373           1,285,826
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $  1,923,894        $ 2,053,980        $ 1,691,528         $ 1,709,180
------------------------------------------------------------------------------------------------------------------------------------
Total debt as a percent of capitalization                         26.4%              35.5%              10.2%                2.6%
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                           $    249,120        $   113,899        $   436,475         $   631,069
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                     1.44               1.15               2.05                3.13
OTHER DATA
Average Common Shares outstanding (000)                        149,850            151,004            158,766             160,893
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                       $     91,422        $    86,016        $    81,731         $    74,425
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per Common Share                      $        .61        $       .57        $       .52         $       .46
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per Common Share                     $       7.02        $      6.77        $      7.27         $      8.00
------------------------------------------------------------------------------------------------------------------------------------
Stock price range - NYSE                                  $      30-22        $     30-22        $     34-25         $     35-24
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                      $    145,847        $   171,764        $   151,528         $   118,000
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                             $    118,133        $   109,082        $   104,158         $    93,724
------------------------------------------------------------------------------------------------------------------------------------
Number of shareholders at year end                              26,701             31,112             32,439              30,889
------------------------------------------------------------------------------------------------------------------------------------
Average number of associates                                    12,618             13,861             14,054              12,939
------------------------------------------------------------------------------------------------------------------------------------

(a) Included in 1997 is a pretax gain of $134.4 million ($79.4 million after-tax, or $.53 per Common Share) on the divestiture of the Office Products business, partially offset by pretax asset impairment charges and revised realignment costs totaling $97.0 million ($69.7 million after-tax, or $.47 per Common Share).
(b) Included in 1995 is a pretax realignment charge of $158.0 million ($98.7 million after-tax, or $.62 per Common Share).
(c) Results before/after the cumulative effect of changing the method of accounting for postretirement benefits other than pensions.


                                     ------

                                                               [Rubbermaid Logo]
--------------------------------------------------------------------------------


    1993               1992                1991               1990               1989               1988                1987
---------------------------------------------------------------------------------------------------------------------------------
$1,960,207          $ 1,805,332        $ 1,667,305        $ 1,534,013         $ 1,452,365       $  1,291,584        $ 1,096,055
 1,285,949            1,200,651          1,102,685          1,014,526             967,563            886,850            727,927
   328,741              310,410            307,780            286,647             268,148            221,497            199,145
   211,413      184,207/164,095(c)         162,650            143,520             124,984            106,858             90,723
---------------------------------------------------------------------------------------------------------------------------------
$     1.32           $1.15/1.02(c)     $      1.02        $       .90         $       .78       $        .67        $       .57
---------------------------------------------------------------------------------------------------------------------------------
      10.8%           10.2%/9.1%(c)            9.8%               9.4%                8.6%               8.3%               8.3%
---------------------------------------------------------------------------------------------------------------------------------
      20.0%          19.5%/17.5%(c)           19.7%              20.2%               20.6%              20.6%              20.8%

$  829,744          $   699,650        $   663,999        $   602,697         $   567,307       $    452,639        $   418,563
   572,136              517,096            461,375            405,520             379,107            347,677            310,017
   111,244              109,823            119,157            106,033              38,591             42,389             45,748
---------------------------------------------------------------------------------------------------------------------------------
$1,513,124          $ 1,326,569        $ 1,244,531        $ 1,114,250         $   985,005       $    842,705        $   774,328
---------------------------------------------------------------------------------------------------------------------------------
$  259,314          $   223,246        $   245,500        $   235,300         $   215,121       $    197,431        $   209,771
   103,914               95,395             85,479             71,555              67,114             47,471             47,585
    19,414               20,279             27,812             39,191              50,294             39,023             40,042
 1,130,482              987,649            885,740            768,204             652,476            558,780            476,930
---------------------------------------------------------------------------------------------------------------------------------
$1,513,124          $ 1,326,569        $ 1,244,531        $ 1,114,250         $   985,005       $    842,705        $   774,328
---------------------------------------------------------------------------------------------------------------------------------
       3.0%                 4.3%               5.8%               7.0%                9.9%              10.5%              12.2%
---------------------------------------------------------------------------------------------------------------------------------
$  570,430          $   476,404        $   418,499        $   367,397         $   352,186       $    255,208        $   208,792
---------------------------------------------------------------------------------------------------------------------------------
      3.20                 3.13               2.70               2.56                2.64               2.29               2.00

   160,318              160,207            160,126            159,688             159,250            158,928            158,468
---------------------------------------------------------------------------------------------------------------------------------
$   64,938          $    56,477        $    49,643        $    42,621         $    35,975       $     29,520        $    24,581
---------------------------------------------------------------------------------------------------------------------------------
$      .41          $       .35        $       .31        $       .27         $       .23       $        .19        $       .16
---------------------------------------------------------------------------------------------------------------------------------
$     7.05          $      6.16        $      5.53        $      4.80         $      4.10       $       3.52        $      3.01
---------------------------------------------------------------------------------------------------------------------------------
$    37-28          $     37-27        $     38-19        $     23-16         $     19-13       $      14-11        $     18-10
---------------------------------------------------------------------------------------------------------------------------------
$  141,697          $   134,528        $   122,513        $   103,720         $    89,787       $     87,333        $   104,429
---------------------------------------------------------------------------------------------------------------------------------
$   85,415          $    73,836        $    66,686        $    58,586         $    65,866       $     50,173        $    50,032
---------------------------------------------------------------------------------------------------------------------------------
    22,508               20,255             15,429             13,305              11,225             10,482             10,104
---------------------------------------------------------------------------------------------------------------------------------
    11,978               11,296              9,754              9,304               9,098              8,643              7,512
---------------------------------------------------------------------------------------------------------------------------------



                                     ------
                                       35